UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2023

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                         Form 40-F  ☐

POSCO HOLDINGS INC. is furnishing under cover of Form 6-K:

Exhibit 99.1: An English-language translated documents of POSCO HOLDINGS INC.’s Corporate Interim Report Q2 for the year 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: September 6, 2023	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President

Exhibit 99.1

INTERIM REPORT

(From January 1, 2023 to June 30, 2023)

THIS IS AN ENGLISH TRANSLATION OF THE QUARTERLY REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON BOTH CONSOLIDATED AND NON-CONSOLIDATED BASIS IN ACCORDANCE WITH THE KOREAN-INTERNATIONAL FINANCIAL REPORTING STANDARDS (K-IFRS) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

INTERIM REPORT

(From January 1, 2023 to June 30, 2023)

To:	Korean Financial Services Commission and Korea Exchange

/s/ Jeong, Ki-Seop
Jeong, Ki-Seop
President and Representative Director
POSCO HOLDINGS INC.
6261 Donghaean-ro, Pohang-si, Nam-gu, Gyungsangbuk-do, Korea
Telephone: +82-54-220-0114

/s/ Han, Young-Ah
Han, Young-Ah
Head of IR team, Senior Vice President
POSCO HOLDINGS INC.
6261 Donghaean-ro, Pohang-si, Nam-gu, Gyungsangbuk-do, Korea
Telephone: +82-054-220-0114

I.	Overview

II.	Business

III.	Financial Statements

IV.	Corporate Governance

Attachment: Independent auditors’ review reports on consolidated financial statements

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I. OVERVIEW

1. Company Overview

POSCO HOLDINGS INC. (the “Company”, Former POSCO)1)

1) Change of the company name : POSCO (the “Company”) approved the vertical Spin-off plan at the Extraordinary General Meeting of Shareholders as proposed on January 28, 2022 and therefore, the name of the company has changed from ‘POSCO’ to ‘POSCO HODLINGS INC.’ as of March 2, 2022.

The Company’s business scope is as follows:

Scope of Company’s Business
(1) To engage in holding business of controlling the business of, and guiding, organizing and improving the management of, subsidiaries by acquiring and owning the shares or ownership interests in subsidiaries (including sub-subsidiaries and companies controlled by such sub-subsidiaries; collectively “subsidiaries”);

(2) To engage in the management and licensing of intellectual property rights including brands and trademarks;

(3) To engage in the investment related to start-up assistance and new technology;

(4) To engage in market research, management advisory and consulting services;

(5) To engage in technology research and commissioned services;

(6) To engage in matters entrusted by subsidiaries to assist the subsidiaries’ businesses;

(7) To engage in the supply of gas such as hydrogen and resources development business;

(8) To engage in leasing of real estate and distribution businesses; and

(9) To engage in all other conducts, activities or businesses which are related, directly or indirectly, to the attainment and continuation of the foregoing purposes.

2. Business Organization

A. Highlights of the Company’s Business Organization

(1) Name of the Enterprise Group : POSCO HODLINGS INC.

(2) Location of the Headquarters : 6261 Donghaean-ro (Goedong-dong), Nam-gu, Pohang-si, Gyeongsangbuk-do, Korea

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(3) Summary of consolidated subsidiaries

(Number of companies)

	Number of consolidated subsidiaries				Number of major subsidiaries
	Jan 1, 2023	Increase	Decrease	Mar 31, 2023
Listed	6	—	—	6	6
Unlisted	174	9	2	181	80
Total	180	9	2	187	86

*	The number of consolidated companies above does not include POSCO HOLDINGS
*	Among listed corporations, there is one overseas corporation
(5 domestic corporations and 1 overseas corporation).
*	Newly included : QS1, POSCO PS Tech, POSCO PR Tech, POSCO PH Solution,
POSCO GYS Tech, POSCO GYR Tech, POSCO GY Solution,
PT AGPA REFINERY COMPLEX, Port Hedland Green Steel Pty Ltd
*	Excluded subsidiaries : POSCO Energy, POS-CD PTY LTD

(4) Major Changes in the Board of Directors

Date of Change	Type of General Meeting of Shareholders	Appointment		Expiration of Term
		New	Re-appointment
March 15, 2019	Ordinary	—	Representative Director Chang, In-Hwa	—
		—	Inside Director Chon, Jung-Son	—
		Inside Director Kim, Hag-Dong	—	—
		Inside Director Jeong, Tak	—	—
		—	—	Representative Director Oh, In-Hwan
		—	—	Inside Director Yu, Seong
		Outside Director Pahk, Heui-Jae	—	—
		—	Outside Director Kim, Shin-Bae	—
		—	Outside Director Chung, Moon-Ki	—
		—	—	Outside Director Lee, Myoung-Woo
March 27, 2020	Ordinary	—	Representative Director Chang, In-Hwa	—
		—	Inside Director Chon, Jung-Son	—
		—	Inside Director Kim, Hag-Dong	—
		—	Inside Director Jeong, Tak	—
		—	Outside Director Chang, Seung-Wha	—

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Date of Change	Type of General Meeting of Shareholders	Appointment		Expiration of Term
		New	Re-appointment
March 12, 2021	Ordinary	—	Representative Director Choi, Jeong- Woo	—
		—	Representative Director Kim, Hag-Dong	—
		—	Representative Director Chon, Jung-Son	—
		—	Inside Director Jeong, Tak	—
		Inside Director Chung, Chang-Hwa	—	—
		—	—	Inside Director Chang, In-Hwa
		—	Outside Director Kim, Sung-Jin	—
		Outside Director Yoo, Young-Sook	—	—
		Outside Director Kwon, Tae-Kyun	—	—
		—	—	Outside Director Kim, Joo-Hyun
		—	—	Outside Director Bahk, Byong-Won
March 18, 2022	Ordinary	—	Representative Director Chon, Jung-Son	—
		—	Inside Director Chung, Chang-Hwa	—
		Inside Director Yoo, Byeong-Og	—	—
		—	—	Representative Director Kim, Hag-Dong
		—	—	Inside Director Jeong, Tak
		Non-standing Director Kim, Hag-Dong	—	—
		—	Outside Director Pahk, Heui-Jae	—
		Outside Director Yoo, Jin-Nyong	—	—
		Outside Director Sohn, Sung-Kyu	—	—
		—	—	Outside Director Kim, Shin-Bae
		—	—	Outside Director Chung, Moon-Ki
		—	Inside Director Yoo, Byeong-Og	—

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Date of Change	Type of General Meeting of Shareholders	Appointment		Expiration of Term
		New	Re-appointment
March 17, 2023	Ordinary	Representative Director Jeong, Ki-Seop	—	—
		Inside Director, Kim, Ji-Yong	—	—
		—	—	Representative Director Chon, Jung-Son
		—	—	Inside Director Chung, Chang-Hwa
		Outside Director, Kim, Joon-Gi	—	—
		—	—	Outside Director Chang, Seung-Wha
		—	Non-standing Director Kim, Hag-Dong	—

(5) Changes of the Major Shareholders of POSCO HOLDINGS INC.

(a) Since January 30, 2007, National Pension Service holds the largest number of common shares of POSCO HOLDINGS INC.

(As of June 30, 2023)

Major Shareholder	Share type	Dec 31, 2022		June 30, 2023
		Number of Shares owned	Percentage of ownership (%)	Number of Shares owned	Percentage of ownership (%)
National Pension Service	Common stock	7,706,725	9.11	7,129,489	8.43

*	The percentage of ownership is based on the total number of issued shares, and there is no ownership of shares by related parties.

(b) For further reference, please refer to the public disclosures of changes in common shares of the largest shareholder on Financial Supervisory Service website (http://dart.fss.or.kr)

B. POSCO HOLDINGS’ Merger, Acquisition and Handover of Businesses

(1) January 2019 : Small scale merger of POSCO Processing & Service Co., Ltd into POSCO

(2) September 2019 : Small scale merger of By-Product Gas Generation Business from POSCO ENERGY into POSCO after spin-off

(3) March 2022 : Completion of Vertical Spin-off

Classification	Company Name	Business Unit
Surviving Company	POSCO Holdings Inc.	Development of future business portfolios and management of group’s businesses

New Company	POSCO	Production and sale of steel

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3. Changes in Share Capital

There has been no changes in share capital in the last 5 years.

	(Unit : Share, KRW/Share, In millions of KRW)
Type	Details	As of June 30, 2023	As of December 31, 2022	As of December 31, 2021
Common Stock	Total number of issued shares	84,571,230	84,571,230	84,571,230
	Par value	5,000	5,000	5,000
	Share capital	482,403	482,403	482,403
Preferred Stock	Total number of issued shares	—	—	—
	Par value	—	—	—
	Share capital	—	—	—
Others	Total number of issued shares	—	—	—
	Par value	—	—	—
	Share capital	—	—	—
Sum	Share capital	482,403	482,403	482,403

Due to the decision to cancel treasury shares by the resolution of the board of directors on August 22, 2022, the total number of shares issued by the company will decrease from 87,186,835 to 84,571,230, and there will be no change in capital.

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4. Other Information Regarding Shares

A. Total Number of Shares

(As of June 30, 2023)
Authorized Shares	Issued Shares
200,000,000	84,571,230

Currency of the Republic of Korea is Korean Won (“KRW”).
Par Value: KRW 5,000 per share

B. Treasury Stock Acquisition and Disposal

(As of June 30, 2023)

Method of Purchase	Type	Beginning Balance	Increased	Decreased	Cancelled	Ending Balance
Direct	Common Stock	5,406,179	—	27,030	—	5,379,149
Trust Contract		3,315,874	—	—	—	3,315,874

Total		8,722,053	—	27,030	—	8,695,023

*	The number of treasury stock has decreased from 8,722,053 to 8,695,023 due to provision of stock grant to the executive officers of POSCO Holdings and subsidiaries
*

Aforementioned number of treasury stocks includes 3,176,474 treasury stocks which are subject to the exchange of exchangeable bonds issued by the company on September 1, 2021. The treasury stock subject to this exchange is finalized at the time the exchange right is exercised and is currently deposited with the Korea Securities Depository.

5. Voting Rights

	(As of June 30, 2023)
Classification	Number of Common Shares	Remarks
(1) Number of Issued Shares	84,571,230	—
(2) Shares without Voting Rights	8,695,023	Treasury stock
(3) Shares with Voting Rights	75,876,207	—

*	The above “(3) Shares with Voting Rights” is the number of shares based on holding voting rights as of June 30, 2023.

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6. Earnings and Dividends

	(In millions of KRW)
	2023.1H	2022	2021
(Consolidated) Profit*	1,416,152	3,144,087	6,617,239
(Separate) Profit	732,046	-467,852	5,181,227
Earnings per Share (Consolidated, KRW)	18,667	41,456	87,330
Cash Dividend Paid	379,381	910,190	1,285,635
Pay-out Ratio (Consolidated, %)	26.8	28.9	19.4
Dividend per Share (KRW)	5,000	12,000	17,000
Dividend Yield (%)	1.3	4.1	6.0

*	(Consolidated) Profit : Profit attributable to owners of the controlling company
*	Pay-out Ratio is Consolidated (K-IFRS) based

Changes after the record date (June 30, 2023) of the disclosure

On August 8, 2023 at the Board of Directors meeting, POSCO HOLDINGS INC. resolved to pay KRW 2,500/share of cash dividend (Total Cash Dividend Amount KRW189.7 billion) for 2Q 2023.

7. Stock Prices and Trading Volumes

The stock prices and trading volumes of POSCO HOLDINGS INC. for the last 6 months are as follows.

A. The Korean Stock Market

(KRW/share, In thousands of shares)

		January 2023	February 2023	March 2023	April 2023	May 2023	June 2023
Common share	Highest Price	314,000	346,000	368,000	423,500	382,000	403,500
	Lowest Price	272,000	298,000	316,000	362,500	360,000	361,000
	Average Price	296,275	316,300	329,886	392,150	369,200	388,786
Trading volume	Daily highest	762	1,447	3,767	4,200	1,090	2,070
	Daily lowest	218	333	386	1,162	409	492
	Monthly	7,768	14,070	19,258	43,961	14,345	16,961

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B. New York Stock Exchange

(USD/ADS*, In thousands of ADS*)

		January 2023	February 2023	March 2023	April 2023	May 2023	June 2023
American Depositary Share (ADS)	Highest Price	64.16	65.14	69.69	79.74	72.46	77.70
	Lowest Price	53.44	58.90	59.77	67.93	67.88	69.05
	Average Price	60.21	61.64	62.85	73.80	69.53	75.01
Trading volume	Daily highest	370	387	578	895	332	439
	Daily lowest	118	75	97	247	97	96
	Monthly	4,110	3,617	5,286	9,803	4,415	3,670

*	ADS : One American Depositary Share representing one-fourth of one of Common Share

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II. BUSINESS

1. Overview

A. Classification of Business

We classify our business into six segments:

Steel segment, Green Infrastructure (Trading segment), Green Infrastructure (Construction segment),

Green Infrastructure (Logistics and etc. segment), Green Materials and Energy, and Others.

B. Summary of Financial Status of Segment

					(In millions of KRW)
Business Segment	2023.1H		2022		2021
	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)
Steel	32,316,782	1,358,458	70,649,647	3,236,220	63,548,935	8,365,445
Green Infrastructure (Trading)	22,169,750	633,449	49,589,760	872,279	45,290,449	619,675
Green Infrastructure (Construction)	5,014,338	109,214	8,885,491	293,344	7,412,514	428,669
Green Infrastructure (Logistics and etc.)	1,880,730	84,319	7,425,508	377,919	2,914,400	195,474
Green Materials and Energy	2,355,555	13,919	3,388,760	143,452	2,089,162	112,641
Others	847,096	639,593	1,169,536	843,682	1,784,321	59,252
Total	64,584,251	2,838,952	141,108,702	5,766,896	123,039,781	9,781,156

*	It is based on aggregated basis including internal transactions among affiliates.
*	Since POSCO Energy has been merged into POSCO International as of January 2023, the performance of POSCO Energy prior to the merger has been included into Green Infrastructure (Logistics and etc.).

2. Business Status of Segments

A. Steel

There are 84 consolidated companies in the steel segment, including POSCO and POSCO Steeleon, and overseas companies including PT.Krakatau POSCO in Indonesia, POSCO (Zhangjiagang) Stainless Steel Co., Ltd. in China and overseas processing centers.

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∎ POSCO

(1) Summary of Business

POSCO produces steel materials such as hot rolled, cold rolled and stainless steel at Pohang Steelworks and Gwangyang Steelworks which is the largest steel mill in the world.

The steel industry is a key industry that has taken pivotal roles in the national economic development since the 1970s. Steel is used as a basic material in various manufacturing fields such as automobiles, shipbuilding, home appliances, and construction, and has a close connection with the front industry due to its characteristics.

Global crude steel production in the first half of 2023 fell 0.5% year-on-year to 944 million tons due to limited impacts of China’s reopening and prolonged economic downturn caused by each country’s tight fiscal policy.

Global Crude Steel Production

				(Millions of Tons, %)
Crude Steel Production	2020	2021	2022	2022.1H	2023.1H
Global	1,864	1,951	1,832	949	944
Korea	67	71	66	34	34
(Ratio)	(3.6%)	(3.6%)	(3.6%)	(3.6%)	(3.6%)

Source: World Steel Association (www.worldsteel.org)

The steel industry is affected by the business cycle and the ups and downs of the demand industry.

Therefore, steel demand is not only related to trend of market economy, but also to situation of demand industries like shipbuilding, automobiles, home appliances, constructions and etc.

The steel industry is a capital and technology-intensive industry that requires enormous initial investments. Steel companies are focusing on reducing production costs and securing price competitiveness.

POSCO aims to maintain its competitive edge in the domestic market by strengthening long-term partnerships with key and leading customers and responding to global protectionism based on comprehensive response systems such as marketing, R&D, technology services, and production. In addition, we are expanding steel processing centers to meet the needs of global front industries such as automobiles, shipbuilding, home appliances, and construction, while strengthening our global sales network by operating steel production bases Indonesia(upstream) and India(cold-rolling mills).

The company plans to upgrade its customer and market structure by expanding its high value-added World Top Premium products, while responding to customers’ diverse needs by launching an eco-friendly product line Greenate and developing hydrogen-reduced steel HyREX technology in line with the global low-carbon trend.

In the steel industry, automobiles, shipbuilding, and construction are the main demand industries, and steel products are used as raw materials for these demand industries. In terms of sales, the proportion of domestic sale is 55% of total sales and export sales are around 45%, and by export region, the proportion of Southeast Asia, Japan, Europe and China is high. POSCO maintains order based production and sales system, and to secure stable sales, the proportion of direct sales to customers in domestic sales is maintained at about 60%.

POSCO continues to strive to strengthen its competitiveness in the midst of rapidly changing business environments such as the transition to a low-carbon eco-friendly era, accelerating technological innovation, and strengthening ESG management. The company’s competitive advantages include followings:

First, POSCO is promoting great transformation from current steelmaking process to a low-carbon, eco-friendly process.

Second, POSCO will complete establishing ‘intelligent Smart mill’

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Third, POSCO will upgrade portfolio for ‘premium product competitiveness’. In order to proactively respond to the increasing customer demand of eco-friendly products and expand the development of high-end products and Green transition solutions, POSCO launched three green steel brands that are : INNOVILT, e Autopos, and Greenable. In November 2022, Greenate which is a masterbrand representing POSCO’s “net-zero carbon 2050 was newly launched. Greenate is a brand that encompasses all departmental efforts and products for producing low-carbon, eco-friendly steel in the process of converting to eco-friendly EV battery materials and hydrogen-reduced steel, as well as the three major eco-friendly steel brands represented by e Autopos, INNOVILT, and Greenable. POSCO Group plans to systematically communicate its efforts and achievements to achieve 2050 carbon neutrality internally and externally with Greenate. In addition, in June 2023, the nation’s first carbon-reduced distributed steel product “Greenate certified steel” was launched, and we plans to launch Greenate carbon reduced steel(EAF Type) in 2026, which combines steel produced in furnace and electric furnace steel to reduce furnace usage.

Lastly, POSCO has been strengthening ESG oriented management. POSCO, As an unlisted company, has no obligation to establish special committee under the board of directors, but it has not only established an ESG committee to strengthen its external communication with interested parties but also established an audit committee to support ESG governance.

(2) Market Share

			(Millions of Tons, %)
Category	2023.1H		2022
	Production	Market share	Production	Market share
Crude Steel Production	33.7	100%	65.9	100%
POSCO	17.4	50.9%	34.2	51.9%
Others	16.3	49.1%	31.7	48.1%

Source: World Steel Association (www.worldsteel.org)

∎ POSCO STEELEON

POSCO Steeleon provides differentiated value through technology development and new market development with design/solution provision in both domestic and overseas surface treatment steel market. In addition, POSCO Steeleon is strengthening sales system of WTP (World Top Premium) products through joint marketing with POSCO. In line with POSCO Group’s strategy that strengthens the sales base for high-end steel materials for construction use, POSCO Steeleon is striving to strengthen its competitiveness in the high-end construction/exterior materials through research and development based on customers.

∎ POSCO M-TECH

(1) Summary of Business

POSCO M-TECH is a specialized supplier of steel products packaging and steel supplementary materials such as aluminum deoxidizers which is needed to remove oversaturated oxygen in steelmaking process. In case of steel products packaging, POSCO M-TECH continuously develops packaging machines and materials. The cost competitiveness of its steel packaging business has strengthened by reducing packaging materials and developing technology to improve packaging quality. The steel packaging business has enhanced cost competitiveness by reducing packaging materials and improving packaging quality, while the packaging equipment business has focused on developing automation equipment for packaging.

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(2) Business Areas

Business Areas	Major Goods and Services	Major Customer
Steel raw material business	Aluminum deoxidizer pellets, mini pellets, ingots and etc.	POSCO
Steel product packaging business	Steel packaging service, maintenance of packaging facilities and etc.
Engineering business	Steel Packaging Engineering, Mechanical Equipment and etc.
Consignment operation business	Ferromanangan factory and etc.

(3) Market Share

						(Tons)
Category	2023.1H		2022		2021
	Sales Volume	Market share	Sales Volume	Market share	Sales Volume	Market share
POSCO M-TECH	15,154	39.6%	31,245	44.0%	34,846	49.0%
PJ Metal	23,100	60.4%	39,700	56.0%	36,257	51.0%

It is difficult to calculate exact market share of Aluminum deoxidizers as total production and sales volume of the domestic market are not counted.

B. Green Infrastructure [Trading segment]

There are 37 subsidiaries in trading segment including POSCO International, 26 subsidiaries in construction segment including POSCO E&C and 13 subsidiaries of logistics and etc. segment including POSCO Flow.

∎ POSCO INTERNATIONAL

(1) Market Share

	(Millions of US Dollars)
Category	2023.1H	2022.1H	Growth Rate
All Trading Companies in Korea	307,179	350,512	-12.36%
POSCO International Corp.	4,671	5,193	-10.05%

Source: Korea International Trade Association

(2) Summary of Businesses

While focusing on trading which is its main business, POSCO International is engaged in resource development, production processing, and infrastructure development and operation.

POSCO International and its consolidated subsidiaries engage in three major businesses: trading, energy and investment(food resources, motor core for EV, mineral resource development and etc). In addition, POSCO International maintains a global network of over 80 subsidiaries and branches in major overseas regions.

[Global Business Sector]

-

Trading business : POSCO International has not only been securing stable supply line in steel business but also been actively developing and expanding new businesses such as secondary battery business, agro-commodities, and industrial materials based on the know-how accumulated over a long period of time in the traditional trading business and through its vast overseas networks. POSCO International is also carrying out agro-commodities trading and food resource development projects in order to secure sustainable future food resources. As a result, the company has diversified its sales outlets in Korea, China, Southeast Asia, and MENA, while expanding food import volume.

-	Motor core business: Together with POSCO Mobility Solution, POSCO International started engaging into motor core business for EV. It is expected to expand motor core production to 7 million by 2030.

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-

Palm farm in Indonesia: POSCO International is developing a palm plantation in Indonesia and gradually expanding sales by establishing a local palm oil production system. In December 2022, another CPO (Crude Palm Oil) mill, enabling the production of approximately 250,000 tons of CPO annually is newly established, and the company is pursuing environmentally friendly palm farming through RSPO certification.

-

Grain Terminal in Ukraine : In 2019, POSCO International acquired a 75% stake in a Ukrainian grain export terminal capable of shipping 2.5 million tons annually, making us the first Korean company to enter the Ukrainian grain terminal business. Although operations have been suspended due to the Russia-Ukraine conflict, POSCO International is gradually resuming operations as the situation gets better.

-

Textile Business in Uzbekistan Posco International Textile in Uzbekistan has 4 manufacturing factories located in the city of Fergana, the villages of Tashlak, Kumtepa and a branch in the city of Bukhara. In order to secure raw cotton procurement and enhance the competitiveness of the cotton business, the raw cotton cluster project is = planned to continue to be expanded.

-

Online Steel Sales Business POSCO International has established eSTEEL4U which is an online platform for steel sales in April 2022. The company will lead the digital transformation of steel sales by strengthening the cooperation system with partners to improve customer service satisfaction and continuously expanding online sales volume.

-

Ambatovy Nickel Mine Project : POSCO International has been participating in the Ambatovy Nickel Mine Project, the world’s third-largest nickel mine in the mineral resource development project with a 6.1% stake since 2006. In addition, POSCO International is searching for new opportunities in EV battery material business.

-

Myanmar hotel business : POSCO INTERNATIONAL AMARA Co., Ltd., located in Yangon, Myanmar, owns the Lotte Hotel Yangon in Myanmar. The Lotte Hotel Yangon currently consists of 343 hotel rooms and 315 residences for long-term guests. Since its opening in September 2017, the hotel has been in operation under a 10-year hotel management contract with Hotel Lotte.

[Energy Sector]

The company has classified its business units into the energy sector, including the Gas Business Unit, Energy Project Development Unit, Energy Infrastructure Unit, and domestic and overseas investment corporations related to power generation such as SENEX Energy.

-

Myanmar Gas Field business : Since its production of the first gas in 2013, gas fields supplies an average of approximately 500 million standard cubic feet of gas per day. To secure additional gas production, the second phase of the development project was carried out. The drilling and completion of the production well and the offshore installation were completed in 2022, then gas production is since stable.

-

LNG Business : The company began LNG trading in 2017 based on Its expertise in developing international energy sources, specialty in trading, and the LNG demand of POSCO Group. In 2023, POSCO international merged with POSCO Energy and obtained an additional value chain across all aspects of the LNG business, from LNG import terminals to generation.

-

Onshore gas business in Australia : To execute the group’s carbon neutrality and hydrogen business strategies in a timely manner and expand its existing energy business centered in Myanmar, the company has acquired Senex Energy Limited in Australia. Senex Energy Limited is an energy company located in Brisbane on the east coast of Australia, producing gas from onshore oil and gas fields in eastern Australia for domestic and overseas customers. Recognizing the rising gas demand and high gas prices in the east coast of Australia, the company has launched additional development projects with a targeted three-fold increase in gas production by 2025.

[New business investment]

In addition, POSCO International is searching for new opportunities in four new growth businesses areas which include smart farm, green materials, green mobility and hydrogen.

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B. Green Infrastructure [Construction segment]

∎ POSCO E&C

POSCO E&C engages in primarily 3 businesses: plant, civil engineering(infrastructure) and construction.

Plant business is the construction of integrated steel mills, EPC projects and industrial plants. Plant business used to focus on small investment of existing facilities but there will be more new investments in Electric furnace and hydrogen reduction process followed by global green trend. As nuclear power generation is getting attention again, the development of small nuclear power plants is expected to become active.

The civil engineering business is about constructing expressways, railroads and bridges. With the government’s Green New Deal policy, the infrastructure industry is expected to increase investment in eco-friendly facilities such as water treatment and waste treatment, and investment in roads and railways is expected to increase as well. It is expected that more favorable overseas construction market would be created for the domestic construction companies as demand of infrastructure development is increasing in Asia, Middle East, Americas as well as in Europe.

Housing demand is shrinking after a sharp rate hike, and number of unsold households are increasing around areas where supply has been concentrated. Recently, concerns have been growing that new orders will shrink as funding has been suspended due to the financial market crunch. Housing market conditions rapidly deteriorated due to sudden interest rate increases, rising construction costs, and a slump in the construction PF market. In terms of overseas market, domestic construction companies have entered Southeast Asia, where urbanization is actively underway, but for now, construction companies’ risk management is expected to be the top priority due to growing economic uncertainties around the world.

B. Green Infrastructure [Logistics and etc. segment]

∎ POSCO DX

POSCO DX has both IT and OT technologies and has secured competitiveness in its manufacturing-based business on the convergence of IT and OT technologies. When domestic ICT market size is estimated to be KRW 39 trillion, POSCO DX is expected to take about 3.0% of domestic ICT market share (ICT market for local corporates only). POSCO DX will continue to adopt POSCO Group’s capabilities in digital transformation, logistics automation, and industrial robot system engineering businesses to create new success stories for sustainable growth even in business environments lots of uncertainties. Based on POSCO Group’s One IT strategy, POSCO DX is expecting to add value by developing IT infrastructure and strengthening the competitiveness of Smart Factory business.

The experiences operating POSCO’s Smart Factory based on big data, IoT and AI-based platform, led the company to have a strength in the area of continuous and automation process. With its experiences in POSCO’s smart factory construction, POSCO DX is planning to support the mass production system of EV battery materials. In addition, POSCO DX will expand the logistics automation business market with the successful completion of the logistics business in progress. While diversifying logistic business sectors POSCO DX will actively participate new airport project and contribute to the groups’ advancement of the group’s logistic system.

C. Green Materials and Energy

Green Materials and Energy segment include the business related to EV battery materials, such as lithium, nickel, cathode material, anode material, and recycling, and there are a total of 16 subsidiaries, including POSCO Future M and POSCO Argentina.

17

∎ POSCO Future M

POSCO Future M operates mainly 2 businesses: basic material business and energy material business.

[Basic industrial materials business]

-

Refractory production : Refractories maintain their chemical properties and strength even at high temperatures making them indispensable materials for industrial facilities including the furnaces in steelworks and petrochemical plants. In the refractory business, POSCO Future M produces and maintains refractories. In order to keep price competitiveness in the domestic market, the company has expanded its business to China.

-

Lime business : In the quicklime & chemical business, POSCO Future M is currently doing consignment operation of cokes plants where purify coke oven gas (COG) in Pohang and Gwangyang. With the chemical products generated in during the purification process, POSCO Future M operates cokes business.

[Energy material business]

In the energy material business, POSCO Future M provides cathode and anode materials which are the main components for secondary cell: cathode, anode, electrolyte and separation membrane. It is planned to expand its production of natural graphite anode materials from 74 thousand ton/year in 2021 to 182 thousand ton/year in 2030. Considering expanding artificial graphite production to 153 thousands ton/year by 2025, it is expected to have a production capacity of 168 thousands ton/year in total by 2025. Furthermore, cathode material production is expected to increase from 105 thousands ton/year to 1,000 thousands ton/year by 2030. Due to environment-friendly policy with less carbon emission worldwide, demands for Energy Storage System and Electric Vehicle are expected to grow continuously.

According to the battery market research company SNE Research, LG Energy Solution, our major revenue source, recorded the 3rd highest global market share (12.3%) in EV batteries as of 2022, indicating a decrease compared to the previous year. However, battery usage continues to show steady growth with a 9.7% increase compared to the same period last year. Along with this growth, in April 2023, POSCO Future M also signed a long-term contract worth approximately KRW 30 trillion for cathode materials. Furthermore, POSCO Future M has recently diversified the sales sources including Samsung SDI and plan to supply approximately 40 trillion won worth of cathode materials (NCA) over the next 10 years.

The secondary battery market for electric vehicles is expected to grow due to China’s strong electric vehicle industry development policy, European CO2 emission regulations, and global OEMs’ proportion of electric vehicle.

POSCO Group has established full battery material value chain from raw materials business to battery materials and recycling business. As the only domestic producer of graphite-based anode materials, which are considered to have the highest degree of difficulty in achieving independence from Chinese imports, POSCO Future M is expected to expand its sales revenues in working with global automakers and battery producers.

18

Global Cathode and Anode Material Market Outlook

(Ten thousand Tons)

(SNE Research)

D. Others

In Others segment, there are 12 subsidiaries in total, including POSCO HOLDINGS. POSCO HOLDING is focusing on investment in new growth businesses and opportunities.

19

3. Key Products

A. Sales of Key Products (2023.1H)

(In hundred millions of KRW, %)

Business Area	Item	Specific Use	Total Sales	Ratio
Steel	Hot-rolled Product (HR)	Steel pipe, Shipbuilding, etc.	70,819	21.90%
	Cold-rolled Product (CR)	Automobile, Home appliances, etc.	96,184	29.80%
	Stainless Steel Products	Tableware, pipes, etc.	56,772	17.60%
	Others	Plates, Wire rods, etc.	99,393	30.80%
	Gross Sum		323,168	100.00%
	Deduction of Internal Trade		-114,955

	Sub Total		208,213

Green Infra	Trading	Steel, Metal	164,856	56.70%
		Chemical, Strategic Item, Energy	16,307	5.60%
		Others	40,535	13.90%
	Construction	Architecture (Domestic)	19,526	6.70%
		Plant (Domestic)	12,207	4.20%
		Civil Engineering (Domestic)	5,315	1.80%
		Others (Domestic)	936	0.30%
		Overseas Construction	7,553	2.60%
		Owned Construction	2,863	1.00%
		Others	1,743	0.60%
	Logistics and etc.	Others	18,807	6.50%
	Gross Sum		290,648	100.00%
	Deduction of Internal Trade		-123,170

	Sub Total		167,478

Green	Gross Sum		23,556	100.00%
Materials and	Deduction of Internal Trade		-4,982

Energy	Sub Total		18,574

Others	Gross Sum		8,471	100.00%
	Deduction of Internal Trade		-7,713

	Sub Total		758

Total Sum			395,023

As of January 2023, POSCO Energy was merged into POSCO International. As a result, the performance of POSCO Energy before the merger was included in Green Infrastructure (Logistics and etc. segment).

20

B. Price Movement Trends of Key Products

(In thousands of KRW/ Tons, KRW/kWh)

Business Area	Products	2023.1H	2022	2021
Steel	Hot-rolled Product (HR)	1,001	1,105	970
	Cold-rolled Product (CR)	1,166	1,293	1,035
Green Infra	Electric Power	231	224	98
Green Materials and Energy	Refractory	1,006	1,022	913
	Lime	151	117	104

Above price movement trend of steel segment in 2022 is based on the price between March 1 to December 31, 2022, and aggregated price of HR and CR price in the first half of 2022 is 1,180 and 1,312 thousand won)

Construction and Logistics and etc. segments of Green Infrastructure are omitted due to its difficulties of measuring raw materials fluctuations. In the case of the secondary battery material business, detailed descriptions are not included due to risk of information leakage

[Steel]

(1) Criteria for Calculation

(a)	Subjects for Calculation: Unit sales prices of the standard hot-rolled product and cold-rolled product

(b)	Calculation Method and Unit: The average price of each product based on its total sales including the freight costs during the given period.

(2) Factors of Price Changes

The global steel price was increased due to the increase in raw material costs such as iron ore and coking coal, as well as temporary supply constraints in the United States and Europe. The company has gradually increased the steel prices, taking into account raw material prices increase and the trend of global steel prices. As the company has a high proportion of long-term contracts, the price increase in the first quarter has reflected in the second quarter sales.

[Green Infrastructure (Trading)]

(1) Criteria for Calculation

(a)	Subjects for Calculation: Price of electric power

(b)	Calculation Method and Unit: Unit price per electric power ÷ Net power volume generated

(2) Factors of Price Changes

Power : Korea Gas Corporation cost, etc.

-	The cost consists of introduction cost, supply cost, etc., and is affected by crude oil and exchange rates

21

[Green Materials and Energy]

(1) Criteria for Calculation

(a)	Subjects for Calculation: Unit price of refractory and quicklime

(b)	Calculation Method and Unit: The average price of each product based on its total sales including the freight costs during the given period.

(2) Factors of Price Changes

-	Price of refractories is affected by business condition of front industry and raw material cost.

-	Quicklime price is mainly influenced by utility unit price and raw materials cost. The price fluctuation of quicklime is small.

-	Raw materials for energy materials are subject to price fluctuations depending on the international supply of mineral resources.

22

4. Major Raw Materials

A. Current Status of Major Raw Materials

						(In hundred millions of KRW)

Business Segment		Type of Purchase	Item	Specific Use	Purchase Amount (Portion, %)	Portion (%)	Remarks
		Raw Materials	Materials for Iron-making	Iron Ore for Blast Furnaces	90,385	60.80%	Iron Ore, Coal
Steel			Sub-materials	Sub-materials for Iron-making, Steelmaking	28,632	19.30%	Iron Material, Alloy Iron, Non-ferrous Metal, Limestone, etc.
			Stainless Steel Materials	Key Materials for STS Production	29,622	19.90%	Nickel, Ferrochrome, STS Scrap Iron, etc.
Green Infrastructure	Trading	Raw Materials	LNG	Material for Power Generation	11,679	100.00%	—
	Construction	Raw Materials	Ready-mixed Concrete	Construction of Structure	1,803	21.20%	—
			Steel Reinforcement	Strengthening Concrete	1,827	21.50%	—
			Cable	Electricity Transfer	115	1.40%	—
			Steel Pile	Foundation of Structure	93	1.10%	—
			Others	Construction of Pipe and Structure etc.	4,660	54.80%	—
	Logistics and etc.	Raw Materials	Others	For other use	5,102	100.00%	—
Green Materials and Energy		Raw Materials	NCM and etc.	Production of cathode materials	22,008	90.10%	—
			Graphite and etc.	Production of anode materials	636	2.60%	—
			Limestone and etc.	Production of Lime	710	2.90%	—
			Others	Production of refractory	1,067	4.40%	—

*	Amount: CIF + customs duties + stevedoring fees + other incidental expenses

23

B. Price Movement Trends of Major Raw Materials

(In thousands of KRW)

Business Segment		Category	2023.1H	2022	2021
Steel		Iron Ore (per ton)	143	143	169
		Coal (per ton)	380	472	257
		Scrap Iron (per ton)	545	605	563
		Nickel (per ton)	31,275	33,147	21,130
Green Infrastructure	Trading	LNG (per ton)	1,626	1,594	702
	Construction	Ready-mixed Concrete (per m3)	85	77	68
		Steel Pile (per m)	171	180	272
		Steel Reinforcement (per kg)	1.0	1.0	1.0
		Cable (per m)	0.9	0.9	1.2
Green Materials and Energy		Refractory (per ton)	348	479	320
		Limestone (per ton)	25	22	19

Green Infrastructure (Logistics and etc. segment) and Others segment are omitted due to its difficulties of measuring raw materials fluctuations. In the case of the EV battery material business, detailed descriptions are not included due to risk of information leakage

24

[Steel]

Price Movement Trend of Major Raw Materials

(1) Iron Ore

							(In US Dollars/ Tons)
	‘23.2Q	‘23.1Q	‘22.4Q	‘22.3Q	‘22.2Q	‘22.1Q	‘21.4Q	‘21.3Q	‘21.2Q	‘21.1Q
Trend of International Benchmark Price (Free On Board, “FOB”)	102	118	90	94	126	132	96	148	188	158

(2) Coal

							(In US Dollars/ Tons)
	‘23.2Q	‘23.1Q	‘22.4Q	‘22.3Q	‘22.2Q	‘22.1Q	‘21.4Q	‘21.3Q	‘21.2Q	‘21.1Q
Trend of International Benchmark Price (FOB)	243	344	278	250	446	488	369	264	137	127

(3) Scrap

							(In US Dollars/ Tons)
	‘23.2Q	‘23.1Q	‘22.4Q	‘22.3Q	‘22.2Q	‘22.1Q	‘21.4Q	‘21.3Q	‘21.2Q	‘21.1Q
Trend of Purchase Price (Cost and Freight, “CFR”)	403	438	387	394	531	562	527	500	497	443

(4) Nickel

							(In US Dollars/lb, US Dollars/Tons)
	’23.2Q	‘23.1Q	‘22.4Q	‘22.3Q	‘22.2Q	‘22.1Q	‘21.4Q	‘21.3Q	‘21.2Q	‘21.1Q
Trend of London Metal	10.12	11.79	11.48	10.01	13.13	11.98	8.99	8.68	7.87	7.97
Exchange ( “LME”) Cash Price	22,308	25,983	25,292	22,063	28,940	26,395	19,821	19,125	17,359	17,570

LME : London Metal Exchange

25

[Green Infrastructure]

(1) Criteria for Calculation

Business Sector	Products	Criteria for Calculation	Factors of Price Changes
Trading	LNG	Average purchase price and LNG direct purchase price of Korea Gas Corporation	Cost of Korea Gas Corporation (cost consists of introduction cost, supply cost, etc. and is affected by crude oil, exchange rate, etc.)
Construction	Ready-mixed Concrete	Standard 25-210-15	Raise of priced agreed in Seoul metropolitan area (as of May 1, 2023)
	Steel Pile	SPIRAL,609.6,12T,STP275,KS F 4602,STEEL PILE	Changes in unit price due to decrease in raw material (coil) price
	Steel Reinforcement	SD400 10mm	Increase the price of raw materials (scrap)
	Cable	TFR-3, 0.6/1KV, 2.5SQ, 2C	There were slight fluctuations in exchange rates and the price of raw materials (such as electrolytic copper) (There was price increase in April 2023, but it went down again in June 2023)

[Green Materials and Energy]

(1) Criteria for Calculation

- Refractory and lime: Purchase prices including freight costs

(2) Factors of Price Changes

- Refractory raw materials : Price fluctuations and compositional costs of raw materials in China

- Limestone : Raw material price fluctuation is not extreme and it varies slightly depending on the freight cost

- Energy materials : Price trends are not disclosed considering concerns about information leakage

26

5. Production and Facilities

A. Production Capacity

[Steel]

∎ POSCO

		(Thousands of Tons)
Business Area	Products	2023.1H	2022	2021
Steel	Crude Steel	20,173	40,680	40,680

∎ POSCO STEELEON

			(Thousands of Tons)
Business Area	Products	Plant	2023.1H	2022	2021
Steel	Galvanized / Color- coated Steel	Pohang	476	960	960
		Myanmar	34	70	70

Total			510	1,030	1,030

∎ POSCO M-TECH

				(Tons)
Business Area	Products	2023.1H	2022	2021
Raw materials for steel production	Ingot and etc.	21,004	39,058	38,080

[Green Infrastructure (Trading)]

∎ POSCO INTERNATIONAL

			(Electric Power: MW/year)
Business Area	Products		2023.1H	2022	2021
Power Generation	Electric Power	Incheon	3,412	3,412	3,412

[Green Materials and Energy]

∎ POSCO FUTURE M

				(Thousands of Tons)
Business Area	Products	Place of Business	2023.1H	2022	2021
Refractory	Brick and etc.	Pohang	57,801	116,560	113,000
LIME	Quicklime	Pohang	543,000	1,095,000	1,095,000
		Gwangyang	543,000	1,095,000	1,095,000

Total			1,143,801	2,306,560	2,303,000

27

B. Production Result and Capacity Utilization Rate

[Steel]

(1) Production

		(Thousands of Tons)
Products		2023.1H	2022	2021
Crude Steel		19,514	37,928	42,964
Products	Hot-Rolled Steel	5,739	9,268	9,243
	Plate	3,279	5,857	6,832
	Wire Rod	1,171	1,988	2,688
	Pickled-Oiled Steel	1,452	2,847	2,880
	Cold-Rolled Products	3,186	7,623	7,898
	Coated Steel	3,532	6,708	7,446
	Electrical Steel	407	1,005	1,032
	Stainless Steel	1,687	3,400	4,099
	Others	899	3,261	3,106

	Total	21,352	41,957	45,224

The amount of products is the aggregate amount of POSCO’s production and production of POSCOsubsidiaries, which may include interested parties’ transactions.
The production in 2022 includes POSCO’s production result from January to February before the spin off date (March 1, 2022).

(2) Capacity Utilization Rate

(Thousands of Tons, %)

	Company	Capacity	Production	Utilization Rate
Crude Steel Production	POSCO	20,173	17,351	86.0%
	PT.KRAKATAU POSCO	1,527	1,538	100.7%
	POSCO (Zhangjiagang) Stainless Steel Co., Ltd.	550	417	75.8%
	POSCO YAMATO VINA STEEL JOINT STOCK COMPANY	276	209	75.8%

	Total	22,526	19,514	86.6%

[Green Infrastructure (Trading)]

Since it is difficult to measure production result and operating rates of Green Infrastructure (Construction), and Green Infrastructure (Logistics and etc.) segments considering the nature of the business, they are omitted in this part.

28

∎ POSCO INTERNATIONAL

(1) Production Result

				(Gwh)
Business Area	Products	2023.1H	2022	2021
Power Generation	Electric Power	5,661	11,189	13,493

(2) Capacity Utilization Rate				(Hour, %)
Business Area	Products	2023.1H Capacity	2023.1H Production	Utilization Rate
Power Generation	Incheon Power Plant	4,344	2,396	55.3%

[Green Materials and Energy]

∎ POSCO FUTURE M

(1) Production Result

					(Tons)
Business Area	Products	Place of Business	2023.1H	2022	2021
Refractory	Brick and etc.	Pohang	39,746	81,094	83,884
LIME	Quicklime	Pohang	552,973	1,043,109	1,151,419
		Gwangyang	612,524	1,176,611	1,295,720

Total			1,205,243	2,300,814	2,531,023

In the case of the EV battery material business, detailed descriptions are not included due to risk of information leakage

(2) Capacity Utilization Rate (Current Business Year)

			(Tons,%)
Business Area	Capacity	Production	Utilization Rate
Refractory Factory	57,801	39,746	69%
Quicklime Factory (Pohang)	543,000	552,973	102%
Quicklime Factory (Gwangyang)	543,000	612,524	113%

Total	1,143,801	1,205,243	—

29

C. Production Facilities

(1) The current status of production facilities

[Land]					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		1,814,272	67,335	-26	—	1,881,581
Green Infrastructure	Trading	185,495	280,032	—	—	465,527
	Construction	382,586	1,660	—	—	384,246
	Logistics and etc.	399,389	—	-290,770	—	108,619
Green Materials and Energy		200,438	35,037	—	—	235,475
Others		120,985	49,351	—	—	170,336

[Buildings]

					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		3,081,547	162,636	-85,859	-158,695	2,999,629
Green Infrastructure	Trading	486,865	365,799	-281,006	-8,734	562,924
	Construction	75,728	432	-833	-1,485	73,842
	Logistics and etc.	187,725	2,317	-77,326	-3,848	108,868
Green Materials and Energy		231,104	203,918	-19,818	-7,107	408,097
Others		111,925	139	-4,787	-934	106,343

[Structures]

					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		2,515,379	147,692	-80,885	-135,198	2,446,988
Green Infrastructure	Trading	62,033	1,164,957	-735,878	-11,275	479,837
	Construction	26,888	678	-28	-952	26,586
	Logistics and etc.	531,573	331	-419,696	-4,630	107,578
Green Materials and Energy		20,865	19,775	-57	-1,118	39,465
Others		6,189	4,574	-5,510	-71	5,182

30

[Machinery and Equipments]

					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		14,230,273	1,315,444	-742,778	-1,137,072	13,665,867
Green Infrastructure	Trading	392,562	2,879,286	-1,969,508	-89,410	1,212,930
	Construction	7,321	404	-5	-847	6,873
	Logistics and etc.	1,150,735	652	-840,010	-22,550	288,827
Green Materials and Energy		629,658	459,782	-21,887	-41,590	1,025,963
Others		12,281	—	-10,681	-476	1,124

[Vehicles]

					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		33,443	39,490	-7,110	-8,282	57,541
Green Infrastructure	Trading	8,592	4,416	-1,185	-1,167	10,656
	Construction	4,599	3,934	-1,869	-673	5,991
	Logistics and etc.	863	425	-126	-116	1,046
Green Materials and Energy		4,620	4,633	-626	-1,439	7,188
Others		14	—	-1	-3	10

[Tools and Fixtures]

					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		55,774	33,539	-13,476	-14,204	61,633
Green Infrastructure	Trading	25,494	12,003	-7,041	-6,782	23,674
	Construction	1,148	279	-73	-275	1,079
	Logistics and etc.	2,026	2,399	-1,290	-429	2,706
Green Materials and Energy		6,488	28,028	-91	-4,625	29,800
Others		31	1	—	—	32

31

[Equipment]

					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		101,743	27,568	-14,405	-15,779	99,127
Green Infrastructure	Trading	27,791	21,994	-16,214	-5,160	28,411
	Construction	8,329	3,166	-2,399	-1,522	7,574
	Logistics and etc.	13,197	4,413	-2,357	-1,356	13,897
Green Materials and Energy		8,872	3,584	-62	-1,843	10,551
Others		13,413	327	-49	-692	12,999

[Financial Lease Assets]

					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		508,323	49,738	-22,958	-20,150	514,953
Green Infrastructure	Trading	250,884	209,412	-92,364	-21,198	346,734
	Construction	50,171	65,419	-51,678	-19,967	43,945
	Logistics and etc.	34,406	1,781	-30,124	-3,618	2,445
Green Materials and Energy		54,708	17,578	-7,610	-11,135	53,541
Others		22,706	791	-245	-1,285	21,967

[Biological Assets]

					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		—	—	—	—	—
Green Infrastructure	Trading	141,720	11,877	—	-4,805	148,792
	Construction	—	—	—	—	—
	Logistics and etc.	—	—	—	—	—
Green Materials and Energy		—	—	—	—	—
Others		—	—	—	—	—

[Assets under Construction]

					(In millions of KRW)
Business Segment		Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel		1,780,285	1,776,833	-705,326	—	2,851,792
Green Infrastructure	Trading	129,279	186,859	-43,613	—	272,525
	Construction	21,292	32,482	-240	—	53,534
	Logistics and etc.	88,692	48,092	-65,442	—	71,342
Green Materials and Energy		1,487,942	1,043,437	-743,104	—	1,788,275
Others		30,535	1,872	-4,216	—	28,191

32

(2) New Facility Establishment, Purchase, Etc.

(a) Investments under Construction

[Steel]					(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO	Expansion/ Establishment	November 2021 ~ December 2025	G) Increased production capacity of electrical steel for eco-friendly vehicles in Gwangyang	9,088	5,496	3,592
		February 2023 ~December 2025	G) Establishment of Electric arc furnace	6,420	1	6,419
		February 2020 ~ March 2024	P) Establishment of #6 Coke plant	12,534	9,070	3,464
	Maintenance/ Improvement	October 2020 ~ June 2025	G,P) The first phase of the sealing of raw material yards for both Pohang and Gwangyang Works	18,364	3,658	14,706
		August 2021 ~ October 2028	P) Improvement of #2 Hot strip mill furnace	3,084	107	2,977

P stands for Pohang Steel Works.
G stands for Gwangyang Steel Works.

[Green Infrastructure (Trading / Logistics and etc.)]

					(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO International	Expansion/ Establishment	January 2021- ~June 2024	Gwangyang LNG #6 Tank	1,437	835	602
NEH	Expansion/ Establishment	May 2022 ~December 2025	Gwangyang LNG terminal	8,668	694	7,974

33

[Green Materials and Energy]

				(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO Future M	Expansion/ Establishment	March 2023~January 2025	The 2-1 stage of cathode material factory in Pohang	3,920	41	3,879
		March 2020~June 2025	Establishment of new Artificial Graphite Anode material line	3,458	1,657	1,801
		July 2022~February 2025	#2 precursor factory in Gwangyang	3,262	605	2,657
		December 2021~May 2024	cathode material factory in Pohang	3,215	1,942	1,273
		August 2020~September 2023	The 3rd stage of cathode material factory in Gwangyang	2,895	2,549	346
		November 2020~August 2023	The 4th stage of cathode material factory in Gwangyang	2,758	2,620	138
		November 2019~June 2023	The 2nd stage of production line up expansion in #2 anode material factory	2,711	2,610	101
POSCO-Pilbara LITHIUM SOLUTION	Expansion/ Establishment	April 2021~February 2024	Construction of hard rock lithium commercialization plant	9,188	5,314	3,874
ZHEJIANG POSCO-HUAYOU ESM CO., LTD	Expansion/ Establishment	August 2021~June 2025	The 2nd stage of cathode material factory	1,769	1,035	734
POSCO CHEMICAL CANADA INC.	Expansion/ Establishment	May 2022~March 2025	The 1st stage of cathode material factory in Quebec, Canada	3,512	1,453	2,059
POSCO ARGENTINA	Expansion/ Establishment	January 2022~June 2025	Brine lithium commercialization plant stage 1 (25,000 tons of lithium hydroxide production) and stage 2 (23,000 tons of lithium carbonate production)	25,471	5,506	19,965
POSCO LITHIUM SOLUTION	Expansion/ Establishment	December 2022~June 2025	Brine lithium commercialization plant stage 2 (downstream) (25,000 tons of lithium hydroxide production)	5,751	508	5,243

Ongoing investments over KRW 100 billion as of June 30, 2023 are listed on the table.

34

6. Product Sales

[Steel]

		(In hundred millions of KRW)
Items		2023.1H	2022	2021
Domestic	Hot-Rolled Products	31,519	68,784	70,117
	Cold-Rolled Products	27,167	55,997	54,864
	Stainless Steel	16,222	42,481	35,722
	Others	53,403	110,202	94,737
Overseas	Hot-Rolled Products	39,300	66,871	55,180
	Cold-Rolled Products	69,018	162,588	144,421
	Stainless Steel	40,550	92,279	86,712
	Others	45,989	107,298	93,736
Total	Gross Sum	323,168	706,496	635,489
	Internal Transaction	-114,955	-261,026	-224,555

	Total	208,213	445,470	410,934

[Green Infrastructure]

				(In hundred millions of KRW)
Business Area	Items		2023.1H	2022	2021
Trading	Domestic Trading	Merchandise	29,547	65,401	63,137
		Product	21,306	9,825	8,757
		Others	642	647	1,174
	Overseas Trading	Merchandise	59,584	137,635	137,741
		Product	1,504	1,058	1,223
		Others	23	10	207
	Trades among the 3 countries		109,092	281,321	240,665
Construction	Domestic Construction	Building	19,526	35,061	35,633
		Plant	12,207	15,706	13,272
		Civil Engineering	5,315	9,321	6,771
		Others	936	1,823	1,763
	Overseas		7,553	15,938	8,097
	Own Construction		4,606	11,006	8,589
Logistics and etc.	Others		18,807	74,256	29,145
Total	Gross Sum		290,648	659,008	556,174
	Deduction of Internal Transaction		-123,170	-282,787	-220,938

	Total		167,478	376,221	335,236

35

[Green Materials and Energy]

	(In hundred millions of KRW)
Items	2023.1H	2022	2021
Gross Sum	23,556	33,888	20,892
Deduction of Internal Transaction	-4,982	-9,370	-8,472

Total	18,574	24,518	12,420

[Others]

	(In hundred millions of KRW)
Items	2023.1H	2022	2021
Gross Sum	8,471	11,695	17,842
Deduction of Internal Transaction	-7,713	-10,402	-13,109

Total	758	1,293	4,733

Domestic and overseas categorized by the sales area.
Sales of POSCO International’s foreign branches are included in ‘trade among the 3 countries’ under Green Infrastructure part
As of January 2023, POSCO Energy was merged into POSCO International. As a result, the performance of POSCO Energy before the merger was included in Green Infrastructure (Logistics and etc. segment).

7. Derivatives

POSCO HOLDINGS use forward exchange contracts and currency swap contracts to hedge against the exchange rate risk for foreign currency loans. However those derivative contracts were transferred to POSCO followed by vertical spin-off on March, 2022.

POSCO use currency swap contracts in order to hedge against the exchange rate risk for long-term and short-term foreign currency loans. The currency swap valuation gains reflected in our financial statements at the end of June amounted to KRW 212,119 million, while the valuation losses amounted to KRW 2,363 million, and transaction losses amounted to KRW 11,034 million.

POSCO also has been hedging against exchange rate risks for expected sales revenue and foreign currency borrowings by trading in currency forward products. The derivative valuation gains reflected in our financial statements at the end of June amounted to KRW 33,795 million. The transaction losses for the existing maturity date currency forward derivatives that we’ve subscribed to were KRW 8,851 million.

36

8. Significant Contracts

○	Sales contract of CSP shares

(1) Contract Counterparty: ArcelorMittal Brazil

(2) Purpose: Improving asset efficiency through the sales of non-core assets with no management right

(3) Contract period: July 28, 2022 (transaction completed on March 10, 2023)

(4) Transaction amount: and payment method

ArcelorMittal Brazil acquired shares in shareholder companies free of charge on the condition that ArcelorMittal Brazil succeed CSP’s debts. In addition, the shareholder companies will additionally pay US$102 million.

* POSCO HOLDNGS paid US$20.4 million equivalent to a 20 percent stake

○	Transfer contract of steel business related shares or investment certificates of POSCO HOLDINGS

(1) Contract Counterparty: POSCO

(2) Transaction amount: KRW 1.1377 trillion

(3) Purpose: In order to improve the management efficiency of the steel business as a following step of the vertical spin-off on March 2022.

(4) Contract period: November 18, 2022 ~ March 31, 2023

(5) Payment method: Cash payment

(6) Company subject to transfer: POSCO YAMATO VINA STEEL JOINT STOCK COMPANY, POSCO Thainox Public Company Limited, POSCO COATED STEEL (THAILAND) CO., and etc. (32 domestic companies, 25 overseas companies)

[Steel]

∎ POSCO YAMATO VINA STEEL JOINT STOCK COMPANY

Contract	Date	Remarks
Joint stock contract with POSCO, YAMATO KOGYO CO., LTD. and SIAM YAMATO STEEL CO., LTD. to improve business structure	March 2020

1) Purpose: To improve business structure by collaborating with leading company in section steels

2) Information: POSCO’s (POSCO HOLDINGS at present) 100% share of POSCO SS

 VINA changes to 51%, YAMATO KOGYO CO., LTD. takes 30% of shares and SIAM  YAMATO STEEL CO., LTD. takes 19% of shares.

3) Signed date of the contract: March 18, 2020

4) Registration of joint stock company : April 28, 2020

37

[Green Infrastructure (Trading)]

∎ POSCO INTERNATIONAL

Contract	Date	Remarks
Investment on the 3rd stage development of A-1 / A-3 block in Myanmar gas field	September 2020

1) Investment amount: KRW 365,786,302,000

2) Development period: September 1, 2019 ~ December 31, 2024

3) Schedule : Installation Completion of low-pressure gas compression platform and commenced operation in 2024

4) Other Information

-  Location: North-west offshore, Myanmar

-  This investment is the 3rd stage of development, which consists of 3 stages in Myanmar gas field development. The purpose of investment is to maintain current gas production level stably by installing low-pressure gas compression platform.

-  In the first quarter of 2021, the design and production of the equipment for this work was started, and it is planned to start operation in 2024. The “ (2) Development period” above is the period including the basic design progress period, September 2019 to September 2020.

-  Participation rate of each company in gas production and offshore pipeline transportation business

•   POSCO International Corporation : 51.0%

•   ONGC VIDESH (Oil and Natural Gas Corporation Videsh Limited) : 17.0%

•   MOGE (Myanmar Oil and Gas Enterprise): 15.0%

•   GAIL (India) Limited : 8.5%

•   KOGAS (Korea Gas Corporation): 8.5%

-  Investment size of USD 315,170 thousand, applying the exchange rate of 1USD=1,160.60 KRW, which is the date of the BOD resolution.

-  Detailed information and future timeline on this resource development investment is subject to change.

  POSCO International disclosure date : September 22, 2020 (Decision on natural resources investment)

Decision to acquire shares of Senex Energy (Australia)	December 2021

1) Purpose : Production and Development of land gas field in eastern Australia

2) Method : Cash acquisition

3) Resolution date of Board of Directors : December 10, 2021

4) Acquisition amount : KRW 371,077,996,186

5) Number of shares acquired : 96,178,946Shares

6) Date of acquisition : April 1, 2022

7) equity structure (after acquisition of shares) :

-  POSCO International : 50.1%

-  Hancock Energy (Australia) : 49.9%

  POSCO International disclosure date : March 31, 2022 (Decision on Acquisition of Shares or Investment Certificates of Other Corporations)

Decision on Merger of POSCO Energy	August 2022

1) Purpose : The purpose of the merger is to consolidate the energy business within the group and complete the value chain of the LNG business, thereby strengthening competitiveness, improving management efficiency and laying the foundation for sustainable growth.

2) Method of Merger : POSCO Energy Co., Ltd. (“POSCO Energy”) will be merged with and into POSCO International Co., Ltd. (“POSCO International”).

3) Date of board resolution (decision Date) : August 12, 2022

4) Date of General Shareholders Meeting for merger approval : November 4, 2022

4) Merger ratio : POSCO International : POSCO Energy = 1 : 1.1626920

5) Record date of merger : January 1, 2023

6) Scheduled date of merger registration : January 2, 2023

  POSCO International disclosure date : January 2, 2023

38

[Green Infrastructure (Logistics and etc.)]

∎ POSCO FLOW

Contract	Date	Remarks
Transfer of all logistics tasks such as arranging logistics and performing related services	December 2021

1) Contract counterpart : POSCO (POSCO HOLDINGS INC.)

2) Signed date : December 22, 2021

3) Date of Transfer : January 1, 2022

4) Transfer amount : KRW 2,945 million

5) Information : Transfer of all logistics tasks such as arranging logistics and performing related services

9. Research and Development

A. Research and Development (“R&D”) Organization

Business Segment	Company	Organization
Steel	POSCO	Steel Production & Technology Strategy Office
Technical Research Laboratories
Steel Product R&D Center
Process R&D Center
Automotive Steel R&D Center
Low-Carbon Process R&D Center
Steel Solution R&D Center
	POSCO (Zhangjiagang) Stainless Steel Co., Ltd.	R&D Center
	POSCO STEELEON	Solution Group
	POSCO M-TECH	Al Analysis Center
Automation R&D Center
Green Infrastructure	POSCO MOBILITY SOLUTION	STS Business Office R&D Group
Core Business Office Product Process Development Group
Core Business Office Mold Research Group
	POSCO Eco & Challenge	R&D Center
	POSCO A&C	Smart Housing Business Department
	POSCO DX	R&D Center
Green Materials and Energy	POSCO Future M	R&D Center
Energy Material R&D Center
Others	POSCO HOLDINGS INC.	New Experience of Technology Hub
AI R&D Laboratories, New Experience of Technology Hub
LiB Materials R&D Laboratories New Experience of Technology Hub
Hydrogen and Low-Carbon Energy R&D Laboratories, New Experience of Technology Hub

39

B. R&D Expenses in 2023.1H

						(In millions of KRW)
Category	Business Segment
	1. Steel	2. Green Infrastructure			3. Green Materials and Energy	4. Others	Total
		Trading	Construction	Logistics and etc.
Selling and Administrative Cost	10,983	558	1,231	7,007	18,901	37,317	75,997
Manufacturing Cost	156,919	276	205	—	—	—	157,401
R&D Cost (Intangible Assets)	23,197	1,247	—	4,907	675	816	30,842
Total*	191,099	2,081	1,436	11,914	19,576	38,133	264,240
Government Subsidy	—	60	—	—	—	—	60
R&D/Sales Ratio (%)	0.92%	0.02%	0.03%	4.92%	1.05%	50.34%	0.67%

*	Total includes government subsidy.

40

III. Financial Statements

1. Consolidated Financial Statements

A. Summary

			(In millions of KRW)
Account	2023.1H	2022	2021
	As of June 30, 2023	As of December 31, 2022	As of December 31, 2021
[Total current assets]	50,008,904	47,649,466	46,621,631
Cash and cash equivalents	6,350,140	8,053,108	4,775,166
Other receivables, net	2,326,117	2,112,697	2,104,609
Other short-term financial assets	13,592,490	10,909,920	13,447,717
Trade accounts and notes receivable, net	11,498,053	9,769,553	10,061,982
Inventories	15,028,089	15,472,417	15,215,098
Other current assets	1,214,015	1,331,771	1,017,059
[Total non-current assets]	53,069,848	50,757,315	44,849,983
Other receivables, net	1,477,926	1,520,331	1,415,143
Other long-term financial assets	2,692,873	2,332,538	2,119,674
Investments in associates and joint ventures	4,942,862	4,996,551	4,514,647
Property, plant and equipment, net	33,384,658	31,781,196	29,596,698
Intangible assets, net	4,926,718	4,838,451	4,166,309
Other non-current assets	5,644,811	5,288,248	3,037,512
Total assets	103,078,752	98,406,781	91,471,614
[Total current liabilities]	21,735,614	23,188,190	21,083,623
[Total non-current liabilities]	21,463,303	16,961,190	15,583,048

41

Total liabilities	43,198,917	40,149,380	36,666,671
[Equity attributable to owners of the controlling company]	54,341,356	52,512,116	50,427,355
Share capital	482,403	482,403	482,403
Capital surplus	1,649,269	1,400,832	1,387,960
Hybrid bonds	—	—	199,384
Retained earnings	54,032,719	52,965,180	51,532,888
Other equity attributable to owners of the controlling company	-1,823,035	-2,336,299	-3,175,280
[Non-controlling Interests]	5,538,479	5,745,285	4,377,588
Total equity	59,879,835	58,257,401	54,804,943

	From January 1, 2023 to June 30, 2023	From January 1, 2022 to December 31, 2022	From January 1, 2021 to December 31, 2021
Revenue	39,502,249	84,750,204	76,332,345
Operating profit	2,030,932	4,850,053	9,238,089
Profit	1,616,270	3,560,484	7,195,890
[Profit attributable to owners of the controlling company]	1,416,152	3,144,087	6,617,239
[Profit attributable to non-controlling interests]	200,118	416,397	578,651
Total comprehensive Income	2,178,362	3,794,358	8,013,489
[Total comprehensive income attributable to owners of the controlling company]	1,942,180	3,380,649	7,384,572
[Total comprehensive income attributable to non-controlling interests]	236,182	413,709	628,917
Earnings per share(KRW)	18,667	41,456	87,330
Number of Consolidated Companies	188	181	170

42

B. The Standards Used for Reporting the Financial Statements

The Company prepared its financial statements in accordance with the Korean-International Financial Reporting Standards (the “K-IFRS”) and applied it to each Company’s final financial statements.

2. Separate Financial Statements

A. Summary

			(In millions of KRW)
Account	2023.1H	2022	2021
	As of June 30, 2023	As of December 31, 2022	As of December 31, 2021
[Total current assets]	4,345,962	4,308,290	25,918,880
Cash and Cash equivalents	457,013	1,415,201	2,042,274
Trade accounts and notes receivable, net	200,376	128,991	6,017,508
Other receivables, net	39,912	40,288	545,341
Other short-term financial assets	3,629,989	2,515,375	9,605,522
Inventories	—	—	7,623,202
Other current assets	18,672	208,435	85,033
[Total non-current assets]	47,416,513	46,840,829	38,323,879
Other receivables, net	229,564	209,057	274,253
Other long-term financial assets	1,176,020	1,062,530	1,326,565
Investments in Subsidiaries, associates, and joint ventures	45,577,149	45,187,628	16,002,640
Property, plant and equipment, net	128,850	145,006	19,772,299
Intangible assets, net	16,618	15,902	551,410
Other non-current assets	288,312	220,706	396,712
Total assets	51,762,475	51,149,119	64,242,759
[Total current liabilities]	98,217	118,993	7,868,269
[Total non-current Liabilities]	4,014,973	3,858,263	7,339,065
Total liabilities	4,113,190	3,977,256	15,207,334
[Share capital]	482,403	482,403	482,403
[Capital surplus]	1,362,943	1,360,894	1,339,289
[Hybrid bonds]	—	—	199,384
[Retained earnings]	47,800,454	47,409,675	49,734,492
[Other equity]	-1,996,515	-2,081,109	-2,720,143
Total equity	47,649,285	47,171,863	49,035,425

	From January 1, 2023 to June 30, 2023	From January 1, 2022 to December 31, 2022	From January 1, 2021 to December 31, 2021
Revenue	794,827	8,589,819	39,920,201
Operating profit	639,712	1,674,893	6,649,600
Profit	732,046	-467,852	5,181,227
Earnings per share(KRW)	9,650	-6,185	68,360

B. The Standards Used for Reporting the Financial Statements

The company prepared its financial statements in accordance with the Korean - International Financial Reporting Standards (the “K-IFRS”).

43

IV. CORPORATE GOVERNANCE

1. Overview of Corporate Governance

A. Board of Directors (“BoD”)

(1) Board of Directors

The Board of Directors consists of four inside directors (Choi, Jeong-Woo, Jeong, Ki-Seop, Yoo, Byeong-Og, Kim, Ji-Yong), one non-standing director (Kim, Hag-Dong), and seven outside directors (Pahk, Heui-Jae, Kim, Sung-Jin, Yoo, Young-Sook, Kwon, Tae-Kyun, Chang, Yoo, Jin-Nyong, Sohn, Sung-Kyu, Kim, Joon-Gi)

The Board of Directors manages the following five Special Committees:

(a) ESG Committee

(b) Director Candidate Recommendation Committee

(c) Evaluation and Compensation Committee

(d) Finance Committee

(e) Audit Committee

    Composition of the Special Committees under the BoD and their Functions(as of August 14, 2022)

Category	Composition	Directors	Major Functions
ESG Committee	3 Outside Directors, 1 Inside Director	Kim, Sung-Jin (Chairman) Yoo, Young-Sook Yoo, Jin-Nyong Yoo, Byeong-Og

[Deliberation Items]

(1)   Matters related to Operations of BoD and Special Committees

A. Agenda development and establishment of operating standards of the BoD and Special Committees

B. Prior deliberation on revision or repeal of the Operational Regulations of the Board of Directors

C. Prior deliberation of the composition and operation of the Special Committees under the BoD

(2)   ESG-related implementation monitoring and report publication

(3)   Deliberation and resolution of donation from over KRW 100 million to KRW 1 billion and Prior deliberation of donation over KRW 1 billion

(4)   Internal transactions under Monopoly Regulation and Fair Trade Act (The act of providing or trading funds, securities, or assets with related party as business counterpart or for related party)

A. Review of internal transaction-related issues and improvement measures

B. Prior deliberation on internal transaction (Amount KRW 100 billion or more)

C. Deliberation and resolution of internal transactions (Amount from KRW 5 billion to less than KRW 100 billion)

(5)   Appointment of Fair Trade Compliance Officer.

[Report Items]

1.  Major ESG issues of affiliates

44

Director Candidate Recommendation Committee	3 Outside Directors	Yoo, Jin-Nyong (Chairman) Pahk, Heui-Jae Sohn, Sung-Kyu

(1)   Qualification review of Outside Director candidates and recommendation to GMoS

(2)   Preliminary review and qualification review of Inside Director candidates

(3)   Prior deliberation on appointment of members of Special Committees

(4)   Prior deliberation of appointment of Representative Directors other than the Representative Director and CEO

(5)   Operation of Outside Director Candidate Recommendation Advisory Panel

(6)   Other matters necessary for recommending candidates for Outside Directors

Evaluation and Compensation Committee	4 Outside Directors	Yoo, Young-Sook (Chairman) Kwon, Tae-kyun Sohn, Sung-Kyu Kim, Joon-Gi

(1)   Establishment of management succession and management training plan

(2)   Establishment of plan for management evaluation and compensation, and execution

(3)   Prior deliberation on remuneration and retirement allowance of Directors

Finance Committee	3 Outside Directors; 1 Inside Director	Kwon, Tae-kyun (Chairman) Pahk, Heui-Jae Kim, Joon-Gi Jeong, Ki-Seop

(1)   Developing policies for soundness of company’s internal value and finance

(2)   Prior deliberation in case of filing in litigation or arbitration, or responding to reconciliation or mediation in the process of trial or taking any equivalent level of legal actions with the amount of KRW 100 billion or more

(3)   Regarding investment activities

A. Prior deliberation on new investments (KRW 100 billion or more. Investment and capital increase includes borrowings and liabilities that the company takes)

B. Prior deliberation on existing investments (KRW 200 billion or more. Investment and capital increase includes borrowings and liabilities that the company takes)

C. Approval of new investments (more than KRW 50 billion and less than KRW 100 billion, Investment and capital increase includes borrowings and liabilities that the company takes)

D. Approval of existing investments (more than KRW 100 billion and less than KRW 200 billion, Investment and capital increase includes borrowings and liabilities that the company takes)

E.  Preliminary deliberation on the acquisition and disposal of tangible and intangible fixed assets and important investment assets (over KRW 200 billion, based on book value per unit of investment assets)

(4)   Deliberation and resolution on bond issuance and important borrowings (including refinancing borrowings exceeding KRW 100 billion)

(5)   Prior deliberation on bond issuance and important borrowings (new long-term borrowings exceeding KRW 100 billion)

(6)   Deliberation and resolution on offering non-current assets as collateral

(7)   Deliberation and resolution on takeover of debt such as collateral, guarantee, etc. from invested company

45

Audit Committee	3 Outside Directors	Sohn, Sung-Kyu (Chairman) Kim, Sung-Jin Yoo, Jin-Nyong

(1)   Setting the work scope of the committee

(2)   Matters that the BoD or Representative Directors delegated

(3)   Request for Extraordinary GMoS

(4)   Consulting of external experts

(5)   Audit of the legitimacy of management’s business execution

(6)   Review soundness and validity of the company’s financial activities and the appropriateness of financial reporting

(7)   Review the validity of important accounting standards or changes in accounting estimates

(8)   Evaluation of the operation status of the internal accounting management system

(9)   Evaluation of the internal control system

(10)  Agreement on appointment or dismissal of internal audit department representative

(11)  Contract for appointment, remuneration and non-audit services of independent auditors

(12)  Evaluation of independent auditors’ audit activities

(13)  Report internal audit department’s annual audit plan and results

(14)  Report on the evaluation results of the company’s ethical compliance

(15)  An independent auditor reports on important facts of the company’s Directors’ misconduct or in violation of laws or Articles of Incorporation

(16)  Report that independent auditors have violated the company’s accounting standards

(17)  Enactment, amendment or repeal of internal accounting management regulations

(18)  Other items deemed necessary by each committee member

(1) List of Key Activities of the Board of Directors (January 1, 2023 ~ August 14, 2023)

(January 1, 2023 ~ March 1, 2023)

No.	Date	Agenda	Approval
2023-1	January 27

•   Deliberation Agenda

1. Approval of the 55th financial statements and schedule for the general meeting of shareholders

○    Report Agenda

1. Business performance of the fiscal year of 2022

2. Report on internal control over financial reporting

3. Assessment on the effectiveness of internal control over financial reporting

4. Implementation status of the BoD resolved agendas for the fiscal year of 2022

5. Business status and plan of Robot automation solution

Approved After Amendment
2023-2	February 16

•   Deliberation Agenda

1. Recommendation of Inside Directors candidates and Non-Standing Director candidate

○    Report Agenda

•   1. Monitoring results of internal control standard

2. Establishment of electric furnace in Gwangyang

Approved
	February 16 February 20	• 2. Partial Amendments of the Articles of Incorporation 3. Agendas for the 55th general meeting of shareholders (continued from previous BoD meeting on Feb 16 and approved on Feb 20)	Approved

46

No.	Date	Agenda	Approval
2023-3	March 17

•   Deliberation Agenda

1. Appointment of the Chairman of the BoD

2. Appointment of Special Committees members

3. Appointment of Representative Directors and Inside Directors

4. Treasury Stock Disposal in regards to Executive Stock Grant

5. Relocation of Headquarter

○   Report Agenda

1. Establishing POSCO maintenance subsidiary

Approved

*

At the 55th General Meeting of Shareholders which was held on March 17, 2023, Outside Director Chang, Seung-Wha, and Inside Director Chon, Jung-Son and Chung, Chang-Hwa retired due to expiration of the terms. Outside Directors Kim, Joon-Gi, Inside Director Jeong, Ki-Seop and Kim, Ji-Yong were newly elected.

(March 17, 2023 ~ August 14, 2023)

No.	Date	Agenda	Approval
2023-4	April 7	• Deliberation Agenda 1. Investment in Indonesian Nickel Refinery Business for Battery Production Purposes ○ Report Agenda 1. Mid-term Shareholder Return Policy (2023~2025)	Approved
2023-5	May 12

•   Deliberation Agenda

1. Resolution on dividend payment for the 1st quarter of 2023

2. Domestic Nickel Sulfate Refining Joint Venture

○   Report Agenda

1. Business performance in the 1st quarter of 2023

2. POSCO Group’s IP Competitiveness Enhancement Plan

3. ESG Risk management status of FY2022

4. The performance and assessment of BoD for 2022

5. Major business performance of subsidiaries

Approved
2023-6	June 16	• Deliberation Agenda 1. Investment in hydrometallurgy processes for nickel used for battery in Indonesia	Approved
2023-7	August 8

•   Deliberation Agenda

1. Resolution on dividend payment for the 2nd quarter of 2023

2. Transfer of steel-related business previously owned by POSCO Holdings and acquisition plan of POSCO’s asset

○    Report Agenda

1. Major business performance of subsidiaries

    Major Activities of Outside Directors on the Board of Directors (January 1, 2023 ~ August 14, 2023)

No.	Date	Participation of the Outside Directors (the Number of total Outside Directors)	Remarks
2023-1	January 27	7 (7)	—
2023-2	16, 20 February	7 (7)	—
2023-3	March 17	7 (7)	—
2023-4	April 7	7 (7)	—
2023-5	May 12	7 (7)	—
2023-6	June 16	7 (7)	—
2023-7	August 8	7 (7)	—

47

(3) Special Committees under the BoD and Their Activities (From January 1, 2023 to August 14, 2023)

○	ESG Committee (January 1, 2023 ~ March 16, 2023)

Date	Agenda	Approval
January 26, 2023

•   Deliberation Agenda

1. Participation in paid-in capital increase of POSCO Silicon Solution for expansion of Si-anode materials (Internal transactions)

•   Report Agenda

1. ESG performance of POSCO GROUP in 2022

2. POSCO 2050 Carbon Neutral Basic Roadmap

Approved
March 15, 2023	• Report Agenda 1. Comparison of Technological Development of Hydrogen Reduction Steel 2. Government support on Carbon Neutral and cases of other countries 3. 2023 POSCO Group ESG Management Plan

○	ESG Committee (March 17, 2023 ~ August 14, 2023)

Date	Agenda	Approval
May 10, 2023

•   Deliberation Agenda

1. Appointment of compliance officer

2. POSCO International’s ‘POSCO’ Brand Usage Contract (internal transaction)

3. Plan of publishing Corporate Citizen Report

•   Report Agenda

1. Operational status of ESG risk management of FY 2022

2. ESG performance of POSCO GROUP in 1Q, 2023

Approved
June 14, 2023

•   Report Agenda

1. Global monitoring/supervision policies and implications related to Low Carbon and Eco-friendly issues –

2. Investment in hydrometallurgy processes for nickel used for battery in Indonesia

3. JV investment in STS upstream of POSCO Indonesia

August 3, 2023

•   Deliberation Agenda

1. Transfer of steel-related business previously owned by POSCO Holdings and acquisition plan of POSCO’s asset

2. Acquisition of shares of POSCO Capital previously owned by POSTECH

•   Report Agenda

1. Business performance of 2nd quarter of 2023

2. Resolution on dividend payment for the 2nd quarter of 2023

3. Operation status of the Fair Trade Self-compliance Program in the first half of 2022

Pre-Deliberation, Approved

48

○	Director Candidate Recommendation and Management Committee (January 1, 2023~March 16, 2023)

Date	Agenda	Approval
January 11, 2023	• Deliberation Agenda 1. Qualification review and recommendation of the Outside Directors candidates	Approved
February 16, 2023

•   Deliberation Agenda

1. Qualification review and recommendation of the Outside Directors candidates

2. Qualification review of the Inside Directors and Non-standing Director candidates

3. Preliminary review on appointment of members of Special Committee members

Approved Preliminary deliberation Preliminary deliberation

○	Director Candidate Recommendation and Management Committee (March 17, 2023 ~ August 14, 2023)

Date	Agenda	Approval
—	• Not Applicable	—

○	Evaluation and Compensation Committee (January 1, 2023 ~ March 16, 2023)

Date	Agenda	Approval
January 27, 2022	• Deliberation Agenda 1. Evaluation of the business performance for the fiscal year of 2022	Approved

○	Evaluation and Compensation Committee (March 17, 2023 ~ August 14, 2023)

Date	Agenda	Approval
—	• Not Applicable	—

○	Finance Committee (January 1, 2023~March 16, 2023)

Date	Agenda	Approval
—	• Not Applicable	—

○	Finance Committee (March 17, 2023 ~ August 14, 2023)

Date	Agenda	Approval
April 4, 2023	• Deliberation Agenda 1. Investment in Indonesian Nickel Refinery Business for Battery Production Purposes	Preliminary deliberation
May 9, 2023	• Deliberation Agenda 1. Domestic Nickel Sulfate Refining Joint Venture	Preliminary deliberation
June 14, 2023	• Deliberation Agenda 1. Investment in hydrometallurgy processes for nickel used for battery in Indonesia • Report Agenda 1. JV investment in STS upstream of POSCO Indonesia	Preliminary deliberation
August 2, 2023

•   Deliberation Agenda

1. Transfer of steel-related business previously owned by POSCO Holdings and acquisition plan of POSCO’s asset

•   Report Agenda

1. Business performance of 2nd quarter of 2023

2. Resolution on dividend payment for the 2nd quarter of 2023

Preliminary deliberation

49

B. Audit Committee

(1) Composition of the Audit Committee

Name	Qualifications	Remarks
Sohn, Sung-Kyu Kim, Sung-Jin Yoo, Jin-Nyong	Satisfies the requirements stipulated in the Korean Commercial Act	Chairman — —

(2) Major Activities of the Audit Committee (January 1, 2023 ~ March 30, 2023)

Session	Date	Agenda	Approval
1	January 26

•   Deliberation Agenda

1. Consent to appoint a person in charge of internal audit department

2. Evaluation of the Operation of the Internal Accounting Management System in FY2022

3. Approval of audit and non-audit services for POSCO Holdings and subsidiaries

4. Audit Committee activities in 2022

•   Report Agenda

1. Report of operation of internal control over financial reporting in 2022

Approved —
2	February 15	• Deliberation Agenda 1. Internal audit result for the year 2022 2. Internal audit performance of 2022 and plans for 2023 • Report Agenda 1. External audit result for the year 2022	Approved —
3	February 20	• Deliberation Agenda 1. Review of the agendas for the Ordinary General Meeting of Shareholders	Approved after Amendment
4	March 17	• Deliberation Agenda 1. Appointment of the chairman of the audit committee	Approved
5	April 27

•   Deliberation Agenda

1. Results of internal audit on the consolidated financial statements for the 1st quarter of 2023

•   Report Agenda

1. The results of the 20-F audit results for 2022 and the results of external reviews on the consolidated financial statements for the 1st quarter of 2023

Approved
6	August 4

•   Deliberation Agenda

1. Internal audit performance for the 1st half of 2023 and plans for the 2nd half of 2023

2. Results of internal audit on the consolidated financial statements for the 2nd quarter of 2023

3. Audit activity evaluation results of the independent auditor for the year 2022

•   Report Agenda

1. Results of external audit on consolidated financial statements for the 2nd quarter of 2023

- At General meeting of shareholders held on March 12, 2021, Audit Committee member, Kim, Sung-Jin was reelected as an Outside Director.

50

C. Voting Rights of Shareholders

(1) The Cumulative Voting System: The cumulative voting system was introduced at the 36th general meeting of shareholders on March 12, 2004.

(2) Deleting Article 25 (The agenda Exercise of Voting Right in Writing) of Articles of Incorporation was proposed at 55th general meeting of shareholder on March 17, 2023. Please refer to our previous disclosure submitted at SEC on February 22, 2023 for more information.

(3) The Electronic Voting System: The electronic voting system was determined at the Board of Directors meeting on February 20, 2019.

D. Compensation of Directors and Officers

(1) The Salary of Directors and Audit Committee Members

	(In millions KRW)
Category	No. of people	Total payment	Average payment (Per person)	Ceiling amount approved at the general meeting of shareholders	Remarks
Inside Director	5	5,449	1,324		—
Outside Director (Excluding Audit Committee Members)	4	226	54	10,000	—
Audit Committee Members	3	164	54		—

No. of people : The number of Directors and the Audit Committee members who are in office as of June 30, 2023.

Total payment : The total amount of remuneration paid to all Directors, including the Audit Committee members, who served from January 1 to June 30, 2023. (Including directors who retired before June 30, 2023)

Average payment per person is calculated based on the paid amount to the current Directors and Audit Committee members as of June 30, 2023.

51

POSCO HOLDINGS INC.

and Subsidiaries

Condensed Consolidated Interim Financial Statements

(Unaudited)

June 30, 2023

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO HOLDINGS INC.:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of POSCO HOLDINGS INC. and its subsidiaries (the “Company”), which comprise the condensed consolidated interim statement of financial position as of June 30, 2023, the condensed consolidated interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2023 and 2022, the condensed consolidated interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2023 and 2022, and notes, comprising a summary of material accounting policy information and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No. 1034 “Interim Financial Reporting”.

Other matters

The consolidated statement of financial position of the Company as of December 31, 2022, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 9, 2023, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Company as of December 31, 2022, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

Seoul, Korea

August 11, 2023

This report is effective as of August 11, 2023, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

POSCO HOLDINGS INC. and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position

As of June 30, 2023 and December 31, 2022

(Unaudited)

(in millions of Won)	Notes	June 30, 2023		December 31, 2022
Assets
Cash and cash equivalents	21	~~W~~	6,350,140	8,053,108
Trade accounts and notes receivable, net	4,21,26,27,34		11,498,053	9,769,553
Other receivables, net	5,21,34		2,326,117	2,112,697
Other short-term financial assets	6,21		13,592,490	10,909,920
Inventories	7		15,028,089	15,472,417
Current income tax assets			49,963	243,829
Assets held for sale	8		864	12,003
Other current assets	14		1,163,188	1,075,939

Total current assets			50,008,904	47,649,466

Long-term trade accounts and notes receivable, net	4,21		34,556	24,033
Other receivables, net	5,21		1,477,926	1,520,331
Other long-term financial assets	6,21		2,692,873	2,332,538
Investments in associates and joint ventures	9		4,942,862	4,996,551
Investment property, net	11		1,620,598	1,074,031
Property, plant and equipment, net	12		33,384,658	31,781,195
Intangible assets, net	13		4,926,718	4,838,451
Defined benefit assets, net	19		493,012	520,659
Deferred tax assets			3,336,959	3,502,152
Other non-current assets	14		159,686	167,374

Total non-current assets			53,069,848	50,757,315

Total assets		~~W~~	103,078,752	98,406,781

See accompanying notes to the condensed consolidated interim financial statement.

POSCO HOLDINGS INC. and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position, Continued

As of June 30, 2023 and December 31, 2022

(Unaudited)

(in millions of Won)	Notes	June 30, 2023		December 31, 2022
Liabilities
Trade accounts and notes payable	21,34	~~W~~	5,716,328	5,520,807
Short-term borrowings and current installments of long-term borrowings	4,15,21		10,895,793	11,915,994
Other payables	16,21,34		2,704,442	2,865,868
Other short-term financial liabilities	17,21		53,866	106,527
Current income tax liabilities			272,065	502,685
Liabilities directly associated with the assets held for sale	8		—	5
Provisions	18,35		510,973	515,988
Other current liabilities	20,26,27		1,582,147	1,760,316

Total current liabilities			21,735,614	23,188,190

Long-term trade accounts and notes payable	21		—	15
Long-term borrowings, excluding current installments	15,21		16,794,743	12,389,667
Other payables	16,21		864,277	790,402
Other long-term financial liabilities	17,21		81,768	87,052
Defined benefit liabilities, net	19		83,750	37,707
Deferred tax liabilities			3,009,221	2,924,552
Long-term provisions	18,35		506,863	579,918
Other non-current liabilities	20,26		122,680	151,877

Total non-current liabilities			21,463,302	16,961,190

Total liabilities			43,198,916	40,149,380

Equity
Share capital	22		482,403	482,403
Capital surplus	22		1,649,269	1,400,832
Reserves	24		63,409	(443,990)
Treasury shares	25		(1,886,444)	(1,892,308)
Retained earnings			54,032,720	52,965,179

Equity attributable to owners of the controlling company			54,341,357	52,512,116
Non-controlling interests	23		5,538,479	5,745,285

Total equity			59,879,836	58,257,401

Total liabilities and equity		~~W~~	103,078,752	98,406,781

See accompanying notes to the condensed consolidated interim financial statements.

POSCO HOLDINGS INC. and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

For the three-month and six-month periods ended June 30, 2023 and 2022

(Unaudited)

		For the three-month period			For the six-month period
		ended June 30			ended June 30
(in millions of Won, except per share information)	Notes	2023		2022	2023	2022
Revenue	26,27,34,37	~~W~~	20,121,371	23,010,054	39,502,249	44,348,124
Cost of sales	7,27,31,34		(18,087,528)	(20,276,914)	(36,094,970)	(38,686,219)

Gross profit			2,033,843	2,733,140	3,407,279	5,661,905
Selling and administrative expenses	31,34
Reversal of (impairment loss on) trade accounts and notes receivable			(7,670)	877	(11,100)	(5,042)
Other administrative expenses	28		(643,397)	(579,926)	(1,245,395)	(1,168,951)
Selling expenses	28		(56,547)	(55,857)	(119,852)	(132,028)

Operating profit			1,326,229	2,098,234	2,030,932	4,355,884
Share of profit of equity-accounted investees, net	9		67,916	193,733	181,715	441,713
Finance income and costs	21,29
Finance income			977,259	1,581,536	2,660,809	2,438,721
Finance costs			(1,138,635)	(1,531,127)	(2,711,477)	(2,533,112)
Other non-operating income and expenses	34
Reversal of (impairment loss on) other receivables			(3,098)	1,391	(10,594)	988
Other non-operating income	30		35,634	118,723	312,395	296,728
Other non-operating expenses	30,31		(235,408)	(124,956)	(432,626)	(199,380)

Profit before income tax	37		1,029,897	2,337,534	2,031,154	4,801,542
Income tax expense	32,37		(253,932)	(538,592)	(414,884)	(1,095,716)

Profit			775,965	1,798,942	1,616,270	3,705,826
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Capital adjustment arising from investments in equity-accounted investees			(77)	(93)	1,747	4,285
Foreign currency translation differences			(17,817)	20,219	38,081	29,775
Remeasurements of defined benefit plans	19		12,148	29,370	(17,166)	(39,954)
Net changes in fair value of equity investments at fair value through other comprehensive income	21		7,853	(229,110)	149,866	(124,689)
Items that are or may be reclassified subsequently to profit or loss:
Capital adjustment arising from investments in equity-accounted investees			(16,924)	51,148	212,274	213,802
Foreign currency translation differences			(70,574)	165,025	178,470	344,919
Gains or losses on valuation of derivatives	21		(241)	(319)	(1,180)	(268)

Other comprehensive income (loss), net of tax			(85,632)	36,240	562,092	427,870

Total comprehensive income		~~W~~	690,333	1,835,182	2,178,362	4,133,696

Profit attributable to:
Owners of the controlling company		~~W~~	689,733	1,588,430	1,416,152	3,300,042
Non-controlling interests			86,232	210,512	200,118	405,784

Profit		~~W~~	775,965	1,798,942	1,616,270	3,705,826

Total comprehensive income attributable to:
Owners of the controlling company		~~W~~	616,916	1,580,727	1,942,180	3,664,294
Non-controlling interests			73,417	254,455	236,182	469,402

Total comprehensive income		~~W~~	690,333	1,835,182	2,178,362	4,133,696

Earnings per share (in Won)	33
Basic earnings per share (in Won)			9,090	20,942	18,667	43,533
Diluted earnings per share (in Won)		~~W~~	9,090	19,321	18,667	40,994

See accompanying notes to the condensed consolidated interim financial statements.

POSCO HOLDINGS INC. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

For the six-month periods ended June 30, 2023 and 2022

(Unaudited)

(in millions of Won)	Attributable to owners of the controlling company								Non-
	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Subtotal	controlling interests	Total
Balance as of January 1, 2022	~~W~~	482,403	1,387,960	199,384	(666,985)	(2,508,294)	51,532,887	50,427,355	4,377,588	54,804,943
Comprehensive income:
Profit		—	—	—	—	—	3,300,042	3,300,042	405,784	3,705,826
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(60,088)	(60,088)	20,134	(39,954)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	203,853	—	—	203,853	14,234	218,087
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	(126,538)	—	1,849	(124,689)	—	(124,689)
Foreign currency translation differences, net of tax		—	—	—	344,918	—	—	344,918	29,776	374,694
Gains or losses on valuation of derivatives, net of tax		—	—	—	258	—	—	258	(526)	(268)

Total comprehensive income		—	—	—	422,491	—	3,241,803	3,664,294	469,402	4,133,696

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(378,128)	(378,128)	(81,308)	(459,436)
Interim dividends		—	—	—	—	—	(303,397)	(303,397)	—	(303,397)
Changes in subsidiaries		—	—	—	—	—	—	—	406,554	406,554
Changes in ownership interest in subsidiaries		—	(8,835)	—	—	—	—	(8,835)	130,191	121,356
Interest of hybrid bonds		—	—	—	—	—	(1,487)	(1,487)	(6,732)	(8,219)
Changes from spin-off		—	—	(199,384)	—	—	—	(199,384)	199,384	—
Disposal of treasury shares		—	9,491	—	—	48,513	—	58,004	—	58,004
Others		—	(35)	—	—	—	(2,259)	(2,294)	(1,719)	(4,013)

Total transactions with owners of the controlling company		—	621	(199,384)	—	48,513	(685,271)	(835,521)	646,370	(189,151)

Balance as of June 30, 2022	~~W~~	482,403	1,388,581	—	(244,494)	(2,459,781)	54,089,419	53,256,128	5,493,360	58,749,488

See accompanying notes to the condensed consolidated interim financial statements.

POSCO HOLDINGS INC. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity, Continued

For the six-month periods ended June 30, 2023 and 2022

(Unaudited)

(in millions of Won)	Attributable to owners of the controlling company							Non-
	Share capital		Capital surplus	Reserves	Treasury shares	Retained earnings	Subtotal	controlling interests	Total
Balance as of January 1, 2023	~~W~~	482,403	1,400,832	(443,990)	(1,892,308)	52,965,179	52,512,116	5,745,285	58,257,401
Comprehensive income:
Profit		—	—	—	—	1,416,152	1,416,152	200,118	1,616,270
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	(9,185)	(9,185)	(7,981)	(17,166)
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	207,592	—	—	207,592	6,429	214,021
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	149,399	—	467	149,866	—	149,866
Foreign currency translation differences, net of tax		—	—	178,470	—	—	178,470	38,081	216,551
Gains or losses on valuation of derivatives, net of tax		—	—	(715)	—	—	(715)	(465)	(1,180)

Total comprehensive income		—	—	534,746	—	1,407,434	1,942,180	236,182	2,178,362

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	(151,698)	(151,698)	(93,390)	(245,088)
Interim dividends		—	—	—	—	(189,692)	(189,692)	—	(189,692)
Changes in ownership interest in subsidiaries		—	247,717	(27,263)	—	—	220,454	(140,060)	80,394
Interest of hybrid bonds		—	—	—	—	—	—	(7,726)	(7,726)
Repayment of hybrid bonds		—	—	—	—	—	—	(199,837)	(199,837)
Disposal of treasury shares		—	4,083	—	5,864	—	9,947	—	9,947
Share based payments		—	(4,037)	—	—	—	(4,037)	—	(4,037)
Others		—	674	(84)	—	1,497	2,087	(1,975)	112

Total transactions with owners of the controlling company		—	248,437	(27,347)	5,864	(339,893)	(112,939)	(442,988)	(555,927)

Balance as of June 30, 2023	~~W~~	482,403	1,649,269	63,409	(1,886,444)	54,032,720	54,341,357	5,538,479	59,879,836

See accompanying notes to the condensed consolidated interim financial statements.

POSCO HOLDINGS INC. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

For the six-month periods ended June 30, 2023 and 2022

(Unaudited)

(in millions of Won)	Notes	June 30, 2023		June 30, 2022
Cash flows from operating activities
Profit		~~W~~	1,616,270	3,705,826
Adjustments for:
Depreciation			1,645,824	1,571,178
Amortization			242,477	226,033
Finance income			(1,611,324)	(1,363,722)
Finance costs			1,672,318	1,219,391
Income tax expense			414,884	1,095,716
Impairment loss on property, plant and equipment			143,257	3
Gain on disposal of property, plant and equipment			(5,499)	(13,760)
Loss on disposal of property, plant and equipment			67,666	65,101
Impairment loss on goodwill and other intangible assets			4,772	200
Gain on disposal of investments in subsidiaries, associates and joint ventures			(184,844)	(11,912)
Loss on disposal of investments in subsidiaries, associates and joint ventures			4,401	—
Share of profit of equity-accounted investees			(181,715)	(441,713)
Gain on disposal of assets held for sale			—	(54,532)
Expenses related to post-employment benefit			99,210	115,473
Impairment loss on trade and other receivables			21,695	4,054
Loss on valuation of inventories			97,107	114,936
Increase (decrease) to provisions			(7,019)	61,279
Others, net			62,916	(25,951)

			2,486,126	2,561,774

Changes in operating assets and liabilities	36		(1,886,839)	(4,145,572)
Interest received			201,354	199,623
Interest paid			(440,945)	(226,514)
Dividends received			271,380	369,076
Income taxes paid			(122,084)	(2,180,561)

Net cash provided by operating activities		~~W~~	2,125,262	283,652

See accompanying notes to the condensed consolidated interim financial statements.

POSCO HOLDINGS INC. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows, Continued

For the six-month periods ended June 30, 2023 and 2022

(Unaudited)

(in millions of Won)	Notes	June 30, 2023		June 30, 2022
Cash flows from investing activities
Acquisitions of short-term financial instruments		~~W~~	(34,134,800)	(38,456,950)
Proceeds from disposal of short-term financial instruments			32,036,199	39,710,406
Increase in loans			(362,714)	(599,981)
Collection of loans			445,266	776,751
Acquisitions of securities			(220,744)	(297,201)
Proceeds from disposal of securities			111,830	78,420
Acquisitions of long-term financial instruments			(3,059)	(15,669)
Acquisitions of investment in associates and joint ventures			(84,384)	(372,964)
Proceeds from disposal of investment in associates and joint ventures			3,768	16,219
Acquisitions of investment property			(55,873)	(569)
Proceeds from investment property			496	—
Acquisitions of property, plant and equipment			(2,967,040)	(1,791,308)
Proceeds from disposal of property, plant and equipment			(6,029)	(6,235)
Acquisitions of intangible assets			(187,383)	(251,775)
Proceeds from disposal of intangible assets			25,400	2,632
Proceeds from disposal of assets held for sale			1,446	99,141
Collection of lease receivables			25,878	31,355
Cash outflow from business combination, net of cash acquired			(150,201)	(761,093)
Others, net			5,621	1,494

Net cash used in investing activities			(5,516,323)	(1,837,327)

Cash flows from financing activities
Proceeds from borrowings			5,248,527	1,276,194
Repayment of borrowings			(2,587,013)	(1,264,164)
Proceeds from (repayment of) short-term borrowings, net			(474,083)	2,797,930
Capital contribution from non-controlling interests			113,817	541,993
Payment of cash dividends			(426,895)	(759,470)
Repayment of hybrid bonds			(200,000)	—
Payment of interest of hybrid bonds			(8,204)	(8,204)
Repayment of lease liabilities			(101,696)	(168,075)
Others, net			72,814	(27,791)

Net cash provided by financing activities			1,637,267	2,388,413

Effect of exchange rate fluctuation on cash held			50,652	159,570

Net increase (decrease) in cash and cash equivalents			(1,703,142)	994,308
Cash and cash equivalents at beginning of the period	8		8,053,282	4,775,720

Cash and cash equivalents at end of the period		~~W~~	6,350,140	5,770,028

See accompanying notes to the condensed consolidated interim financial statements.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2023

(Unaudited)

1. General Information

General information about POSCO HOLDINGS INC., its 51 domestic subsidiaries including POSCO, 136 foreign subsidiaries including POSCO America Corporation (collectively “the Company”) and its 126 associates and joint ventures are as follows:

(a)	The controlling company

POSCO HOLDINGS INC., the controlling company, was established on April 1, 1968, under the Commercial Code of the Republic of Korea. The shares of the Company have been listed on the Korea Exchange since June 10, 1988. The Company operates an investment business that controls and manages through ownership of shares of subsidiaries etc.

On March 2, 2022, the Company established a new subsidiary, POSCO, by a vertical spinoff of its steel business (The surviving company owns 100% of shares) on March 1, 2022, and changed the name of the surviving company to POSCO HOLDINGS INC..

As of June 30, 2023, the shares of the Company are listed on the Korea Exchange, while its ADRs are listed on the New York Stock Exchanges.

(b)	Consolidated subsidiaries acquired or newly established during the six-month period ended June 30, 2023, were as follows:

Company	Date of inclusion	Ownership (%)	Reason
QSONE Co.,Ltd.	March 2023	100.00	Reclassification from associate
POSCO PS Tech	April 2023	100.00	New establishment
POSCO PR Tech	April 2023	100.00	New establishment
POSCO PH Solution	April 2023	100.00	New establishment
POSCO GYS Tech	April 2023	100.00	New establishment
POSCO GYR Tech	April 2023	100.00	New establishment
POSCO GY Solution	April 2023	100.00	New establishment
PT AGPA REFINERY COMPLEX	May 2023	100.00	New establishment
Port Hedland Green Steel Pty Ltd	June 2023	100.00	New establishment

(c)	Subsidiaries for which the Company has lost control during the six-month period ended June 30, 2023 are as follows:

Company	Date of exclusion	Reason
POSCO ENERGY CO., LTD.	January 2023	Merged into POSCO INTERNATIONAL Corporation(*1)
POS-CD PTY LTD	January 2023	Liquidation

(*1)	As a result of the merger transaction, the ownership of the Company in POSCO INTERNATIONAL Corporation increased from 62.92% to 73.21%.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

2. Statement of Compliance

Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Stock Companies, etc. in the Republic of Korea.

These condensed consolidated interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual consolidated financial statements as of and for the year ended December 31, 2022. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

Use of estimates and judgments

(a)	Judgments, assumptions and estimation uncertainties

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

(b)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Company’s Audit Committee.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 - inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 - inputs for the assets or liabilities that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

3. Summary of Material Accounting Policy Information

Except as described in K-IFRS No. 1034 “Interim Financial Reporting” and below, the accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company in its consolidated financial statements as of and for the year ended December 31, 2022.

Changes in accounting policies

Except for the standards and amendments applied for the first time for the reporting period beginning on January 1, 2023 described below, the accounting policies applied by the Company in these financial statements are the same as those applied by the Company in its financial statements as of and for the year ended December 31, 2022.

(a)	K-IFRS No. 1012 “Income Tax” – Deferred Tax related to Assets and Liabilities arising from a Single Transaction

From January 1, 2023, the Company has applied the amendments related to deferred tax arising from assets and liabilities in a single transaction under K-IFRS No. 1012 “Income Tax”. The amendments narrow the scope of the initial recognition exemption to exclude transactions that give rise to equal and offsetting temporary differences. The Company recognized deferred tax assets for lease liabilities and deferred tax liabilities for right-of-use assets, respectively, and there is no impact on the statement of financial position as the requirements for offsetting are met in accordance with K-IFRS No. 1012 “Income Tax”.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

(b)	K-IFRS No. 1001 “Presentation of Financial Statements” – Disclosure of Accounting Policies

Material accounting policy information is defined as information that is expected to influence the decision-making of primary users of financial statements considering with other information included in the financial statements, and is required to be disclosed. The Company plans to selectively disclose material accounting policies in the annual financial statements for the year ending December 31, 2023.

(c)	K-IFRS No. 1008 “Accounting Policies, Changes in Accounting Estimates and Errors” – Definition of Accounting Estimates

For accounting estimates defined as monetary amounts in the financial statements, a change in measurement methods or inputs are clarified as changes in accounting estimates unless they result from the correction of prior period errors. The amendment is applied prospectively to the changes in accounting estimates that occur after the effective date. The amendments did not have any impact on the consolidated financial statements.

New standards and interpretations not yet adopted

A number of new standards are effective for annual periods beginning after January 1, 2023 and earlier application is permitted but the Company has not early adopted the new or amended standards in preparing these financial statements.

(a)	K-IFRS No. 1001 “Presentation of Financial Statements” - Classification of Liabilities as Current or Non-current

The amendment clarifies that the classification of current and non-current liabilities is determined by the right to defer settlement of the liability for more than 12 months after the end of the reporting period, and in order for the debtor to have the “right to defer settlement of the liability”, the condition of complying with the contract must be met at the end of the reporting period. In addition, the classification of liabilities is not affected by the possibility of exercising the right to defer settlement of the liability for more than 12 months after the end of the reporting period, and the amendment clarifies that settlement of a liability includes transferring a company’s own equity instruments to the counterparty. The amendment is effective for annual periods beginning on or after January 1, 2024. Early application is permitted. The Company does not expect the effect of the amendments to the financial statements to be significant.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

(b)	K-IFRS No. 1012 “Income Tax” – Global Minimum Top – Up Tax

The International Accounting Standards Board (IASB) issued amendments to IAS 12 “Income Tax” on May 23, 2023 that provided a temporary mandatory exception from accounting for deferred tax arising from legislation implementing the Pillar Two taxes and new disclosure requirements in the annual financial statements. The Korea Accounting Standards Board (KASB) is currently preparing an amendment to K-IFRS No. 1012 “Income Tax”. In 2022, the corporate income tax law in the Republic of Korea was amended to reflect the global minimum top-up tax of the Pillar Two Model Rules and will be effective for fiscal years starting on or after January 1, 2024. However, as of June 30, 2023, the enforcement decree of the related law has not yet been enacted. Therefore, it is determined that the related law has not been substantively enacted due to the insufficient legislation to calculate the global minimum top-up tax.

The Company is closely monitoring developments related to the implementation of the international tax reforms introducing the global minimum top-up tax. However, since none of the jurisdictions in which the Company operates has enacted or substantively enacted the tax legislation related to the top-up tax at the date when the accompanying interim financial statements were authorized for issue, there is no impact on the Company’s condensed interim financial statements. In light of the exception from the deferred tax accounting, the Company’s management is focusing its assessment on the potential current tax impacts of the top-up tax. Once changes to the tax laws in any jurisdiction in which the Company operates are enacted or substantively enacted, the Company may be subject to the top-up tax.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of June 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	June 30, 2023		December 31, 2022
Current
Trade accounts and notes receivable	~~W~~	10,069,344	8,696,067
Due from customers for contract work		1,766,125	1,407,278
Less: Allowance for doubtful accounts		(337,416)	(333,792)

	~~W~~	11,498,053	9,769,553

Non-current
Trade accounts and notes receivable	~~W~~	84,510	68,342
Less: Allowance for doubtful accounts		(49,954)	(44,309)

	~~W~~	34,556	24,033

The Company sold trade accounts and notes receivable with recourse to financial institutions. This transaction has a right of recourse because the Company has an obligation to pay the amount to financial institutions if the relevant receivables are not collected at maturity, so the transaction was recognized as secured borrowings. As of June 30, 2023, and December 31, 2022, the carrying amounts of such secured borrowings are ~~W~~210,478 million and ~~W~~215,133 million, respectively, which are presented in the statements of financial position as the short-term borrowings.

5. Other Receivables

Other receivables as of June 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	June 30, 2023		December 31, 2022
Current
Short-term loans	~~W~~	352,637	278,346
Other accounts receivable		1,522,696	1,381,804
Accrued income		405,738	334,741
Deposits		81,072	131,468
Others		19,851	23,201
Lease receivables		34,120	46,764
Less: Allowance for doubtful accounts		(89,997)	(83,627)

	~~W~~	2,326,117	2,112,697

Non-current
Long-term loans	~~W~~	1,060,284	1,082,139
Other accounts receivable		225,795	237,161
Accrued income		109,028	121,783
Deposits		277,905	292,722
Lease receivables		66,226	55,312
Less: Allowance for doubtful accounts		(261,312)	(268,786)

	~~W~~	1,477,926	1,520,331

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

6. Other Financial Assets

Other financial assets as of June 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	June 30, 2023		December 31, 2022
Current
Derivatives assets	~~W~~	238,482	223,771
Debt securities		196,210	121,122
Deposit instruments(*1)		5,661,734	2,558,946
Short-term financial instruments(*1)		7,496,064	8,006,081

	~~W~~	13,592,490	10,909,920

Non-current
Derivatives assets	~~W~~	248,933	136,224
Equity securities(*2)		1,719,440	1,462,088
Debt securities		80,053	78,901
Other securities(*2)		619,855	632,469
Deposit instruments(*1)		24,592	22,856

	~~W~~	2,692,873	2,332,538

(*1)	As of June 30, 2023 and December 31, 2022, financial instruments amounting to ~~W~~98,534 million and ~~W~~73,192 million, respectively, are restricted in use for financial arrangements, pledge and others.
(*2)

As of June 30, 2023 and December 31, 2022, ~~W~~182,970 million and ~~W~~153,640 million of equity and other securities, respectively, have been provided as collateral for borrowings, construction projects and others.

7. Inventories

Inventories as of June 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	June 30, 2023		December 31, 2022
Finished goods	~~W~~	2,743,001	2,508,370
Merchandise		1,014,839	1,237,203
Semi-finished goods		2,950,466	3,453,150
Raw materials		3,752,032	4,171,049
Fuel and materials		1,240,795	1,109,100
Construction inventories		359,474	470,790
Materials-in-transit		3,028,336	2,738,439
Others		126,997	100,873

		15,215,940	15,788,974

Less: Allowance for inventories valuation		(187,851)	(316,557)

	~~W~~	15,028,089	15,472,417

The amounts of loss on valuation of inventories recognized in cost of sales during the six- month period ended June 30, 2023 and the year ended December 31, 2022 were ~~W~~97,107 million and ~~W~~354,956 million, respectively. During the year ended December 31, 2022, ~~W~~95,278 million of damage caused by the flooding of the Naengcheon stream in Pohang was included in loss on valuation of inventories.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

8. Assets Held for Sale

Details of assets held for sale as of June 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	June 30, 2023		December 31, 2022
Asset
Cash and cash equivalents(*2)	~~W~~	—	174
Account receivables and other receivables		—	648
Investment in joint ventures(*3)		—	—
Property, plant and equipment(*1)		864	10,552
Others		—	629

	~~W~~	864	12,003

Liability
Others	~~W~~	—	5

(*1)

During the past period, the Company decided to dispose Synthetic Natural Gas (SNG) facility for which use was discontinued, and classified as assets held for sale for ~~W~~10,305 million. Meanwhile, during the six-month period ended June 30, 2023, the Company disposed of the assets held for sale for ~~W~~9,684 million. As of June 30, 2023, the remaining amount ~~W~~621 million is included in assets held for sale.

(*2)	Cash and cash equivalents in the statement of cash flows include cash and cash equivalents that are classified as assets held for sale as of December 31, 2022.
(*3)

During the year ended December 31, 2022, the Company decided to dispose of CSP - Compania Siderurgica do Pecem and recognized full impairment loss of ~~W~~160,415 million, which is the difference between carrying amount and recoverable amount. The Company reclassified the investment to assets held for sale. Meanwhile, during the six-month period ended June 30, 2023, the Company disposed of CSP - Compania Siderurgica do Pecem, and recognized ~~W~~102,470 million of loss on disposal of assets held for sale.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

9. Investments in Associates and Joint ventures

(a)	Details of investments in associates as of June 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	June 30, 2023						December 31, 2022
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
Samcheok Blue Power Co., Ltd.(*1)	4,507,138	34.00	~~W~~	429,904	~~W~~	342,267	352,500
SNNC	18,130,000	49.00		90,650		141,168	182,414
Chun-cheon Energy Co., Ltd(*1)	17,308,143	49.10		86,541		9,513	9,513
Pocheon-Hwado Highway Corp.(*1)	6,981,975	27.64		34,910		26,755	27,165
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd	1,181,160	29.53		5,906		14,372	14,605
DaeSung SnM Co., Ltd (formerly, Daesung Steel)(*2)	108,038	17.54		14,000		20,318	20,469
PCC Amberstone Private Equity Fund 1(*2)	7,879,780,025	8.80		7,762		9,008	9,326
Others (56 companies)(*1)						152,505	238,086

						715,906	854,078

[Foreign]
South-East Asia Gas Pipeline Company Ltd.	135,219,000	25.04		132,907		282,601	290,318
AES-VCM Mong Duong Power Company Limited(*1)	—	30.00		164,303		237,866	209,594
9404-5515 Quebec Inc.	284,463,243	25.85		328,509		366,636	331,261
FQM Australia Holdings Pty Ltd	186,000,030	30.00		109,568		79,039	98,103
Eureka Moly LLC	—	20.00		240,123		15,097	14,574
AMCI (WA) PTY LTD	49	49.00		209,664		61,191	57,830
NCR LLC	—	22.10		218,381		228,625	187,372
KOREA LNG LTD.	2,400	20.00		135,205		30,870	29,124
Nickel Mining Company SAS	3,234,698	49.00		157,585		96,334	90,636
ZHEJIANG HUAYOU-POSCO ESM CO., LTD	648,530,000	40.00		120,072		108,280	98,933
PT. Wampu Electric Power(*1)	8,708,400	20.00		10,054		16,274	16,659
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	50	25.00		4,723		8,368	8,590
Others (29 companies)(*1)						237,467	231,834

						1,768,648	1,664,828

					~~W~~	2,484,554	2,518,906

(*1)

As of June 30, 2023 and December 31, 2022, investments in associates amounting to ~~W~~645,018 million and ~~W~~628,573 million, respectively, are provided as collateral in relation to the associates’ borrowings.

(*2)

As of June 30, 2023, it was classified as an associate even though the Company’s ownership percentage is less than 20% since the Company has significant influence over the investee when considering its structure of the Board of Directors and others.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

(b)	Details of investments in joint ventures as of June 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	June 30, 2023						December 31, 2022
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
POSCO MC MATERIALS (formerly, POSCO MITSUBISHI CARBON TECHNOLOGY)	11,568,000	60.00	~~W~~	115,680	~~W~~	164,717	161,465
Others (6 companies)						8,445	8,845

						173,162	170,310

[Foreign]
Roy Hill Holdings Pty Ltd(*1)	13,117,972	12.50		1,528,672		1,394,297	1,418,022
POSCO-NPS Niobium LLC	325,050,000	50.00		364,609		426,792	412,002
KOBRASCO	2,010,719,185	50.00		32,950		90,540	103,044
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	—	25.00		61,961		114,740	111,219
DMSA/AMSA(*1)	—	3.89		346,880		22,717	23,740
HBIS-POSCO Automotive Steel Co. Ltd	—	50.00		235,251		211,722	216,138
Others (9 companies)						24,338	23,170

						2,285,146	2,307,335

					~~W~~	2,458,308	2,477,645

(*1)	As of June 30, 2023 and December 31, 2022, the investments in joint ventures are provided as collateral in relation to the joint ventures’ borrowings.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

(c)	The movements of investments in associates and joint ventures for the six-month period ended June 30, 2023 and the year ended December 31, 2022 were as follows:

1)	For the six-month period ended June 30, 2023

(in millions of Won)
Company	December 31, 2022 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	June 30, 2023 Book value
[Domestic]
Samcheok Blue Power Co., Ltd.	~~W~~	352,500	—	(4,996)	(5,105)	(132)	342,267
SNNC		182,414	—	—	(41,246)	—	141,168
QSONE Co., Ltd(*2)		86,378	—	—	245	(86,623)	—
Chun-cheon Energy Co., Ltd		9,513	—	—	7,731	(7,731)	9,513
Pocheon-Hwado Highway Corp.		27,165	—	—	(410)	—	26,755
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		14,605	—	—	(233)	—	14,372
DaeSung SnM Co., Ltd (formerly, Daesung Steel)		20,469	—	—	(151)	—	20,318
PCC Amberstone Private Equity Fund 1		9,326	—	(314)	115	(119)	9,008
POSCO MC MATERIALS (formerly, POSCO MITSUBISHI CARBON TECHNOLOGY)		161,465	—	—	3,252	—	164,717
Others (61 companies)		160,553	5,332	(963)	2,133	(6,105)	160,950

		1,024,388	5,332	(6,273)	(33,669)	(100,710)	889,068

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		290,318	—	(40,971)	22,645	10,609	282,601
AES-VCM Mong Duong Power Company Limited		209,594	—	(11,876)	22,084	18,064	237,866
9404-5515 Quebec Inc.		331,261	—	—	12,553	22,822	366,636
FQM Australia Holdings Pty Ltd		98,103	—	—	(22,282)	3,218	79,039
Eureka Moly LLC		14,574	—	—	—	523	15,097
AMCI (WA) PTY LTD		57,830	—	—	1,228	2,133	61,191
NCR LLC		187,372	36,846	—	(2,573)	6,980	228,625
KOREA LNG LTD.		29,124	—	(12,818)	12,708	1,856	30,870
Nickel Mining Company SAS		90,636	—	—	68	5,630	96,334
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		98,933	15,640	—	(5,604)	(689)	108,280
PT. Wampu Electric Power		16,659	—	(593)	(88)	296	16,274
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		8,590	—	—	(200)	(22)	8,368
Roy Hill Holdings Pty Ltd		1,418,022	—	(171,174)	120,924	26,525	1,394,297
POSCO-NPS Niobium LLC		412,002	—	(7,201)	7,100	14,891	426,792
KOBRASCO		103,044	—	(36,471)	10,944	13,023	90,540
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		111,219	—	—	3,433	88	114,740
DMSA/AMSA		23,740	—	—	(1,851)	828	22,717
HBIS-POSCO Automotive Steel Co. Ltd		216,138	—	—	(4,064)	(352)	211,722
Others (38 companies)		255,004	—	(30,791)	38,359	(767)	261,805

		3,972,163	52,486	(311,895)	215,384	125,656	4,053,794

	~~W~~	4,996,551	57,818	(318,168)	181,715	24,946	4,942,862

(*1)

Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments effect from translations of financial statements of foreign investees and others.

(*2)

During the six-month period ended June 30, 2023, the Company additionally acquired 50% of the shares held by external shareholders of QSONE Co., Ltd., which was previously classified as an investment in associate. Accordingly, the entity was newly included in consolidated subsidiary due to obtaining control of the entity.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

2)	For the year ended December 31, 2022

(in millions of Won)
Company	December 31, 2021 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	December 31, 2022 Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund(*3)	~~W~~	176,136	—	(143,170)	145,822	(178,788)	—
Samcheok Blue Power Co., Ltd.		382,887	—	(9,992)	(19,354)	(1,041)	352,500
SNNC		171,332	—	(5,348)	15,484	946	182,414
QSONE Co., Ltd.		86,058	—	(1,100)	1,420	—	86,378
Chun-cheon Energy Co., Ltd		9,571	—	—	(802)	744	9,513
Western Inland highway CO., LTD.		53,563	—	—	(125)	(53,438)	—
Pocheon-Hwado Highway Corp.		28,813	5,519	—	(4,683)	(2,484)	27,165
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		19,191	—	—	(453)	(4,133)	14,605
DaeSung SnM Co., Ltd (formerly, Daesung Steel)		19,073	—	—	1,396	—	20,469
PCC Amberstone Private Equity Fund 1		9,251	—	(652)	1,104	(377)	9,326
POSCO MC MATERIALS (formerly, POSCO MITSUBISHI CARBON TECHNOLOGY)		169,838	—	(24,000)	15,604	23	161,465
Others (64 companies)		113,711	45,563	(4,368)	(3,931)	9,578	160,553

		1,239,424	51,082	(188,630)	151,482	(228,970)	1,024,388

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		238,601	—	(14,541)	50,143	16,115	290,318
AES-VCM Mong Duong Power Company Limited		182,639	—	(33,174)	45,382	14,747	209,594
9404-5515 Quebec Inc.(*2)		135,738	172,316	(31,949)	25,195	29,961	331,261
FQM Australia Holdings Pty Ltd		91,052	—	—	166	6,885	98,103
Eureka Moly LLC		13,633	—	—	—	941	14,574
AMCI (WA) PTY LTD		67,972	—	—	(3,964)	(6,178)	57,830
NCR LLC		102,319	82,798	—	(2,338)	4,593	187,372
KOREA LNG LTD.		31,340	—	(21,161)	21,027	(2,082)	29,124
Nickel Mining Company SAS		48,249	—	—	42,169	218	90,636
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		22,769	82,010	—	(1,302)	(4,544)	98,933
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		19,099	—	—	213	(19,312)	—
PT. Wampu Electric Power		15,851	—	(2,474)	823	2,459	16,659
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		9,140	—	—	(220)	(330)	8,590
Roy Hill Holdings Pty Ltd		1,346,712	—	(233,592)	273,084	31,818	1,418,022
POSCO-NPS Niobium LLC		393,793	—	(34,909)	25,884	27,234	412,002
KOBRASCO		68,296	—	(21,287)	48,267	7,768	103,044
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		107,650	—	—	6,527	(2,958)	111,219
DMSA/AMSA		24,144	—	—	(2,108)	1,704	23,740
CSP - Compania Siderurgica do Pecem		52,257	—	—	(90,395)	38,138	—
HBIS-POSCO Automotive Steel Co. Ltd		110,769	126,195	—	(10,515)	(10,311)	216,138
Others (37 companies)		193,200	29,975	(56,527)	96,740	(8,384)	255,004

		3,275,223	493,294	(449,614)	524,778	128,482	3,972,163

	~~W~~	4,514,647	544,376	(638,244)	676,260	(100,488)	4,996,551

(*1)

Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments effect from translations of financial statements of foreign investees and others during the year ended December 31, 2022.

(*2)

During the year ended December 31, 2022, it was additionally acquired due to the in-kind dividend of EQP POSCO Global NO1 Natural Resources Private Equity Fund, and the Company classified it as other increase.

(*3)

During the year ended December 31, 2022, dividends were declared prior to liquidation. The Company recognized impairment loss of ~~W~~10,065 million since recoverable amount was less than its carrying amount.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

(d)	Summarized financial information of associates and joint ventures as of and for the six-month period ended June 30, 2023 and the year ended December 31, 2022 are as follows:

1)	June 30, 2023

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
Samcheok Blue Power Co., Ltd.	~~W~~	3,832,614	3,226,402	606,212	—	(3,305)
SNNC		640,904	358,924	281,980	381,488	(110,659)
Chun-cheon Energy Co., Ltd		633,502	510,784	122,718	332,605	15,066
Pocheon-Hwado Highway Corp.		448,903	328,005	120,898	—	(810)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		21,915	3,547	18,368	2,609	(789)
DaeSung SnM Co., Ltd (formerly, Daesung Steel)		174,363	89,923	84,440	56,298	(863)
PCC Amberstone Private Equity Fund 1		105,183	2,779	102,404	5,657	1,309
POSCO MC MATERIALS (formerly, POSCO MITSUBISHI CARBON TECHNOLOGY)		435,052	159,006	276,046	89,024	3,671
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,726,255	597,668	1,128,587	206,129	90,430
AES-VCM Mong Duong Power Company Limited		1,728,133	980,873	747,260	255,830	73,612
9404-5515 Quebec Inc.		1,496,438	—	1,496,438	—	48,562
FQM Australia Holdings Pty Ltd		1,462,727	1,199,585	263,142	229,133	(74,272)
KOREA LNG LTD.		154,475	125	154,350	65,023	63,538
Nickel Mining Company SAS		549,205	286,750	262,455	141,930	(12,011)
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		317,627	46,420	271,207	10,069	(14,004)
PT. Wampu Electric Power		208,831	130,501	78,330	9,785	(439)
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		77,245	44,508	32,737	51,021	(651)
Roy Hill Holdings Pty Ltd		10,786,882	3,064,320	7,722,562	3,744,046	1,237,961
POSCO-NPS Niobium LLC		853,380	—	853,380	—	14,089
KOBRASCO		234,411	53,936	180,475	30,930	21,887
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		779,469	347,376	432,093	794,783	13,730
DMSA/AMSA		3,215,407	2,631,438	583,969	519,473	(47,581)
HBIS-POSCO Automotive Steel Co. Ltd		720,480	285,857	434,623	126,117	(6,451)

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

2)	December 31, 2022

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources Private Equity Fund	~~W~~	9,471	480	8,991	—	425,366
Samcheok Blue Power Co., Ltd.		3,515,861	2,885,218	630,643	—	(8,447)
SNNC		667,440	274,801	392,639	986,557	10,273
QSONE Co., Ltd.		253,078	80,322	172,756	18,753	2,840
Chun-cheon Energy Co., Ltd		634,842	527,190	107,652	585,610	20,224
Pocheon-Hwado Highway Corp.		366,163	244,455	121,708	—	(1,175)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		24,926	5,769	19,157	17,189	(1,521)
DaeSung SnM Co., Ltd (formerly, Daesung Steel)		175,429	90,126	85,303	128,401	7,957
PCC Amberstone Private Equity Fund 1		106,024	—	106,024	13,877	12,546
POSCO MC MATERIALS (formerly, POSCO MITSUBISHI CARBON TECHNOLOGY)		447,604	175,229	272,375	252,246	27,628
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,705,670	546,262	1,159,408	447,696	200,246
AES-VCM Mong Duong Power Company Limited		1,701,272	1,019,227	682,045	417,021	151,022
9404-5515 Quebec Inc.		1,397,061	—	1,397,061	—	182,708
FQM Australia Holdings Pty Ltd		1,458,318	1,131,628	326,690	493,202	(22,768)
KOREA LNG LTD.		145,845	225	145,620	107,295	105,135
Nickel Mining Company SAS		539,318	279,291	260,027	379,922	91,008
ZHEJIANG HUAYOU-POSCO ESM CO., LTD		305,740	57,932	247,808	45,771	(3,176)
PT. Wampu Electric Power		209,815	129,520	80,295	21,760	4,115
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		79,116	45,677	33,439	136,663	(992)
Roy Hill Holdings Pty Ltd		9,859,888	2,152,428	7,707,460	7,706,908	2,542,223
POSCO-NPS Niobium LLC		823,800	—	823,800	—	49,341
KOBRASCO		262,724	57,242	205,482	147,843	96,534
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		663,509	245,499	418,010	1,881,946	26,106
DMSA/AMSA		3,022,659	2,412,377	610,282	1,368,730	(54,212)
CSP - Compania Siderurgica do Pecem		4,422,752	3,678,956	743,796	3,101,132	500,082
HBIS-POSCO Automotive Steel Co. Ltd		712,633	270,668	441,965	473,494	(15,515)

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

10. Joint Operations

Details of significant joint operations that the Company is participating in as a party to a joint arrangement as of June 30, 2023 are as follows:

Joint operations	Operation	Ownership (%)	Location
Myanmar A-1/A-3 mine	Mine development and gas production	51.00	Myanmar
Offshore midstream	Gas transportation facility	51.00	Myanmar
Greenhills mine	Mine development	20.00	Canada
Mt. Thorley J/V	Mine development	20.00	Australia
POSMAC J/V	Mine development	20.00	Australia
Samcheok Thermal Power Plant EPC (Unit 1, 2) construction work	Construction	49.00	Korea
Sinansan Line Double Track Train Private Investment project construction work	Construction	36.00	Korea
Panama Metro Line 3 Project construction work	Construction	20.00	Panama
2*600 MW Matarbari Ultra Super Critical Coal-Fired Power construction work	Construction	67.00	Bangladesh
Yangsan Sasong 2nd Apartment Project (B5,6,7,9 Block) Construction work	Construction	49.00	Korea
Yongmun 123 Construction work	Construction	70.00	Korea
Songdo B5 Block officetel Project Construction work	Construction	80.00	Korea
Particle Accelerator Facility Construction work	Construction	55.00	Korea
Anyang Jinheung Apartment Construction work	Construction	45.00	Korea

11. Investment Property, Net

Changes in the carrying amount of investment property for the six-month period ended June 30, 2023 and the year ended December 31, 2022 were as follows:

(a)	For the six-month period ended June 30, 2023

(in millions of Won)	Beginning		Acquisitions	Business Combination(*2)	Disposals	Depreciation	Others(*1)	Ending
Land	~~W~~	308,523	54,834	473,301	(18)	—	(58,857)	777,783
Buildings		593,505	774	83,739	(307)	(13,668)	8,853	672,896
Structures		1,356	—	—	—	(249)	937	2,044
Right-of-use assets		170,647	216	—	(16)	(2,667)	(305)	167,875

	~~W~~	1,074,031	55,824	557,040	(341)	(16,584)	(49,372)	1,620,598

(*1)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.
(*2)	Represents increases in investment property due to business combination upon reclassification of QSONE Co., Ltd. into a subsidiary during the six-month period ended June 30, 2023.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

(b)	For the year ended December 31, 2022

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others(*1)	Ending
Land	~~W~~	332,308	—	(2,921)	—	(20,864)	308,523
Buildings		584,549	1,661	(34)	(28,336)	35,665	593,505
Structures		753	—	—	(797)	1,400	1,356
Right-of-use assets		168,467	—	(21,151)	(6,888)	30,219	170,647

	~~W~~	1,086,077	1,661	(24,106)	(36,021)	46,420	1,074,031

(*1)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

12. Property, Plant and Equipment, Net

(a)	Changes in the carrying amount of property, plant and equipment for the six-month period ended June 30, 2023 and the year ended December 31, 2022 were as follows:

1)	For the six-month period ended June 30, 2023

(in millions of Won)	Beginning		Acquisitions	Business Combination(*2)	Disposals	Depreciation	Impairment loss(*3)	Others(*1)	Ending
Land	~~W~~	3,103,165	29,405	32,565	(28)	—	—	80,677	3,245,784
Buildings		4,174,894	10,102	5,770	(1,178)	(160,475)	(20,328)	250,918	4,259,703
Structures		3,162,927	6,761	3,651	(3,183)	(129,338)	(23,906)	88,724	3,105,636
Machinery and equipment		16,422,830	42,697	—	(39,510)	(1,192,922)	(99,023)	1,067,512	16,201,584
Vehicles		52,131	25,610	—	(348)	(11,680)	—	16,719	82,432
Tools		90,961	16,868	—	(253)	(26,315)	—	37,663	118,924
Furniture and fixtures		173,345	14,395	655	(836)	(26,352)	—	11,352	172,559
Lease assets		921,198	124,894	—	(1,570)	(77,353)	—	16,416	983,585
Bearer plants		141,720	—	—	—	(4,805)	—	11,877	148,792
Construction-in-progress		3,538,024	2,846,817	—	(731)	—	—	(1,318,451)	5,065,659

	~~W~~	31,781,195	3,117,549	42,641	(47,637)	(1,629,240)	(143,257)	263,407	33,384,658

(*1)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

(*2)

Represents increases in property, plant and equipment upon reclassification of QSONE Co., Ltd., which was previously an associate, into a subsidiary by acquiring additional shares during the six-month period ended June 30, 2023.

(*3)

The Company terminated operations of certain portions of the lithium production demonstration plants located in Gwangyang and Argentina due to changes in operational plans. The Company estimated the recoverable amount of these assets at the net fair value, and recognized an impairment loss of ~~W~~143,257 million since recoverable amounts are less than their carrying amounts.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

2)	For the year ended December 31, 2022

(in millions of Won)	Beginning		Acquisitions	Business Combination(*2)	Disposals	Depreciation	Impairment loss(*3)	Others(*1)	Ending
Land	~~W~~	2,702,715	89,357	248,858	(1,247)	—	—	63,482	3,103,165
Buildings		4,204,450	127,837	37,741	(9,957)	(317,350)	(11,230)	143,403	4,174,894
Structures		3,131,795	82,130	38,535	(3,274)	(253,996)	(5,084)	172,821	3,162,927
Machinery and equipment		16,420,156	597,172	1,216	(33,511)	(2,303,917)	(184,706)	1,926,420	16,422,830
Vehicles		46,030	15,592	902	(1,017)	(18,717)	(123)	9,464	52,131
Tools		77,795	32,386	203	(187)	(37,170)	(351)	18,285	90,961
Furniture and fixtures		166,162	33,936	1,963	(1,175)	(59,359)	(1,990)	33,808	173,345
Lease assets		867,746	184,260	193,572	(22,029)	(168,521)	—	(133,830)	921,198
Bearer plants		154,682	—	—	—	(9,691)	—	(3,271)	141,720
Construction-in-progress		1,825,167	3,947,703	11,111	(383)	—	(9,699)	(2,235,875)	3,538,024

	~~W~~	29,596,698	5,110,373	534,101	(72,780)	(3,168,721)	(213,183)	(5,293)	31,781,195

(*1)

Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

(*2)	Represents increases in property, plant and equipment due to business combination upon acquisition of Senex Energy Limited during the year ended December 31, 2022.
(*3)

The Company estimated the recoverable amount of damaged assets due to the flooding of Naengcheon stream in Pohang at the net fair value, and recognized an impairment loss of ~~W~~207,072 million since recoverable amounts are less than their carrying amounts.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

(b)

Changes in the carrying amount of right of use assets presented as investment property and property, plant and equipment for the six-month period ended June 30, 2023 and the year ended December 31, 2022 were as follows:

1)	For the six-month period ended June 30, 2023

(in millions of Won)	Beginning		Acquisitions	Depreciation	Others	Ending
Land	~~W~~	368,167	9,900	(7,347)	2,045	372,765
Buildings and structures		163,648	24,224	(25,293)	(1,644)	160,935
Machinery and equipment		319,021	58,608	(25,249)	14,750	367,130
Vehicles		18,652	7,301	(6,188)	614	20,379
Ships		215,496	—	(8,760)	—	206,736
Others		6,862	25,077	(7,182)	(1,242)	23,515

	~~W~~	1,091,846	125,110	(80,019)	14,523	1,151,460

2)	For the year ended December 31, 2022

(in millions of Won)	Beginning		Acquisitions	Business Combination(*1)	Depreciation	Others	Ending
Land	~~W~~	391,446	18,077	—	(16,843)	(24,513)	368,167
Buildings and structures		143,854	74,454	6,714	(50,397)	(10,977)	163,648
Machinery and equipment		256,205	43,088	175,795	(56,333)	(99,734)	319,021
Vehicles		14,753	12,467	98	(12,015)	3,349	18,652
Ships		210,056	23,793	—	(18,355)	2	215,496
Others		19,899	12,381	10,965	(21,467)	(14,916)	6,862

	~~W~~	1,036,213	184,260	193,572	(175,410)	(146,789)	1,091,846

(*1)	Represents increases in right of use assets upon acquisition of Senex Energy Limited during the year ended December 31, 2022.

(c)	The amounts recognized in profit or loss related to leases for the three-month and the six-month periods ended June 30, 2023 and 2022 were as follows:

	For the three-month periods			For the six-month periods
	ended June 30			ended June 30
(in millions of Won)	2023		2022	2023	2022
Interest on lease liabilities	~~W~~	10,331	9,562	19,638	17,119
Expenses related to short-term leases		17,484	8,269	24,965	15,122
Expenses related to leases of low-value assets		4,115	4,550	9,468	8,412

	~~W~~	31,930	22,381	54,071	40,653

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

13. Goodwill and Other Intangible Assets, Net

Changes in the carrying amount of goodwill and other intangible assets for the six-month period ended June 30, 2023 and the year ended December 31, 2022 were as follows:

(a)	For the six-month period ended June 30, 2023

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment loss	Others(*2)	Ending
Goodwill	~~W~~	442,487	—	—	—	—	435	442,922
Intellectual property rights		3,136,072	91,153	—	(156,397)	—	190,894	3,261,722
Membership(*1)		132,942	4,747	(1,542)	(82)	(20)	137	136,182
Development expense		116,171	779	(34)	(34,629)	—	26,360	108,647
Port facilities usage rights		197,211	—	—	(7,400)	—	—	189,811
Exploratation and evaluation assets		100,991	9,868	—	—	(1,215)	(2,539)	107,105
Development assets		78,970	27,484	—	—	—	(96,476)	9,978
Customer relationships		241,311	—	—	(22,239)	—	12	219,084
Other intangible assets		392,296	72,930	(948)	(21,730)	(3,537)	12,256	451,267

	~~W~~	4,838,451	206,961	(2,524)	(242,477)	(4,772)	131,079	4,926,718

(*1)	Includes membership with indefinite economic useful life.
(*2)

Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

(b)	For the year ended December 31, 2022

(in millions of Won)	Beginning		Acquisitions	Business Combination (*3,4)	Disposals	Amortization	Impairment loss(*5)	Others(*2)	Ending
Goodwill	~~W~~	735,969	—	66,206	—	—	(369,337)	9,649	442,487
Intellectual property rights		2,225,808	354,179	912,971	(582)	(326,494)	379	(30,189)	3,136,072
Membership(*1)		142,370	9,230	—	(2,082)	(145)	854	(17,285)	132,942
Development expense		153,973	1,800	—	(13)	(67,446)	(1,046)	28,903	116,171
Port facilities usage rights		216,021	—	—	—	(14,800)	—	(4,010)	197,211
Exploratation and evaluation assets		61,957	24,583	21,266	—	—	—	(6,815)	100,991
Development assets		—	6,607	76,591	—	—	—	(4,228)	78,970
Customer relationships		285,720	—	—	—	(44,478)	—	69	241,311
Other intangible assets		344,491	99,388	26,649	(145)	(35,472)	(232)	(42,383)	392,296

	~~W~~	4,166,309	495,787	1,103,683	(2,822)	(488,835)	(369,382)	(66,289)	4,838,451

(*1)	Includes membership with indefinite economic useful life.
(*2)

Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

(*3)	Represents increases in intangible assets upon acquisition of Senex Energy Limited during the year ended December 31, 2022.
(*4)	Represents increases in intangible assets upon acquisition of POSCO Silicon Solution Co., Ltd during the year ended December 31, 2022.
(*5)

During the year ended December 31, 2022, impairment loss of ~~W~~337,953 million on goodwill of POSCO INTERNATIONAL Corporation, a subsidiary included in trading segment of green infrastructure, was recognized as the recoverable amount is less than the carrying amount of the CGU.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

14. Other Assets

Other assets as of June 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	June 30, 2023		December 31, 2022
Current
Advance payments	~~W~~	778,306	782,439
Prepaid expenses		361,270	263,536
Firm commitment asset		9,719	9,674
Others		13,893	20,290

	~~W~~	1,163,188	1,075,939

Non-current
Long-term advance payments	~~W~~	21,398	23,429
Long-term prepaid expenses		42,174	53,803
Others(*1)		96,114	90,142

	~~W~~	159,686	167,374

(*1)

As of June 30, 2023 and December 31, 2022, the Company recognized tax asset amounting to ~~W~~6,764 million based on the Company’s best estimate of the tax amount to be refunded when the result of the Company’s appeal in connection with the additional income tax payment in prior years’ tax audits and claim for rectification are finalized.

15. Borrowings

(a)	Short-term borrowings and current portion of long-term borrowings and others as of June 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Interest rate (%)	June 30, 2023		December 31, 2022
Short-term borrowings
Bank overdrafts	JP Morgan and others	January, 2023 ~ June, 2023	July, 2023 ~ May, 2024	3.65 ~ 7.54	~~W~~	118,143	197,718
Short-term borrowings	HSBC and others	July, 2022 ~ June, 2023	July, 2023 ~ June, 2024	0.20 ~ 20.00		6,334,734	6,635,402

						6,452,877	6,833,120

Current portion of long-term liabilities
Current portion of long-term borrowings	Export-Import Bank of Korea and others	November, 2004 ~ June, 2023	July, 2023 ~ June, 2024	0.75 ~ 16.50		1,904,466	2,302,592
Current portion of debentures	Goldman sachs and others	October, 2013 ~ September, 2021	July, 2023 ~ April, 2024	0.50 ~ 4.00		2,539,675	2,782,049
Less: Current portion of discount on debentures issued						(1,225)	(1,767)

						4,442,916	5,082,874

					~~W~~	10,895,793	11,915,994

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

(b)	Long-term borrowings, excluding current portion and others as of June 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Interest rate (%)	June 30, 2023		December 31, 2022
Long-term borrowings	Export-Import Bank of Korea and others	September, 2001~ June, 2023	July, 2024~ March, 2040	0.19 ~ 8.50	~~W~~	3,512,620	2,718,212
Less: Present value discount						(9,200)	(8,951)
Bonds	KB Securities co., Ltd. and others	July, 2015~ June, 2023	July, 2024~ January, 2033	1.64 ~ 5.88		11,787,909	8,351,006
Less: Discount on debentures issued						(57,638)	(28,894)
Exchangeable bonds(*1)	Foreign currency exchangeable bonds	September, 2021	September, 2026			1,561,052	1,358,294

					~~W~~	16,794,743	12,389,667

(*1)	The issuance conditions of the exchangeable bonds issued by the Company are as follows:

Foreign currency exchangable bonds

Type of bond	Exchangable bonds

Aggregate principal amount	EUR 1,065,900,000

Interest rate	- Coupon rate : -

- Yield to Maturity : (0.78%)

Maturity date	September 1, 2026

Redemption

- Redemption at Maturity : Outstanding bond principal, which is not repaid early or which call option is not exercised on, is repaid at maturity as a lump sum

- Prepayment : The issuer has call option and the bondholders have put option

Exchange rate	100%

Exchange price (Won/share)	456,470(*)

Underlying shares exchange	Registered common shares (treasury shares)

Exchange period	From October 12, 2021 to August 22, 2026

Adjustments for exchange price	Adjusting the exchange price according to the terms and conditions of the bond in the events of reason for adjusting the exchange price such as, bonus issue, share split, share consolidation, change of share type, issuance of options or warranties to shareholders, share dividend, cash dividend, issuance of new shares under the market price.

Put option by bondholders

- 3 years (September 1, 2024) from the closing date

- In the event of a change of control of the Company

- Where the shares issued by the Company are delisted (or suspended for more than 30 consecutive trading days)

Call option by the Issuer

- Share price (based on closing price) is higher than 130% of exchange price for more than 20 trading days during 30 consecutive trading days in a row, after 3 years (September 1, 2024) from the closing day to 30 business days before the maturity of bonds.

- When the outstanding balance of outstanding bonds is less than 10% of the total issuance(Clean Up Call)

- Where additional reasons for tax burden arise due to the amendment of relevant laws and regulations, etc.

(*)	The exchange price has changed due to cash dividends during the six-month period ended June 30, 2023.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

The Company has designated exchangeable bonds listed on the Singapore Stock Exchange as financial liabilities measured at fair value through profit or loss. The quoted transaction price is used in fair value measurement, and changes in fair value are recognized in profit or loss.

(c)	Assets pledged as collateral with regard to the borrowings as of June 30, 2023 are as follows:

(in millions of Won)	Lenders	Book value		Pledged amount
Property, plant and equipment and Investment property	Korea Development Bank and others	~~W~~	4,589,753	6,034,413
Trade accounts and notes receivable	Korea Development Bank and others		210,478	210,478
Financial instruments	Kookmin Bank and others		35,043	35,043

		~~W~~	4,835,274	6,279,934

16. Other Payables

Other payables as of June 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	June 30, 2023		December 31, 2022
Current
Accounts payable	~~W~~	1,155,075	1,423,402
Accrued expenses		1,061,368	981,609
Dividend payable		11,776	4,371
Lease liabilities		149,705	149,384
Withholdings		326,518	307,102

	~~W~~	2,704,442	2,865,868

Non-current
Accounts payable	~~W~~	16,713	15,713
Accrued expenses		7,749	8,102
Lease liabilities		743,119	674,098
Long-term withholdings		96,696	92,489

	~~W~~	864,277	790,402

17. Other Financial Liabilities

Other financial liabilities as of June 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	June 30, 2023		December 31, 2022
Current
Derivative liabilities	~~W~~	43,175	95,157
Financial guarantee liabilities		10,691	11,370

	~~W~~	53,866	106,527

Non-current
Derivative liabilities	~~W~~	43,140	79,984
Financial guarantee liabilities		5,204	7,068
Others		33,424	—

	~~W~~	81,768	87,052

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

18. Provisions

(a)	Provisions as of June 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	June 30, 2023			December 31, 2022
	Current		Non-current	Current	Non-current
Provision for bonus payments	~~W~~	106,398	34,045	136,275	33,157
Provision for construction warranties		48,899	143,898	35,702	170,272
Provision for legal contingencies and claims(*1)		46,731	57,555	46,823	59,518
Provision for the restoration(*2,3)		6,881	179,795	6,049	185,097
Others(*4,5,6)		302,064	91,570	291,139	131,874

	~~W~~	510,973	506,863	515,988	579,918

(*1)

The Company recognized probable outflow of resources amounting to ~~W~~50,746 million and ~~W~~52,530 million as provisions for legal contingencies and asserted claim in relation to lawsuits against the Company as of June 30, 2023 and December 31, 2022, respectively.

(*2)

Due to contamination of lands near the Company’s magnesium smelting plant located in Gangneung province and others, the Company recognized present values of estimated costs for recovery, ~~W~~18,596 million as provisions for restoration as of June 30, 2023. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied a discount rate of 4.19%~4.33% to measure present value of these costs.

(*3)

Due to contamination of river water quality near Greenhills mine owned by POSCO Canada Ltd., the Company recognized present value of estimated costs for recovery amounting to ~~W~~40,326 million as provisions for improvement as of June 30, 2023.

(*4)

As of June 30, 2023 and December 31, 2022, POSCO INTERNATIONAL Corporation and Korea Fuel Cell, recognized ~~W~~84,465 million and ~~W~~97,928 million of provisions for warranties, respectively, for the service contract on fuel cell based on its estimate of probable outflow of resources.

(*5)

As of June 30, 2023 and December 31, 2022, the Company has recognized emission liabilities amounting to ~~W~~13,533 million and ~~W~~14,178 million respectively, for expected greenhouse gas emissions exceeding the quantity of free quota emission rights.

(*6)

According to the Act on the promotion of the development, use and diffusion of new and renewable energy, POSCO INTERNATIONAL Corporation is obliged to supply a certain amount of power generated by new and renewable energy. In accordance with the Act, POSCO INTERNATIONAL Corporation estimated the cost required to fulfill its obligations, such as insufficient supply of power using new and renewable energy to be borne, and as of June 30, 2023 and December 31, 2022, the Company recognized ~~W~~158,951 million and ~~W~~123,073 million respectively, as provision liabilities.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

(b)	Changes in provisions for the six-month period ended June 30, 2023 and the year ended December 31, 2022 were as follows:

1)	For the six-month period ended June 30, 2023

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	169,432	77,182	(111,068)	(3,361)	8,258	140,443
Provision for construction warranties		205,974	19,596	(30,420)	(2,814)	461	192,797
Provision for legal contingencies and claims		106,341	4,680	(8,117)	(1,573)	2,955	104,286
Provision for the restoration		191,146	10,032	(4,313)	(16,364)	6,175	186,676
Others		423,013	85,930	(47,784)	(69,206)	1,681	393,634

	~~W~~	1,095,906	197,420	(201,702)	(93,318)	19,530	1,017,836

(*1)	Includes adjustments of foreign currency translation differences and others.

2)	For the year ended December 31, 2022

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	138,533	176,677	(137,092)	(5,813)	(2,873)	169,432
Provision for construction warranties		236,660	52,438	(73,853)	(8,287)	(984)	205,974
Provision for legal contingencies and claims		93,491	47,344	(33,175)	(8,654)	7,335	106,341
Provision for the restoration		159,531	45,130	(43,168)	(1,299)	30,952	191,146
Others		360,861	317,621	(203,985)	(60,738)	9,254	423,013

	~~W~~	989,076	639,210	(491,273)	(84,791)	43,684	1,095,906

(*1)	Includes adjustments of foreign currency translation differences and others.

19. Employee Benefits

(a)	Defined contribution plans

The expenses related to post-employment benefit plans under defined contribution plans for the three-month and six-month periods ended June 30, 2023 and 2022 were as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2023		2022	2023	2022
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	15,758	8,053	33,969	21,655

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit assets in the statements of financial position as of June 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	June 30, 2023		December 31, 2022
Present value of funded obligations	~~W~~	2,227,966	2,200,127
Fair value of plan assets(*1)		(2,652,133)	(2,703,639)
Present value of non-funded obligations		14,905	20,560

Net defined benefit liabilities	~~W~~	(409,262)	(482,952)

(*1)

As of June 30, 2023 and December 31, 2022, the Company recognized net defined benefit assets amounting to ~~W~~493,012 million and ~~W~~520,659 million, respectively, since there are consolidated entities whose fair value of plan assets exceeded the present value of defined benefit obligations.

2)	Changes in present value of defined benefit obligations for the six-month period ended June 30, 2023 and the year ended December 31, 2022 were as follows:

(in millions of Won)	June 30, 2023		December 31, 2022
Defined benefit obligations at the beginning of period	~~W~~	2,220,687	2,415,031
Current service costs		113,833	235,007
Interest costs		48,141	71,348
Remeasurements		33,048	(192,339)
Benefits paid		(178,504)	(300,353)
Others		5,666	(8,007)

Defined benefit obligations at the end of period	~~W~~	2,242,871	2,220,687

3)	Changes in fair value of plan assets for the six-month period ended June 30, 2023 and the year ended December 31, 2022 were as follows:

(in millions of Won)	June 30, 2023		December 31, 2022
Fair value of plan assets at the beginning of period	~~W~~	2,703,639	2,620,046
Interest on plan assets		62,764	77,745
Remeasurement of plan assets		10,931	(57,335)
Contributions to plan assets		12,987	346,773
Benefits paid		(138,916)	(287,312)
Others		728	3,722

Fair value of plan assets at the end of period	~~W~~	2,652,133	2,703,639

4)	The amounts recognized in condensed consolidated interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2023 and 2022 were as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won)	2023		2022	2023	2022
Current service costs	~~W~~	54,721	57,503	113,833	117,771
Net interest costs		(6,848)	(959)	(14,623)	(2,298)

	~~W~~	47,873	56,544	99,210	115,473

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

20. Other Liabilities

Other liabilities as of June 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	June 30, 2023		December 31, 2022
Current
Due to customers for contract work	~~W~~	718,081	761,393
Advances received		373,942	535,885
Unearned revenue		69,823	62,030
Withholdings		382,112	369,067
Firm commitment liability		12,753	7,566
Others(*1)		25,436	24,375

	~~W~~	1,582,147	1,760,316

Non-current
Unearned revenue	~~W~~	12,016	22,203
Others(*1)		110,664	129,674

	~~W~~	122,680	151,877

(*1)

As of June 30, 2023 and December 31, 2022, the Company recognized the acquired liability amounted to ~~W~~63,872 million and ~~W~~71,248 million, respectively related to unfavorable terms of a customer contract relative to market-terms upon the acquisition of Senex Energy Limited.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

21. Financial Instruments

(a)	Classification and fair value of financial instruments

1)	The carrying amount and fair values of financial assets and financial liabilities by fair value hierarchy as of June 30, 2023 and December 31, 2022 are as follows:

①	June 30, 2023

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	463,062	—	463,062	—	463,062
Short-term financial instruments		7,496,064	—	7,496,064	—	7,496,064
Debt securities		80,511	—	72,288	8,223	80,511
Other securities		619,855	7,512	1,022	611,321	619,855
Derivative hedging instruments(*2)		24,353	—	24,353	—	24,353
Fair value through other comprehensive income
Equity securities		1,719,440	1,427,015	—	292,425	1,719,440
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		6,350,140	—	—	—	—
Trade accounts and notes receivable		9,784,385	—	—	—	—
Other receivables		2,988,606	—	—	—	—
Debt securities		195,752	—	—	—	—
Deposit instruments		5,686,326	—	—	—	—

	~~W~~	35,408,494	1,434,527	8,056,789	911,969	10,403,285

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	74,553	—	74,553	—	74,553
Borrowings		1,561,052	1,561,052	—	—	1,561,052
Derivative hedging instruments(*2)		11,762	—	11,762	—	11,762
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		5,716,328	—	—	—	—
Borrowings		26,129,484	—	25,785,080	—	25,785,080
Financial guarantee liabilities		15,895	—	—	—	—
Other financial Liabilities		33,424	—	—	—	—
Others		3,286,945	—	—	—	—

	~~W~~	36,829,443	1,561,052	25,871,395	—	27,432,447

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.
(*2)

The Company applies fair value hedge accounting which uses forward contracts as hedging instrument in order to hedge the risk of changes in fair value of product prices regarding firm commitments or purchase commitments. Also, the Company applies cash flow hedge accounting which uses currency swap as hedging instrument in order to hedge the risk of interest rate and foreign exchange rate changes in foreign currency which influences cash flow from borrowings.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

②	December 31, 2022

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Derivative assets	~~W~~	350,149	—	350,149	—	350,149
Short-term financial instruments		8,006,081	—	8,006,081	—	8,006,081
Debt securities		75,876	—	69,926	5,950	75,876
Other securities		632,469	29,687	1,022	601,760	632,469
Other receivables		2,000	—	—	2,000	2,000
Derivative hedging instruments(*2)		9,846	—	9,846	—	9,846
Fair value through other comprehensive income
Equity securities		1,462,088	1,210,124	—	251,964	1,462,088
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		8,053,108	—	—	—	—
Trade accounts and notes receivable		8,414,946	—	—	—	—
Other receivables		2,458,227	—	—	—	—
Debt securities		124,147	—	—	—	—
Deposit instruments		2,581,802	—	—	—	—

	~~W~~	32,170,739	1,239,811	8,437,024	861,674	10,538,509

Financial liabilities
Fair value through profit or loss
Derivative liabilities	~~W~~	157,036	—	157,036	—	157,036
Borrowings		1,358,294	1,358,294	—	—	1,358,294
Derivative hedging instruments(*2)		18,105	—	18,105	—	18,105
Financial liabilities measured at amortized cost(*1)
Trade accounts and notes payable		5,520,821	—	—	—	—
Borrowings		22,947,368	—	22,331,771	—	22,331,771
Financial guarantee liabilities		18,438	—	—	—	—
Others		2,789,195	—	—	—	—

	~~W~~	32,809,257	1,358,294	22,506,912	—	23,865,206

(*1)	Fair value of financial assets and liabilities measured at amortized cost except borrowings approximates their carrying amounts.
(*2)

The Company applies fair value hedge accounting which uses forward contracts as hedging instrument in order to hedge the risk of changes in fair value of product prices regarding firm commitments or purchase commitments. Also, the Company applies cash flow hedge accounting which uses currency swap as hedging instrument in order to hedge the risk of interest rate and foreign exchange rate changes in foreign currency which influences cash flow from borrowings.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

2)	Finance income and costs by category of financial instrument for the six-month periods ended June 30, 2023 and 2022 were as follows:

①	For the six-month period ended June 30, 2023

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	3,516	348,160	—	133,684	457	485,817	—
Derivative assets		—	259,865	—	125,475	—	385,340	—
Financial assets at fair value through other comprehensive income		—	—	—	—	28,983	28,983	149,866
Financial assets measured at amortized cost		222,520	—	453,354	(41,236)	6,427	641,065	—
Financial liabilities at fair value through profit or loss		—	(120,304)	(82,454)	—	—	(202,758)	—
Derivative liabilities		—	(2,105)	—	(166,680)	—	(168,785)	(1,181)
Financial liabilities measured at amortized cost		(500,945)	—	(705,268)	—	(14,117)	(1,220,330)	—

	~~W~~	(274,909)	485,616	(334,368)	51,243	21,750	(50,668)	148,685

②	For the six-month period ended June 30, 2022

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	120,021	(33,662)	—	2,331	1,065	89,755	—
Derivative assets		—	427,865	—	311,045	—	738,910	—
Financial assets at fair value through other comprehensive income		—	—	—	—	31,160	31,160	(124,689)
Financial assets measured at amortized cost		107,521	—	645,499	(21,805)	(22,733)	708,482	—
Financial liabilities at fair value through profit or loss		—	100,396	(7,915)	—	—	92,481	—
Derivative liabilities		—	(103,593)	—	(423,884)	—	(527,477)	(268)
Financial liabilities measured at amortized cost		(235,411)	—	(985,364)	—	(6,927)	(1,227,702)	—

	~~W~~	(7,869)	391,006	(347,780)	(132,313)	2,565	(94,391)	(124,957)

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

3)	Finance income and costs by category of financial instrument for the three-month periods ended June 30, 2023 and 2022 were as follows:

①	For the three-month period ended June 30, 2023

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	1,447	31,237	—	52,897	171	85,752	—
Derivative assets		—	7,422	—	95,249	—	102,671	—
Financial assets at fair value through other comprehensive income		—	—	—	—	12,143	12,143	7,852
Financial assets measured at amortized cost		120,298	—	75,445	(22,533)	5,413	178,623	—
Financial liabilities at fair value through profit or loss		—	(47,672)	(7,973)	—	—	(55,645)	—
Derivative liabilities		—	57,112	—	(113,618)	—	(56,506)	(242)
Financial liabilities measured at amortized cost		(256,385)	—	(164,335)	—	(7,694)	(428,414)	—

	~~W~~	(134,640)	48,099	(96,863)	11,995	10,033	(161,376)	7,610

②	For the three-month period ended June 30, 2022

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	59,448	(26,858)	—	245	(21,961)	10,874	—
Derivative assets		—	303,526	—	186,460	—	489,986	—
Financial assets at fair value through other comprehensive income		—	—	—	—	47,702	47,702	(229,110)
Financial assets measured at amortized cost		58,289	—	489,608	(14,752)	(744)	532,401	—
Financial liabilities at fair value through profit or loss		—	86,018	(8,183)	—	—	77,835	(319)
Derivative liabilities		—	1,360	—	(208,693)	—	(207,333)	—
Financial liabilities measured at amortized cost		(129,390)	—	(766,282)	—	(5,384)	(901,056)	—

	~~W~~	(11,653)	364,046	(284,857)	(36,740)	19,613	50,409	(229,429)

(b)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as of and for the year ended December 31, 2022.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

22. Share Capital and Capital Surplus

(a)	Share capital as of June 30, 2023 and December 31, 2022 are as follows:

(share, in Won)	June 30, 2023		December 31, 2022
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1)		84,571,230	84,571,230
Shared capital(*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of June 30, 2023, total number of ADRs of 21,084,140 outstanding in overseas stock market are equivalent to 5,271,035 shares of common stock.
(*2)	As of June 30, 2023, the difference between the ending balance of common stock and the aggregate par value of issued common stock is ~~W~~59,547 million due to retirement of 11,909,395 treasury stocks.

(b) Capital surplus as of June 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	June 30, 2023		December 31, 2022
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		810,197	806,114
Other capital surplus		375,247	130,893

	~~W~~	1,649,269	1,400,832

23. Hybrid Bonds

(a)

As of December 31, 2022, POSCO, a subsidiary of the Company, held hybrid bonds, which were classified as non-controlling interests in the consolidated financial statements. During the six-month period ended June 30, 2023, the call option on the hybrid bonds was exercised and redeemed. Hybrid bonds as of June 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	June 30, 2023		December 31, 2022
Hybrid bond 1-2(*1,2)	2013-06-13	2043-06-13	4.60	~~W~~	—	200,000
Issuance cost					—	(616)

				~~W~~	—	199,384

(*1)	During the six-month period ended June 30, 2023, call option on the hybrid bonds was exercised and redeemed by POSCO, a subsidiary of the Company.
(*2)	Details of issuance of hybrid bonds are as follows:

Hybrid bond 1-2

Maturity date	30 years (The issuer has a right to extend the maturity date)

Interest rate	Issue date ~ 2023-06-12 : 4.60%

Reset every 10 years as follows;

· After 10 years : return on government bond of Republic of Korea (10 years) + 1.40%

· After 10 years : additionally +0.25% according to Step-up clauses

· After 30 years : additionally +0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company)

Others	The issuer can call the hybrid bond at year 10th anniversary of issuance and interest payment date afterwards

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

(b)

POSCO INTERNATIONAL Corporation, a subsidiary of the Company, holds hybrid bonds which are classified as non-controlling interests in the consolidated financial statements. POSCO ENERGY CO., LTD., which issued hybrid bonds, was merged with POSCO INTERNATIONAL Corporation during the six-month period ended June 30, 2023. Hybrid bonds as of June 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	June 30, 2023		December 31, 2022
Hybrid bond 1-4(*1)	2013-08-29	2043-08-29	5.21	~~W~~	140,000	140,000
Issuance cost					(429)	(429)

				~~W~~	139,571	139,571

(*1)	Details of issuance of hybrid bonds as of June 30, 2023 are as follows:

Hybrid bond 1-4
Maturity date	30 years (The issuer has a right to extend the maturity date)

Interest rate	Issue date ~ 2023-08-29 : 5.21%

Reset every 10 years as follows;

· After 10 years : return on government bond of Republic of Korea (10 years) + 1.55%

· After 10 years : additionally +0.25% according to Step-up clauses

· After 30 years : additionally +0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company)

Others	The issuer can call the hybrid bond at year 10th anniversary of issuance and interest payment date afterwards

The hybrid bond holders’ preference in the event of liquidation is senior to the common stockholders, but subordinate to other creditors. The interest accumulated but not paid on the hybrid bonds as of June 30, 2023 amounts to ~~W~~639 million.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

24. Reserves

Reserves as of June 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	June 30, 2023		December 31, 2022
Accumulated comprehensive loss of investments in associates and joint ventures	~~W~~	(198,962)	(406,555)
Changes in fair value of equity investments at fair value through other comprehensive income		45,556	(103,843)
Foreign currency translation differences		238,958	60,487
Gains or losses on valuation of derivatives		(720)	(3)
Others		(21,423)	5,924

	~~W~~	63,409	(443,990)

25. Treasury Shares

Based on the Board of Directors’ resolution, the Company holds treasury shares for business purposes including price stabilization. Changes in treasury shares for the six-month period ended June 30, 2023 and the year ended December 31, 2022 were as follows:

(shares, in millions of Won)	June 30, 2023			December 31, 2022
	Number of shares	Amount		Number of shares	Amount
Beginning	8,722,053	~~W~~	1,892,308	11,561,263	~~W~~	2,508,294
Disposal of treasury shares	(27,030)		(5,864)	(223,605)		(48,513)
Retirement of treasury shares	—		—	(2,615,605)		(567,473)

Ending	8,695,023	~~W~~	1,886,444	8,722,053	~~W~~	1,892,308

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

26. Revenue

(a)	Disaggregation of revenue

1)	Details of revenue disaggregated by types of revenue and timing of revenue recognition for the six-month periods ended June 30, 2023 and 2022 were as follows:

①	For the six-month period ended June 30, 2023

(in millions of Won)			Green Infrastructure			Green Materials and Energy
	Steel		Trading	Construction	Logistics and others		Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	20,321,796	10,717,959	—	12,974	1,830,997	—	32,883,726
Revenue from services		413,870	1,656,847	70,799	204,055	2,247	12,203	2,360,021
Revenue from construction contract		—	—	4,051,298	—	24,123	—	4,075,421
Others		85,635	2,686	6,284	24,923	—	63,553	183,081

	~~W~~	20,821,301	12,377,492	4,128,381	241,952	1,857,367	75,756	39,502,249

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	20,407,431	10,720,645	47,900	38,124	1,830,997	63,552	33,108,649
Revenue recognized over time		413,870	1,656,847	4,080,481	203,828	26,370	12,204	6,393,600

	~~W~~	20,821,301	12,377,492	4,128,381	241,952	1,857,367	75,756	39,502,249

②	For the six-month period ended June 30, 2022

(in millions of Won)			Green Infrastructure			Green Materials and Energy
	Steel		Trading	Construction	Logistics and others		Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	23,457,093	13,177,551	—	18,611	1,017,857	—	37,671,112
Revenue from services		553,431	300,281	13,196	1,641,142	2,644	11,958	2,522,652
Revenue from construction contract		—	—	3,634,339	—	15,335	—	3,649,674
Others		58,351	262,775	79,508	30,132	—	73,920	504,686

	~~W~~	24,068,875	13,740,607	3,727,043	1,689,885	1,035,836	85,878	44,348,124

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	23,515,444	13,440,326	105,743	48,743	1,017,857	73,921	38,202,034
Revenue recognized over time		553,431	300,281	3,621,300	1,641,142	17,979	11,957	6,146,090

	~~W~~	24,068,875	13,740,607	3,727,043	1,689,885	1,035,836	85,878	44,348,124

2)	Details of revenue disaggregated by types of revenue and timing of revenue recognition for the three-month periods ended June 30, 2023 and 2022 were as follows:

①	For the three-month period ended June 30, 2023

(in millions of Won)			Green Infrastructure			Green Materials and Energy
	Steel		Trading	Construction	Logistics and others		Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	10,226,688	5,692,130	—	3,676	931,911	—	16,854,405
Revenue from services		219,208	630,906	32,323	152,729	632	5,688	1,041,486
Revenue from construction contract		—	—	2,127,969	—	8,672	—	2,136,641
Others		44,927	1,177	4,480	8,536	—	29,719	88,839

	~~W~~	10,490,823	6,324,213	2,164,772	164,941	941,215	35,407	20,121,371

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	10,271,614	5,693,308	38,429	12,406	931,911	29,717	16,977,385
Revenue recognized over time		219,209	630,905	2,126,343	152,535	9,304	5,690	3,143,986

	~~W~~	10,490,823	6,324,213	2,164,772	164,941	941,215	35,407	20,121,371

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

②	For the three-month period ended June 30, 2022

(in millions of Won)			Green Infrastructure			Green Materials and Energy
	Steel		Trading	Construction	Logistics and others		Others	Total
Types of revenue
Revenue from sales of goods	~~W~~	12,004,230	6,890,664	—	14,128	567,160	—	19,476,182
Revenue from services		293,529	162,245	5,835	766,548	992	3,185	1,232,334
Revenue from construction contract		—	—	1,990,393	—	6,589	—	1,996,982
Others		26,483	176,802	48,643	4,652	—	47,976	304,556

	~~W~~	12,324,242	7,229,711	2,044,871	785,328	574,741	51,161	23,010,054

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	12,030,713	7,067,466	57,419	18,780	567,160	47,977	19,789,515
Revenue recognized over time		293,529	162,245	1,987,452	766,548	7,581	3,184	3,220,539

	~~W~~	12,324,242	7,229,711	2,044,871	785,328	574,741	51,161	23,010,054

(b)	Details of contract assets and liabilities from contracts with customers as of June 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	June 30, 2023		December 31, 2022
Receivables
Account receivables	~~W~~	9,784,385	8,414,946
Contract assets
Due from customers for contract work		1,748,224	1,378,640
Contract liabilities
Advance received		374,743	547,874
Due to customers for contract work		718,081	761,393
Unearned revenue		81,817	84,195

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

27. Revenue – Contract Balances

(a)	Details of outstanding contracts as of June 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	June 30, 2023			December 31, 2022
	Construction segment		Others	Construction segment	Others
Accumulated cost	~~W~~	25,594,142	202,574	30,239,570	110,414
Accumulated contract profit		2,335,370	25,558	2,664,024	17,916
Accumulated contract loss		(601,872)	(13,117)	(879,882)	(5,266)
Accumulated contract revenue		27,327,640	215,015	32,023,712	123,064

(b)	Details of due from customers for contract work and due to customers for contract work as of June 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	June 30, 2023			December 31, 2022
	Construction segment		Others	Construction segment	Others
Due from customers for contract work	~~W~~	1,645,588	120,537	1,321,160	86,118
Due to customers for contract work		(645,435)	(72,646)	(674,697)	(86,696)

	~~W~~	1,000,153	47,891	646,463	(578)

(c)	Details of the provisions of construction loss as of June 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	June 30, 2023		December 31, 2022
Construction segment	~~W~~	43,779	66,124
Others		5,949	11,342

	~~W~~	49,728	77,466

(d)

Due to the factors causing the variation of costs for the six-month period ended June 30, 2023, the estimated total contract costs have changed. Details of changes in estimated total contract costs and the impact on profit before income tax for the six-month period ended June 30, 2023 and future periods are as follows:

(in millions of Won)				Changes in profit (loss) of contract
	Changes in total		Changes in estimated
	contract revenues		total contract costs	Net income	Future income (loss)	Total
Construction segment	~~W~~	331,255	399,252	(50,233)	(17,764)	(67,997)
Others		4,541	2,292	1,456	793	2,249

	~~W~~	335,796	401,544	(48,777)	(16,971)	(65,748)

The effect on current and future profit is calculated based on the total estimated contract costs based on situations that occurred from the commencement date of the contract to June 30, 2023 and the total contract revenue as of June 30, 2023.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

(e)	Uncertainty of estimates

1)	Total contract revenues

Total contract revenues are initially measured based on contractual amount agreed upon. However, the actual contract revenues may increase due to additional work, claims and incentive payments, or decrease due to penalties in case of delayed completion caused by the Company’s fault. Therefore, the measurement of contract revenues is subject to uncertainty resulting from the possibility of future events.

2)	Total contract costs

Contract revenues are recognized based on the percentage-of-completion method, which is determined based on the total amount of costs incurred to date. The total contract costs are estimated based on projections of future costs, including material costs, labor costs, outsourcing costs, among other factors. There is uncertainty associated with estimating future contract costs due to a variety of internal and external factors, including market fluctuations, risks associated with business partners and past experience of project performance, among others. The significant assumptions including uncertainty of the estimate of total contract costs are as follows:

Method of significant assumption
Material cost	Assumption based on recent purchasing price and quoted market price
Labor cost	Assumption based on standard monthly and daily labor cost
Outsourcing cost	Assumption based on the past experience rate of similar project and market price

Management reviews the assumptions used in estimated contract costs at each reporting period end and adjusts them, if necessary.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

28. Selling and Administrative Expenses

(a)	Other administrative expenses

Other administrative expenses for the three-month and six-month periods ended June 30, 2023 and 2022 were as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2023		2022	2023	2022
Wages and salaries	~~W~~	263,855	233,350	548,629	497,267
Expenses related to post-employment benefits		21,299	16,613	47,923	40,059
Other employee benefits		66,845	54,160	129,453	118,671
Travel		11,355	10,108	20,882	15,641
Depreciation		37,061	34,791	75,926	71,177
Amortization		23,454	22,742	45,977	45,577
Communication		2,662	2,230	5,362	5,047
Electricity		3,013	2,527	5,807	4,920
Taxes and public dues		39,186	31,136	54,368	55,377
Rental		15,296	9,766	26,614	20,083
Repairs		4,673	3,824	7,249	6,268
Entertainment		3,390	3,021	7,324	6,050
Advertising		24,296	26,468	45,373	52,535
Research & development		39,793	37,594	75,937	71,159
Service fees		58,970	64,785	95,571	109,429
Vehicles maintenance		2,074	1,523	3,996	2,838
Industry association fee		4,344	2,862	7,741	6,543
Conference		4,543	5,437	9,748	9,247
Others		17,288	16,989	31,515	31,063

	~~W~~	643,397	579,926	1,245,395	1,168,951

(b)	Selling expenses

Selling expenses for the three-month and six-month periods ended June 30, 2023 and 2022 were as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2023		2022	2023	2022
Freight and custody expenses	~~W~~	9,366	13,596	25,209	39,912
Operating expenses for distribution center		2,329	541	3,068	1,098
Sales commissions		18,299	10,793	40,720	33,711
Sales advertising		405	525	1,143	827
Sales promotion		3,660	2,675	6,914	4,222
Sample		496	446	994	953
Sales insurance premium		7,810	9,759	16,358	19,935
Contract cost		11,672	14,070	19,003	25,013
Others		2,510	3,452	6,443	6,357

	~~W~~	56,547	55,857	119,852	132,028

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

29. Finance Income and Costs

Details of finance income and costs for the three-month and six-month periods ended June 30, 2023 and 2022 were as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2023		2022	2023	2022
Finance income
Interest income(*1)	~~W~~	121,745	117,737	226,036	227,542
Dividend income		12,314	25,741	29,440	32,226
Gain on foreign currency transactions		434,308	549,833	914,686	821,586
Gain on foreign currency translations		161,391	274,023	494,547	450,160
Gain on derivatives transactions		80,544	194,470	138,895	321,983
Gain on valuations of derivatives		46,275	328,389	315,213	470,854
Gain on disposals of financial assets at fair value through profit of loss		56,196	1,484	143,119	4,168
Gain on valuations of financial assets at fair value through profit or loss		61,734	1,147	390,197	1,147
Gain on valuation of financial liabilities at fair value through profit of loss		—	86,018	—	100,396
Others		2,752	2,694	8,676	8,659

	~~W~~	977,259	1,581,536	2,660,809	2,438,721

Finance costs
Interest expenses	~~W~~	256,385	129,390	500,945	235,411
Loss on foreign currency transactions		391,288	578,723	827,666	827,106
Loss on foreign currency translations		301,274	529,990	915,935	792,420
Loss on derivatives transactions		98,913	216,703	180,100	434,822
Loss on valuation of derivatives		(18,259)	23,503	57,453	146,582
Loss on disposal of trade accounts and notes receivable		22,533	14,752	41,236	21,805
Loss on disposals of financial assets at fair value through profit of loss		3,299	1,239	9,435	1,837
Loss on valuations of financial assets at fair value through profit or loss		30,497	28,282	42,037	34,809
Loss on valuation of financial liabilities at fair value through profit of loss		47,672	—	120,304	—
Others		5,033	8,545	16,366	38,320

	~~W~~	1,138,635	1,531,127	2,711,477	2,533,112

(*1)	Interest income calculated using the effective interest method for the six-month periods ended June 30, 2023 and 2022 were ~~W~~222,520 million and ~~W~~107,521 million, respectively.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

30. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month and six-month periods ended June 30, 2023 and 2022 were as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2023		2022	2023	2022
Other non-operating income
Gain on disposals of assets held for sale	~~W~~	—	54,475	—	54,532
Gain on disposals of investments in subsidiaries, associates and joint ventures(*1)		188	6,707	184,844	11,912
Gain on disposals of property, plant and equipment		3,213	3,922	5,499	13,760
Gain on valuation of firm commitment		(2,974)	35,498	5,562	174,766
Reversal of other provisions		1,456	751	9,758	3,026
Premium income		1,649	898	8,930	1,610
Gain on bargain purchase(*1)		—	—	32,965	—
Gain on disposals of emission rights		24,059	—	24,059	—
Others		8,043	16,472	40,778	37,122

	~~W~~	35,634	118,723	312,395	296,728

Other non-operating expenses
Loss on disposals of assets held for sale(*2)	~~W~~	—	—	102,470	—
Loss on disposals of investments in subsidiaries, associates and joint ventures		17	—	4,401	—
Loss on disposals of property, plant and equipment		48,979	47,134	67,666	65,101
Impairment loss on property, plant and equipment		143,257	—	143,257	3
Impariment loss on intangible assets		4,772	196	4,772	200
Loss on valuation of firm commitment		13,392	56,888	22,270	88,326
Idle tangible asset expenses		5,916	5,352	12,283	10,196
Increase to provisions		5,274	4,637	6,545	5,746
Donations		3,825	1,127	32,632	13,581
Others		9,976	9,622	36,330	16,227

	~~W~~	235,408	124,956	432,626	199,380

(*1)

During the six-month period ended June 30, 2023, QSONE Co., Ltd., which had been previously classified as an investment in associates was reclassified as investments in subsidiaries. As a result, the Company recognized ~~W~~184,556 million of gain on disposals of investment in associates and ~~W~~32,965 million of gain on bargain purchase.

(*2)

During the six-month period ended June 30, 2023, the Company dispose of CSP - Compania Siderurgica do Pecem, which was classified as assets held for sale during the period ended December 31, 2022, and recognized ~~W~~102,470 million of loss on disposals of assets held for sale.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

31. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses, impairment loss on other receivables and other non-operating expenses in the statements of comprehensive income for the three-month and six-month periods ended June 30, 2023 and 2022 were as follows (excluding finance costs and income tax expense):

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2023		2022	2023	2022
Raw material used, changes in inventories and others	~~W~~	12,834,073	15,003,738	25,413,705	27,781,785
Employee benefits expenses		1,071,420	1,002,003	2,137,186	1,987,315
Outsourced processing cost		2,565,434	2,285,127	4,984,856	4,236,856
Electricity and water expenses		289,789	242,194	564,669	482,954
Depreciation(*1)		815,743	786,128	1,645,824	1,571,178
Amortization		119,686	122,738	242,477	226,033
Freight and custody expenses		571,234	842,264	1,085,533	1,505,821
Sales commissions		18,299	10,793	40,720	33,711
Loss on disposal of property, plant and equipment		48,979	47,134	67,666	65,101
Impairment loss on property, plant and equipment		143,257	—	143,257	3
Impariment loss on intangible assets		4,772	196	4,772	200
Donations		3,825	1,127	32,632	13,581
Other expenses		548,564	694,152	1,551,796	2,290,870

	~~W~~	19,035,075	21,037,594	37,915,093	40,195,408

(*1)	Includes depreciation expense of investment property.

32. Income Taxes

The effective tax rates of the Company for the six-month periods ended June 30, 2023 and 2022 were 20.43% and 22.82%, respectively.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

33. Earnings per Share

(a)	Basic earnings per share for the three-month and six-month periods ended June 30, 2023 and 2022 were as follows:

(in Won, except per share information)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2023		2022	2023	2022
Profit attributable to controlling interest	~~W~~	689,732,922,913	1,588,430,453,065	1,416,152,245,557	3,300,041,774,640
Interests of hybrid bonds, net of tax		—	—	—	(1,078,164,383)
Weighted-average number of common shares outstanding(*1)		75,876,207	75,849,177	75,862,767	75,779,995

Basic earnings per share	~~W~~	9,090	20,942	18,667	43,533

(*1)	The weighted-average number of common shares used to calculate basic earnings per share are as follows:

(Shares)	For the three-month periods ended June 30		For the six-month periods ended June 30
	2023	2022	2023	2022
Total number of common shares issued	84,571,230	87,186,835	84,571,230	87,186,835
Weighted-average number of treasury shares	(8,695,023)	(11,337,658)	(8,708,463)	(11,406,840)

Weighted-average number of common shares outstanding	75,876,207	75,849,177	75,862,767	75,779,995

(b)

The Company has potentially issuable common shares due to its exchangeable bonds as of June 30, 2023 and 2022 and Stock Grant program as of June 30, 2023. Diluted earnings (loss) per share is equal to basic earnings per share for the three-month and six-month periods ended June 30, 2023 due to anti-dilutive effect. Meanwhile, diluted earnings (loss) per share for the three-month and six-month periods ended June 30, 2022 were as follows:

(in Won, except share information)	For the three-month period ended June 30, 2022		For the six-month period ended June 30, 2022
Profit attributable to controlling interest	~~W~~	1,588,430,453,065	3,300,041,774,640
Interests of hybrid bonds, net of tax		—	(1,078,164,383)
Loss from exchange rate on and revaluation of exchangeable bonds		(63,561,697,501)	(67,241,564,423)
Adjusted weighted-average number of common shares(*1)		78,924,274	78,833,968
Diluted earnings per share	~~W~~	19,321	40,994

(*1)	The weighted-average number of common shares used to calculate diluted earnings per share are as follows:

(shares)	For the three-month period ended June 30, 2022	For the six-month period ended June 30, 2022
Weighted-average number of common shares outstanding	75,849,177	75,779,995
Weighted-average number of potential common shares	3,075,097	3,053,973

Adjusted weighted-average number of common shares	78,924,274	78,833,968

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

34. Related Party Transactions

(a)	Significant transactions between the controlling company and related companies for the six-month periods ended June 30, 2023 and 2022 were as follows:

1)	For the six-month period ended June 30, 2023

(in millions of Won)	Sales and others(*1)				Purchase and others
	Sales		Dividends	Others	Purchase of fixed assets	Others
Subsidiaries(*2)
POSCO	~~W~~	79,246	325,043	—	—	7,275
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO., LTD.)		4,319	11,037	440	1,777	3,710
POSCO STEELEON CO., Ltd		934	—	—	—	43
POSCO DX(formerly, POSCO ICT)		1,647	7,455	—	1,799	3,694
eNtoB Corporation		—	—	40	26	463
POSCO FUTURE M CO., LTD. (formerly, POSCO CHEMICAL CO., LTD)		1,778	13,878	—	—	—
POSCO MOBILITY SOLUTION		510	—	55	—	—
POSCO INTERNATIONAL Corporation		5,153	77,616	—	—	32
POSCO Maharashtra Steel Private Limited		692	—	266	—	—
POSCO ASSAN TST STEEL INDUSTRY		17	—	285	—	—
Others		5,853	6,021	3,355	857	18,303

		100,149	441,050	4,441	4,459	33,520

Associates and joint ventures(*2)
SNNC		563	—	55	—	—
Roy Hill Holdings Pty Ltd		—	136,939	—	—	—
Others		172	43,672	3,813	—	90

		735	180,611	3,868	—	90

	~~W~~	100,884	621,661	8,309	4,459	33,610

(*1)	Sales and others mainly consist of trademark usage income, rental income, and dividend income to subsidiaries, associates and joint ventures.
(*2)	As of June 30, 2023, the Company provided guarantees to related companies (Note 35).

2)	For the six-month period ended June 30, 2022

(in millions of Won)	Sales and others(*1)				Purchase and others(*2)
	Sales		Dividends	Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO	~~W~~	8,167	—	—	—	—	—	567
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO., LTD.)		2,365	16,555	7	—	85,302	—	10,282
POSCO STEELEON CO., Ltd		131,991	—	215	—	—	7,656	6
POSCO DX(formerly, POSCO ICT)(*3)		496	4,970	18	—	38,091	10,190	32,403
eNtoB Corporation		2	24	—	60,649	9,698	32	3,207
POSCO FUTURE M CO., LTD. (formerly, POSCO CHEMICAL CO., LTD)		81,504	13,878	44	84,301	4,757	56,325	908
POSCO ENERGY CO., LTD.		762	—	—	6,682	—	—	3,925
POSCO MOBILITY SOLUTION		175,955	—	—	—	—	8,802	28
POSCO INTERNATIONAL Corporation		2,099,890	62,093	—	244,230	—	768	1,049
POSCO Thainox Public Company Limited		49,085	22,372	—	—	—	—	1
POSCO Canada Ltd.		—	—	139	77,703	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		32,534	—	—	—	—	—	—
POSCO JAPAN Co., Ltd.		28,790	—	—	835	—	—	16
POSCO-VIETNAM Co., Ltd.		44,617	—	283	—	—	—	—
POSCO MEXICO S.A. DE C.V.		102,635	—	203	—	—	—	—
POSCO Maharashtra Steel Private Limited		171,287	—	284	—	—	—	120
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		42,320	—	—	—	—	—	15
POSCO VST CO., LTD.		28,212	—	—	—	—	—	—
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	—	417	380,061	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		47,180	—	268	—	—	—	8
Others		194,327	1,716	3,527	61,471	13,042	53,139	205,528

		3,242,119	121,608	5,405	915,932	150,890	136,912	258,063

Associates and joint ventures
SNNC		3,129	5,348	8	148,239	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		25,614	—	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	125,984	—	210,455	—	—	—
Others		77,244	32,440	8,041	16,485	—	—	301

		105,987	163,772	8,049	375,179	—	—	301

	~~W~~	3,348,106	285,380	13,454	1,291,111	150,890	136,912	258,364

(*1)	Sales and others mainly consist of sales of steel products (before spin-off), trademark usage income, rental income and dividend income to subsidiaries, associates and joint ventures.
(*2)	Purchase and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

(*3)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.

(b)	Significant transactions between the controlling company and related companies for the three-month periods ended June 30, 2023 and 2022 were as follows:

1)	For the three-month period ended June 30, 2023

(in millions of Won)	Sales and others				Purchase and others
	Sales		Dividends	Others	Purchase of fixed assets	Others
Subsidiaries
POSCO	~~W~~	47,850	—	—	—	1,622
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO., LTD.)		2,228	—	440	1,690	2,874
POSCO STEELEON CO., Ltd		406	—	—	—	20
POSCO DX(formerly, POSCO ICT)		996	—	—	770	1,877
eNtoB Corporation		—	—	40	26	278
POSCO FUTURE M CO., LTD. (formerly, POSCO CHEMICAL CO., LTD)		604	—	—	—	—
POSCO MOBILITY SOLUTION		287	—	55	—	—
POSCO INTERNATIONAL Corporation		2,642	—	—	—	32
POSCO Maharashtra Steel Private Limited		692	—	120	—	—
POSCO ASSAN TST STEEL INDUSTRY		17	—	143	—	—
Others		3,376	895	1,936	755	11,143

		59,098	895	2,734	3,241	17,846

Associates and joint ventures
SNNC		522	—	55	—	—
Roy Hill Holdings Pty Ltd		—	104,496	—	—	—
Others		124	36,471	99	—	—

		646	140,967	154	—	—

	~~W~~	59,744	141,862	2,888	3,241	17,846

2)	For the three-month period ended June 30, 2022

(in millions of Won)	Sales and others				Purchase and others
	Sales		Dividends	Others	Purchase of fixed assets	Others
Subsidiaries
POSCO	~~W~~	6,700	—	—	—	564
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO., LTD.)		860	—	—	—	571
POSCO STEELEON CO., Ltd		479	—	—	—	—
POSCO DX(formerly, POSCO ICT)		160	—	—	13,976	—
eNtoB Corporation		—	—	—	—	10
POSCO FUTURE M CO., LTD. (formerly, POSCO CHEMICAL CO., LTD)		922	—	—	—	—
POSCO MOBILITY SOLUTION		217	—	—	—	—
POSCO INTERNATIONAL Corporation		433	—	—	—	—
POSCO Thainox Public Company Limited		406	22,372	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		111	—	—	—	—
POSCO-VIETNAM Co., Ltd.		848	—	230	—	—
POSCO MEXICO S.A. DE C.V.		207	—	187	—	—
POSCO Maharashtra Steel Private Limited		616	—	218	—	—
POSCO VST CO., LTD.		306	—	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		162	—	208	—	—
Others		4,754	753	2,353	—	6,044

		17,181	23,125	3,196	13,976	7,189

Associates and joint ventures
SNNC		7	—	—	—	—
Roy Hill Holdings Pty Ltd		—	35,596	—	—	—
Others		521	23,823	4,668	—	—

		528	59,419	4,668	—	—

	~~W~~	17,709	82,544	7,864	13,976	7,189

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

(c)	The related account balances of significant transactions between the controlling company and related companies as of June 30, 2023 and December 31, 2022 are as follows:

1)	June 30, 2023

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Accounts payable	Others	Total
Subsidiaries
POSCO	~~W~~	57,428	6,048	63,476	—	21,071	21,071
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO., LTD.)		4,227	534	4,761	—	1,857	1,857
POSCO STEELEON CO., Ltd		621	—	621	8	—	8
POSCO DX(formerly, POSCO ICT)		638	12	650	759	1,509	2,268
eNtoB Corporation		—	—	—	71	—	71
POSCO FUTURE M CO., LTD. (formerly, POSCO CHEMICAL CO., LTD)		7,545	28	7,573	—	751	751
POSCO MOBILITY SOLUTION		457	—	457	—	—	—
POSCO INTERNATIONAL Corporation		3,348	22	3,370	—	2,499	2,499
POSCO Maharashtra Steel Private Limited		—	419	419	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		—	531	531	—	—	—
PT. KRAKATAU POSCO		—	8,329	8,329	—	—	—
Others		2,655	6,369	9,024	2,809	3,933	6,742

		76,919	22,292	99,211	3,647	31,620	35,267

Associates and joint ventures
SNNC		267	—	267	—	—	—
Roy Hill Holdings Pty Ltd		104,496	—	104,496	—	—	—
FQM Australia Holdings Pty Ltd(*1)		—	218,900	218,900	—	—	—
Others		18,338	575	18,913	—	—	—

		123,101	219,475	342,576	—	—	—

	~~W~~	200,020	241,767	441,787	3,647	31,620	35,267

(*1)

FQM Australia Holdings Pty Ltd’s other receivable consists of long-term loans. During the six-month period ended June 30, 2023, the Company provided additional loan to its associates by ~~W~~6,448 million.

2)	December 31, 2022

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Accounts payable	Others	Total
Subsidiaries
POSCO	~~W~~	75,343	6,600	81,943	5,678	14,663	20,341
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO., LTD.)		3,808	660	4,468	—	—	—
POSCO STEELEON CO., Ltd		818	—	818	—	—	—
POSCO DX(formerly, POSCO ICT)		687	—	687	859	705	1,564
POSCO FUTURE M CO., LTD. (formerly, POSCO CHEMICAL CO., LTD)		8,550	—	8,550	—	5,086	5,086
POSCO MOBILITY SOLUTION		489	—	489	—	—	—
POSCO INTERNATIONAL Corporation		2,002	—	2,002	—	502	502
Qingdao Pohang Stainless Steel Co., Ltd.		—	—	—	122	—	122
POSCO Maharashtra Steel Private Limited		—	466	466	486	—	486
POSCO ASSAN TST STEEL INDUSTRY		—	513	513	104	—	104
PT. KRAKATAU POSCO		—	8,967	8,967	391	—	391
Others		5,318	6,080	11,398	11,874	4,928	16,802

		97,015	23,286	120,301	19,514	25,884	45,398

Associates and joint ventures
SNNC		94	—	94	—	—	—
Roy Hill Holdings Pty Ltd		23,400	—	23,400	—	—	—
FQM Australia Holdings Pty Ltd(*1)		—	202,562	202,562	—	—	—
Others		190	761	951	74	—	74

		23,684	203,323	227,007	74	—	74

	~~W~~	120,699	226,609	347,308	19,588	25,884	45,472

(*1)	FQM Australia Holdings Pty Ltd’s other receivable consists of long-term loans. During the year ended December 31, 2022, the Company provided additional loan to its associates by ~~W~~12,116 million.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

(d)	Significant transactions between the Company, excluding the controlling company, and related companies for the six-month periods ended June 30, 2023 and 2022 were as follows:

1)	For the six-month period ended June 30, 2023

(in millions of Won)	Sales and others				Purchase and others
	Sales		Dividends	Others	Purchase of material	Others
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	99,953	—	—	—	220
SNNC		88,115	—	32	303,301	1,317
Noeul Green Energy Co., Ltd.		6,499	—	—	—	1,182
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		7,505	—	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		20,125	—	—	74	—
South-East Asia Gas Pipeline Company Ltd.		—	40,971	—	—	—
POSCO MC MATERIALS (formerly, POSCO MITSUBISHI CARBON TECHNOLOGY)		48,071	—	—	3,787	75
Samcheok Blue Power Co., Ltd.		291,044	4,996	—	—	—
Pocheon-Hwado Highway Corp.		47,879	—	—	—	—
Roy Hill Holdings Pty Ltd		—	34,235	—	838,883	—
UITrans LRT Co., Ltd.		206	—	—	—	—
Others		238,077	57,100	1,708	257,416	55,545

	~~W~~	847,474	137,302	1,740	1,403,461	58,339

2)	For the six-month period ended June 30, 2022

(in millions of Won)	Sales and others				Purchase and others
	Sales		Dividends	Others	Purchase of material	Others
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	145,929	—	—	—	93
SNNC		77,471	—	88	318,036	715
Noeul Green Energy Co., Ltd.		5,376	—	—	—	771
CSP - Compania Siderurgica do Pecem(*2)		4,089	—	—	89,269	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd(*1)		17,824	—	—	24,190	—
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		6,970	—	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		18,978	—	—	93	—
South-East Asia Gas Pipeline Company Ltd.		—	—	2,100	—	1,205
POSCO MC MATERIALS (formerly, POSCO MITSUBISHI CARBON TECHNOLOGY)		58,049	24,000	—	2,270	159
Samcheok Blue Power Co., Ltd.		238,689	2,416	26	—	—
Pocheon-Hwado Highway Corp.		39,679	—	—	—	—
Roy Hill Holdings Pty Ltd		—	22,597	—	435,356	—
UITrans LRT Co., Ltd.		142	—	—	1,359	—
Others		255,343	67,625	1,794	256,163	62,808

	~~W~~	868,539	116,638	4,008	1,126,736	65,751

(*1)	Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd was excluded from associates due to the sale of its shares during the year ended December 31, 2022.
(*2)	CSP - Compania Siderurgica do Pecem was excluded from joint ventures due to the sale of its shares during the six-month period ended June 30, 2023.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

(e)	Significant transactions between the Company, excluding the controlling company, and related companies for the three-month periods ended June 30, 2023 and 2022 were as follows:

1)	For the three-month period ended June 30, 2023

(in millions of Won)	Sales and others				Purchase and others
	Sales		Dividends	Others	Purchase of material	Others
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	51,553	—	—	—	101
SNNC		42,972	—	29	152,265	446
Noeul Green Energy Co., Ltd.		6,421	—	—	—	546
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		2,259	—	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		9,705	—	—	—	—
South-East Asia Gas Pipeline Company Ltd.		—	34,564	—	—	—
POSCO MC MATERIALS (formerly, POSCO MITSUBISHI CARBON TECHNOLOGY)		24,366	—	—	1,567	—
Samcheok Blue Power Co., Ltd.		144,969	2,498	—	—	—
Pocheon-Hwado Highway Corp.		29,655	—	—	—	—
Roy Hill Holdings Pty Ltd		—	26,124	—	352,780	—
UITrans LRT Co., Ltd.		59	—	—	—	—
Others		153,128	34,535	853	136,184	29,817

	~~W~~	465,087	97,721	882	642,796	30,910

2)	For the three-month period ended June 30, 2022

(in millions of Won)	Sales and others				Purchase and others
	Sales		Dividends	Others	Purchase of material	Others
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	81,462	—	—	—	69
SNNC		46,149	—	83	255,497	—
Noeul Green Energy Co., Ltd.		3,801	—	—	—	355
CSP - Compania Siderurgica do Pecem		12	—	—	39,908	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		8,642	—	—	11,528	—
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		4,566	—	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		10,306	—	—	—	—
South-East Asia Gas Pipeline Company Ltd.		—	—	2,100	—	—
POSCO MC MATERIALS (formerly, POSCO MITSUBISHI CARBON TECHNOLOGY)		34,706	—	—	967	3
Samcheok Blue Power Co., Ltd.		143,239	—	—	—	—
Pocheon-Hwado Highway Corp.		25,203	—	—	—	—
UITrans LRT Co., Ltd.		142	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	—	292,562	—
Others		142,785	33,494	70	162,642	56,181

	~~W~~	501,013	33,494	2,253	763,104	56,608

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

(f)	The related account balances from significant transactions between the Company, excluding the controlling company, and related companies as of June 30, 2023 and December 31, 2022 are as follows:

1)	June 30, 2023

(in millions of Won)	Receivables					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	19,897	—	800	20,697	—	41,961	41,961
Samcheok Blue Power Co., Ltd.		195,878	—	298	196,176	—	16,118	16,118
Nickel Mining Company SAS		—	66,539	374	66,913	—	358	358
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		11,220	—	—	11,220	—	—	—
POSCO MC MATERIALS (formerly, POSCO MITSUBISHI CARBON TECHNOLOGY)		9,652	—	175	9,827	897	2	899
Pocheon-Hwado Highway Corp.		19,531	—	—	19,531	—	—	—
UITrans LRT Co., Ltd.		—	41,509	71	41,580	—	1,793	1,793
Roy Hill Holdings Pty Ltd		—	—	26,070	26,070	513,318	3,570	516,888
SNNC		22,716	—	78	22,794	31,685	192	31,877
POSCO(Guangdong) Automotive Steel Co., Ltd.		40,545	—	—	40,545	26,948	9,426	36,374
Others		29,545	183,703	133,907	347,155	8,537	23,080	31,617

	~~W~~	348,984	291,751	161,773	802,508	581,385	96,500	677,885

2)	December 31, 2022

(in millions of Won)	Receivables					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes receivable	Others	Total
Associates and joint ventures
New Songdo International City Development, LLC	~~W~~	63,413	—	16,858	80,271	—	39,664	39,664
Chuncheon Energy Co., Ltd.		—	—	—	—	—	50	50
Samcheok Blue Power Co., Ltd.		107,119	—	—	107,119	—	18,224	18,224
Nickel Mining Company SAS		—	63,024	263	63,287	—	358	358
CSP - Compania Siderurgica do Pecem		3	—	—	3	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		7,096	—	—	7,096	—	—	—
POSCO MC MATERIALS (formerly, POSCO MITSUBISHI CARBON TECHNOLOGY)		12,589	—	52	12,641	1,198	4	1,202
Pocheon-Hwado Highway Corp.		16,297	—	—	16,297	—	—	—
UITrans LRT Co., Ltd.		—	36,510	—	36,510	—	1,999	1,999
Roy Hill Holdings Pty Ltd		—	—	7,110	7,110	571,084	—	571,084
SNNC		7,827	—	51	7,878	44,124	198	44,322
POSCO(Guangdong) Automotive Steel Co., Ltd.		—	35,131	—	35,131	—	—	—
Others		98,920	185,022	112,538	396,480	54,708	25,241	79,949

	~~W~~	313,264	319,687	136,872	769,823	671,114	85,738	756,852

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

(g)

Significant financial transactions between the Company, excluding the controlling company, and related companies for the six-month period ended June 30, 2023 and the year ended December 31, 2022 were as follows:

1)	June 30, 2023

(in millions of Won)	Beginning		Lend	Collect	Others(*1)	Ending
Associates and joint ventures
UITrans LRT Co., Ltd.	~~W~~	36,510	4,999	—	—	41,509
PT. Tanggamus Electric Power		5,014	—	—	(100)	4,914
PT. Wampu Electric Power		3,988	—	—	143	4,131
Nickel Mining Company SAS		63,024	—	—	3,515	66,539
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		3,802	—	(1,323)	147	2,626
POS-SeAH Steel Wire (Thailand) Co., Ltd.		7,604	—	—	273	7,877
AMCI (WA) PTY LTD		104,281	2,574	—	(155)	106,700
POS-AUSTEM YANTAI AUTOMOTIVE CO.,LTD		10,138	—	—	364	10,502
Hyo-chun Co., Ltd.		2,382	—	—	—	2,382
POS-AUSTEM Suzhou Automotive Co., Ltd		12,673	—	(6,477)	368	6,564
FQM Australia Holdings Pty Ltd		35,040	1,266	—	434	36,740
POHANG E&E Co. , LTD		100	1,167	—	—	1,267
POSCO(Guangdong) Automotive Steel Co., Ltd.		35,131	—	(35,131)	—	—

	~~W~~	319,687	10,006	(42,931)	4,989	291,751

(*1)	Includes adjustments of foreign currency translation differences and others.

2)	December 31, 2022

(in millions of Won)	Beginning		Lend	Collect	Others(*1)	Ending
Associates and jointventures
UITrans LRT Co., Ltd.	~~W~~	29,099	7,460	(5)	(44)	36,510
South-East Asia Gas Pipeline Company Ltd.		47,423	—	(45,639)	(1,784)	—
PT. Tanggamus Electric Power		4,690	—	—	324	5,014
PT. Wampu Electric Power		5,651	—	(1,876)	213	3,988
PT. POSMI Steel Indonesia		2,371	—	(2,371)	—	—
Nickel Mining Company SAS		62,611	—	—	413	63,024
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		4,742	—	(1,264)	324	3,802
POS-SeAH Steel Wire (Thailand) Co., Ltd.		7,113	—	—	491	7,604
AMCI (WA) PTY LTD		91,665	6,975	—	5,641	104,281
POS-AUSTEM YANTAI AUTOMOTIVE CO.,LTD		5,928	—	(6,548)	620	—
POS-AUSTEM WUHAN AUTOMOTIVE CO.,LTD		9,484	—	—	654	10,138
Hyo-chun Co., Ltd.		2,382	—	—	—	2,382
POS-AUSTEM Suzhou Automotive Co., Ltd		17,783	—	(6,069)	959	12,673
FQM Australia Holdings Pty Ltd		27,227	7,935	—	(122)	35,040
POHANG E&E Co. , LTD		—	100	—	—	100
POSCO(Guangdong) Automotive Steel Co., Ltd.		—	35,131	—	—	35,131

	~~W~~	318,169	57,601	(63,772)	7,689	319,687

(*1)	Includes adjustments of foreign currency translation differences and others.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

(h)	For the six-month periods ended June 30, 2023 and 2022, details of compensation to key management officers were as follows:

(in millions of Won)	June 30, 2023		June 30, 2022
Short-term benefits	~~W~~	92,034	99,312
Long-term benefits		4,524	4,580
Retirement benefits		18,602	13,022

	~~W~~	115,160	116,914

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influences and responsibilities in the Company’s business and operations.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

35. Commitments and Contingencies

(a)	Details of guarantees

1)	Contingent liabilities on outstanding guarantees provided by the Company as of June 30, 2023 are as follows:

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
[The Company]
POSCO HOLDINGS INC.	POSCO Asia Co., Ltd.	Credit Agricole and others	USD	205,000,000	269,124	—	—
	POSCO Maharashtra Steel Private Limited	SMBC and others	USD	139,784,000	183,508	79,784,000	104,741
	PT. KRAKATAU POSCO	Export-Import Bank of Korea and others	USD	2,188,300,000	2,872,801	1,186,870,143	1,558,122
	POSCO ASSAN TST STEEL INDUSTRY	SOCIETE GENERALE and others	USD	131,874,750	173,126	131,874,750	173,126
	POSCO Argentina S.A.U.	HSBC and others	USD	411,900,000	540,744	111,000,002	145,720
POSCO	POSCO MEXICO S.A. DE C.V.	BOA and others	USD	60,000,000	78,768	60,000,000	78,768
	POSCO-VIETNAM Co., Ltd.	SMBC and others	USD	156,000,000	204,797	110,000,000	144,408
	POSCO COATED STEEL (THAILAND) CO., LTD.	SMBC and others	THB	4,800,000,000	176,832	4,800,000,000	176,832
POSCO INTERNATIONAL Corporation	POSCO INTERNATIONAL GLOBAL DEVELOPMENT PTE. LTD.	Export-Import Bank of Korea and others	USD	180,000,000	236,304	150,000,000	196,920
	POSCO INTERNATIONAL POWER (PNGLAE) LIMITED	KDB bank	USD	20,880,000	27,411	17,400,000	22,843
	GOLDEN LACE POSCO INTERNATIONAL CO., LTD.	Shinhan Bank and others	USD	13,200,000	17,329	11,000,000	14,441
	PT. Bio Inti Agrindo	BTPN and others	IDR	1,250,510,000,000	109,545	1,178,510,000,000	103,237
	POSCO ASSAN TST STEEL INDUSTRY	ING	USD	14,652,750	19,236	14,652,750	19,236
	POSCO INTERNATIONAL Deutschland GmbH	Bank Mendes Gans Amsterdam	USD	50,000,000	65,640	19,688,400	25,847
	POSCO INTERNATIONAL AMERICA Corp.					15,386,465	20,199
	POSCO INTERNATIONAL JAPAN Corp.					6,944,721	9,117
	POSCO INTERNATIONAL SINGAPORE Pte. Ltd.					—	—
	POSCO INTERNATIONAL Malaysia SDN BHD					—	—
	POSCO INTERNATIONAL Italia S.R.L.					—	—
	POSCO INTERNATIONAL MEXICO S.A. de C.V.					—	—
	GRAIN TERMINAL HOLDING PTE. LTD.	Export-Import Bank of Korea and others	USD	27,000,000	35,446	27,000,000	35,446
	POSCO INTERNATIONAL E&P MALAYSIA SDN. BHD.	SC MALAYSIA	USD	6,000,000	7,877	6,000,000	7,877
	PT. KRAKATAU POSCO ENERGY	POSCO Asia Co., Ltd. and others	USD	88,903,407	116,712	59,151,987	77,655
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)	POSCO E&C Vietnam Co., Ltd.	POSCO Asia Co., Ltd. and others	USD	36,000,000	47,261	33,000,000	43,322
	PT. POSCO E&C INDONESIA	POSCO Asia Co., Ltd. and others	USD	25,900,000	34,002	25,900,000	34,002
POSCO STEELEON CO.,LTD.	Myanmar POSCO C&C Company, Limited.	POSCO Asia Co., Ltd.	USD	13,986,947	18,362	11,952,170	15,691
[Associates and joint ventures]
POSCO HOLDINGS INC.	Nickel Mining Company SAS	SMBC	EUR	46,000,000	65,621	46,000,000	65,621
POSCO	LLP POSUK Titanium	SMBC	USD	13,500,000	17,723	13,250,000	17,395
POSCO INTERNATIONAL Corporation	GLOBAL KOMSCO Daewoo LLC	Hana Bank	USD	6,650,000	8,730	6,300,000	8,271
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)	Chun-cheon Energy Co., Ltd	Kookmin Bank and others	KRW	149,200	149,200	143,110	143,110
[Others]
POSCO INTERNATIONAL Corporation	SHERRITT INTERNATIONAL CORP.	Export-Import Bank of Korea	USD	48,818,182	64,089	7,429,145	9,753
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)	Busan Sanseong Tunnel and others	Balhae Infrastructure Fund and others	KRW	1,713,217	1,713,217	627,340	627,340
POSCO DX(formerly, POSCO ICT)	Busan Sanseong Tunnel	Kookmin Bank	KRW	7,621	7,621	6,394	6,394
POSCO WIDE Co., Ltd. (formerly, POSCO O&M Co., Ltd.)	Korea Electric Power Corporation and others	Seoul Guarantee Insurance	KRW	4,466	4,466	4,466	4,466
POSCO AUSTRALIA PTY LTD	Department of Trade and Investment (NSW Government) and others	Woori Bank and others	AUD	16,754,695	14,560	16,754,695	14,560
PT. Bio lnti Agrindo	KSU Mandob	Bank Muamalat	IDR	80,000,000,000	7,008	80,000,000,000	7,008
POSCO Maharashtra Steel Private Limited	Gail India and others	HSBC and others	INR	1,066,443,860	17,063	1,066,443,860	17,063

			USD	3,838,350,036	5,038,990	2,104,584,533	2,762,900
			KRW	1,874,504	1,874,504	781,310	781,310
			IDR	1,330,510,000,000	116,553	1,258,510,000,000	110,245
			INR	1,066,443,860	17,063	1,066,443,860	17,063
			THB	4,800,000,000	176,832	4,800,000,000	176,832
			EUR	46,000,000	65,621	46,000,000	65,621
			AUD	16,754,695	14,560	16,754,695	14,560

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

2)	Contingent liabilities on debt acquisition, financial support agreement provided by the Company as of June 30, 2023 are as follows:

(in millions of Won)			Agreed amount			Executed amount
Provider	Recipient	Lender	Foreign currency		Won equivalent	Foreign currency	Won equivalent
[The Company]
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)	JB CLARK HILLS	HSBC and others	USD	30,000,000	39,384	27,500,000	36,102
[Associates and joint ventures]
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)	New Songdo International City Development, LLC	Others	KRW	520,000	520,000	467,000	467,000
	POHANG E&E Co., LTD	Heungkuk Life Insurance Co., Ltd.	KRW	71,930	71,930	53,523	53,523
	UITrans LRT Co., Ltd	Kookmin Bank and others	KRW	205,051	205,051	169,358	169,358
	Pocheon-Hwado Highway Corp.	Lotte Insurance Co., Ltd and others	KRW	319,526	319,526	163,327	163,327
	Pureun Tongyeong Enviro Co., Ltd.	KDB Bank and others	KRW	22,714	22,714	12,495	12,495
	Pure Gimpo.Co.,Ltd	KDB Bank and others	KRW	51,559	51,559	26,201	26,201
	Clean Iksan Co.,Ltd	SAMSUNG FIRE & MARINE INSURANCE and others	KRW	44,054	44,054	26,696	26,696
POSCO DX(formerly, POSCO ICT)	UITrans LRT Co., Ltd	Kookmin Bank	KRW	43,736	43,736	34,106	34,106
[Others]
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)	Western Inland highway CO.,LTD. and others	NH Bank and others	KRW	3,872,072	3,872,072	1,845,918	1,845,918
POSCO DX(formerly, POSCO ICT)	Jeonnong schoo keeper co. and others	Northeast Asia Infrastructure Private Placement Special Asset Investment Trust and others	KRW	205,981	205,981	83,193	83,193

(b)	Other commitments

Details of other commitments of the Company as of June 30, 2023 are as follows:

Company	Description

POSCO HOLDINGS INC.	As of June 30, 2023, POSCO HOLDINGS INC. entered into a commitment with KOREA ENERGY AGENCY for long-term foreign currency borrowings, which are limited up to the amount of USD 1.05 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowings depends on the success of the projects. POSCO HOLDINGS INC. is not liable for the repayment of full or part of the amount borrowed if the respective projects fail. POSCO HOLDINGS INC. has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of June 30, 2023, the ending balance of the borrowing amounts to USD 1.02 million.

POSCO HOLDINGS INC. has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to POSCO INTERNATIONAL Corporation, a subsidiary of the Company, under construction of new power plant.

POSCO HOLDINGS INC. has deposited 3,176,474 treasury shares for exchange with the Korea Securities Depository in relation to foreign currency exchangeable bonds as of June 30, 2023.

POSCO	POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. The long-term purchase contract period is more than two years for iron ore, three years for coal, and one year for nickel. These contracts provide for periodic price adjustments based on the market price. As of June 30, 2023, 70 million tons of iron ore and 20 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. Due to decrease of purchase volume in 2023, the purchase volume will be 190 thousand tons from September 2025 to December 2026. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

POSCO has a long-term service contract for the transportation of raw material. As of June 30, 2023, there are 36 vessels under contract, and the average remaining contract period is about 7 years.

POSCO entered into an agreement (LNG SPA) with POSCO INTERNATIONAL SINGAPORE PTE LTD. to purchase 370 thousand tons of LNG annually for 15 years commencing in November 2026. The purchase price is subject to change based on changes of U.S. Henry Hub Natural Gas Spot Price. POSCO has extension option of extending the purchase contract by five years. Meanwhile, POSCO INTERNATIONAL Corporation has signed an LNG SPA with Cheniere Marketing, LLC for the purpose of supplying LNG to POSCO. As an actual buyer of LNG, POSCO provides performance guarantee for POSCO INTERNATIONAL Corporation’s SPA to producer, Cheniere Marketing, LLC. The performance guarantee contract period is from September 30, 2022 to the date of expiration of SPA contract which is September 30, 2046, or the date of termination of payment obligation under the guarantee contract.

POSCO INTERNATIONAL Corporation	POSCO INTERNATIONAL Corporation operates a ship-to-ship business in which ships are chartered from ship’s owners and leased out to shippers. The Company has entered into a ship purchase agreement with the ship owners and the shippers, which obliges the shippers to pay the agreed amount either at the end of the contract terms or at the agreed termination and to take over the ownership of the vessel from the ship owners. Only if the shipper fails to fulfill its obligation including payment obligation for the purchase of the vessel, the Company is obliged to take over the ship based on the condition that the shipper’s contractual obligations and rights are transferred to the Company. As of June 30, 2023, the amount which is exposed to the ship purchase agreements entered into is USD 170 million.

The Company invested in the Ambatovy Nickel Project (DMSA/AMSA) in Madagascar through the Korea Ambatovy Consortium (KAC) formed with Korea Mine Rehabilitation and Mineral Resources Corporation (KOMIR) and STX Corporation. SHERRITT INTERNATIONAL CORP., the operator, transferred a portion of the project’s interests to Sumitomo and AHL (Ambatovy Holdings Limited) in November 2017, and transferred the remaining interests of the project to Sumitomo and AHL2 (Ambatovy Holdings II Limited) in August 2020. KAC has the rights and obligations to the 15.33% stake held by AHL and AHL2.

POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)	As of June 30, 2023, POSCO Eco & Challenge Co., Ltd. has foreign currency guarantees of up to USD 1,545 million provided by financial institutions and uses USD 668 million with Woori Bank and others.

As of June 30, 2023, according to the project agreements related to redevelopment and reconstruction projects, the Company has an agreement to compensate the Korea Housing and Urban Guarantee Corporation for damages of principal and interest amounting to W1,942,070 million (limited to W3,463,029 million). Futhermore, the Company provides agreements of construction completion (compensation for non-performance) in connection with a number of implementation and union business projects.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

Company	Description

As of June 30, 2023, according to the investor agreement for the construction of Samcheok Thermal Power Plant, POSCO Eco & Challenge Co., Ltd. is obligated to make contibutions for core capital, unqualified investment, excess expenses occurred for business, and accelaration of payment. Among them, the remaining amount of the core capital investment obligation is W43,189 million, and the payment period is expected to be in the first quarter of 2024.

POSCO DX(formerly, POSCO ICT)	As of June 30, 2023, in relation to contract enforcement, POSCO DX is provided with a guarantee of W108,332 million, W48,521 million, and W5,594 million from Korea Software Financial Cooperative, Seoul guarantee insurance, and Construction Guarantee Cooperative respectively.

(c)	Litigation in progress

The Company is involved in 355 lawsuits aggregating to W1,228.8 billion as defendant as of June 30, 2023, which arise from the ordinary course of business such as claim for confirmation of employee status. The Company has recognized provisions amounting to W50.7 billion for 108 lawsuits based on its reliable estimate of outflow of resources. However, the Company has not recognized any provisions for the other lawsuits and claims since the Company believes that it does not have a present obligation as of June 30, 2023.

(d)	Other Contingencies

Other major contingencies for the Company as of June 30, 2023 are as follows:

Company	Description

POSCO HOLDINGS INC.	POSCO HOLDINGS INC. has provided 3 blank checks to Korea Energy Agency as collateral for long-term foreign currency borrowings.

The company has a joint obligation with the company newly established through spin-off, POSCO, to discharge all liabilities (including financial guarantee contracts) incurred prior to the spin-off date.

POSCO INTERNATIONAL Corporation	As of June 30, 2023, POSCO INTERNATIONAL Corporation has provided 29 blank promissory notes and 18 blank checks to Korea Energy Agency and others as collateral for the guarantee on performance for contracts and others.

POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)	As of June 30, 2023, POSCO Eco & Challenge Co., Ltd. has provided 34 blank checks and 4 blank promissory notes as collateral for agreements and outstanding loans, and has provided joint guarantee of W7,872,342 million for guarantee that partners had issued from Korea Housing & Urban Guarantee Corporation and others.

POSCO DX(formerly, POSCO ICT)	As of June 30, 2023, POSCO DX has provided 6 blank checks to financial institutions as collateral for the guarantee on performance for contracts and others.

36. Cash Flows from Operating Activities

Changes in operating assets and liabilities for the six-month periods ended June 30, 2023 and 2022 were as follows:

(in millions of Won)	June 30, 2023		June 30, 2022
Trade accounts and notes receivable	~~W~~	(1,730,909)	(2,034,899)
Other receivables		(30,340)	(49,796)
Inventories		481,241	(2,506,654)
Other current assets		(78,514)	(257,450)
Other non-current assets		(4,395)	(93,408)
Trade accounts and notes payable		311,826	803,265
Other payables		(487,729)	14,567
Other current liabilities		(169,785)	125,856
Provisions		(98,110)	(87,455)
Payments of severance benefits		(178,504)	(193,399)
Plan assets		125,929	131,610
Other non-current liabilities		(27,549)	2,191

	~~W~~	(1,886,839)	(4,145,572)

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

37. Operating Segments

The Company’s operating businesses are organized based on the nature of markets and customers. During the six-month period ended June 30, 2023, the Company changed its internal organization and internal reporting structures. As a result, operating segments were re-categorized according to the revised reporting materials provided to the management for decision-making. The Company restated the reporting segments information for the six-month period ended June 30, 2022 to conform to the new reporting segmentation.

Segment assets, liabilities and profit (loss) are generally measured based on separate financial statements in accordance with K-IFRS of the subsidiaries that constitute reportable operating segments.

Meanwhile the Company has classified the business segment and the subsidiaries in each segments are as follows:

Operating segments		Main Business
Steel		Manufacture and sales of steel products

Green infrastructure	Trading	Supply and purchase transactions between domestic and foreign companies, power generation, and resource development

	Construction	Design, production and construction of steel mills and their facilities, commercial and residential facilities, etc.

	Logistics and others	Logistics, network and system integration business

Green Materials and energy		EV battery materials such as lithium, nickel, negative/cathode materials, and hydrogen business

Others		POSCO HOLDINGS. INC., Controlling company and Investment business

(a)	Information about reportable segments for the six-month periods ended June 30, 2023 and 2022 were as follows:

1)	For the six-month period ended June 30, 2023

			Greeen Infrastructure			Green materials and Energy
(in millions of Won)	Steel		Trading	Construction	Logistics and others		Others	Total
External revenues	~~W~~	20,821,301	12,377,492	4,128,381	241,952	1,857,367	75,756	39,502,249
Internal revenues		11,495,481	9,792,258	885,957	1,638,778	498,188	771,340	25,082,002
Inter segment revenues		7,808,416	4,690,516	824,581	1,633,246	496,674	761,681	16,215,114
Total revenues		32,316,782	22,169,750	5,014,338	1,880,730	2,355,555	847,096	64,584,251
Segment profits		819,576	505,524	91,304	78,067	52,748	767,936	2,315,155

2)	For the six-month period ended June 30, 2022

①	The segment results as previously disclosed are as follows:

			Greeen Infrastructure			Green materials and Energy
(in millions of Won)	Steel		Construction	Trading	Energy and others		Others	Total
External revenues	~~W~~	24,068,875	3,727,043	13,740,607	1,689,885	1,035,836	85,878	44,348,124
Internal revenues		13,685,014	573,277	13,795,928	1,603,960	488,953	351,018	30,498,150
Inter segment revenues		9,643,528	515,949	7,143,574	1,587,417	487,219	344,444	19,722,131
Total revenues		37,753,889	4,300,320	27,536,535	3,293,845	1,524,789	436,896	74,846,274
Segment profits(losses)		2,508,811	205,428	391,702	172,296	90,672	(1,847,135)	1,521,774

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

②	The restated segment results due to the change of the operating segments are as follows:

			Greeen Infrastructure			Green materials and Energy
(in millions of Won)	Steel		Trading	Construction	Logistics and others		Others	Total
External revenues	~~W~~	24,068,875	15,178,565	3,727,043	251,927	1,035,836	85,878	44,348,124
Internal revenues		13,685,014	13,816,368	573,277	1,583,520	488,953	351,018	30,498,150
Inter segment revenues		9,643,528	6,872,223	515,949	1,574,225	487,219	344,444	19,437,588
Total revenues		37,753,889	28,994,933	4,300,320	1,835,447	1,524,789	436,896	74,846,274
Segment profits(losses)		2,508,811	501,583	205,428	62,415	90,672	(1,847,135)	1,521,774

(b)	Reconciliations of total segment profit or loss, to their respective consolidated financial statement line items for the six-month periods ended June 30, 2023 and 2022 were as follows:

(in millions of Won)	June 30, 2023		June 30, 2022
Total profit for reportable segments	~~W~~	2,315,155	1,521,774
Corporate fair value adjustments		183,004	(32,793)
Elimination of inter-segment profit (loss)		(881,889)	2,216,845
Income tax expense		414,884	1,095,716

Profit before income tax expense	~~W~~	2,031,154	4,801,542

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

38. Business combination

(a)	General Information

As of March 30, 2023, the Company acquired 50% of the remaining shares of QSONE Co.,Ltd. which had previously been classified as an associate, and incorporated into a subsidiary (100% of the shares held after additional acquisition). QSONE Co.,Ltd. owns POSCO Tower Yeoksam, located in Seoul, South Korea, and operates in the business of real estate rental and facility management. With QSONE Co.,Ltd.’s inclusion as a subsidiary, the Company plans to reallocate some of consolidated entities which are dispersed due to space limitation, and expects that the Company will ultimately be able to promote collaboration and improve work efficiency.

Had QSONE Co.,Ltd. been acquired on January 1, 2023, the Company’s revenue and profit would have been ~~W~~39,505,704 million and ~~W~~1,617,324 million. In addition, revenue and profit based on separate financial statements of QSONE Co.,Ltd. after the acquisition are ~~W~~6,953 million and ~~W~~2,066 million.

(b)	Consideration transferred

As of the acquisition date, the fair values of the major categories of the consideration transferred in the acquisition are as follows:

(in millions of Won)	March 30, 2023
Cash	~~W~~	152,749
Investments in associates(*1)		268,951

(*1)

As a result of reassessing 50% of the shares previously held by the Company at fair value, a gain on disposal of ~~W~~184,556 million has been recognized as other non-operating income in the consolidated statement of comprehensive income.

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

(c)	Identifiable assets acquired and liabilities assumed

The fair value of the identifiable assets acquired and liabilities assumed as of the date of acquisition is as follows:

(in millions of Won)	March 30, 2023
Assets
Cash and cash equivalents	~~W~~	2,220
Trade accounts, notes receivable and other receivables, net		205
Other financial assets		12,000
Other current assets		132

Total current assets		14,557

Other receivables, net		41
Investment property, net		557,040
Property, plant and equipment, net		42,641
Deferred tax assets		10

Total non-current assets		599,732

Total assets	~~W~~	614,289

Liabilities
Short-term borrowings	~~W~~	10,000
Other payables		5,612
Current income tax liabilities		401
Other current liabilities		812

Total current liabilities		16,825

Long-term borrowings		48,000
Other payables		6,546
Other non-current liabilities		967
Deferred tax liabilities		85,127

Total non-current liabilities		140,640

Total liabilities	~~W~~	157,465

Net assets	~~W~~	456,824

POSCO HOLDINGS INC. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

(d)	Gain on bargain purchase

The acquisition cost for the remaining 50% shares held by the seller was determined by comprehensively considering factors based on the sales contract, such as the fair value increase of POSCO Tower Yeoksam during the seller’s investment period, target earnings which is calculated by deducting amounts paid by QSONE Co.,Ltd. to the seller as a right of shareholder and creditor, from the seller’s initial investment. Therefore, gain on bargain purchase from this business combination is ~~W~~32,965 million which the Company recognized as other non-operating income.

(e)	Costs related to business combination

During six-month period ended June 30, 2023 expenses related to the business combination, including evaluation fees were ~~W~~179 million, which the Company recognized as other administrative expenses in the consolidated statements of comprehensive income.

39. Events after the reporting period

Pursuant to the resolution of the Board of Directors on August 8, 2023, the Company decided to pay interim cash dividends of ~~W~~2,500 per common share (total dividend: ~~W~~189.7 billion).

POSCO HOLDINGS INC.

Condensed Separate Interim Financial Statements

(Unaudited)

June 30, 2023

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO HOLDINGS INC.:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of POSCO HOLDINGS INC. (the “Company”), which comprise the condensed separate interim statement of financial position as of June 30, 2023, the condensed separate interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2023 and 2022, the condensed separate interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2023 and 2022, and notes, comprising a summary of material accounting policy information and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No. 1034 “Interim Financial Reporting”.

Other matters

The separate statement of financial position of the Company as of December 31, 2022, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 9, 2023, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2022, presented for comparative purposes, is consistent, is not different from that audited by us from which it was derived in all material respects.

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

Seoul, Korea

August 11, 2023

This report is effective as of August 11, 2023, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

POSCO HOLDINGS INC.

Condensed Separate Interim Statements of Financial Position

As of June 30, 2023 and December 31, 2022

(Unaudited)

(in millions of Won)	Notes	June 30, 2023		December 31, 2022
Assets
Cash and cash equivalents	18	~~W~~	457,013	1,415,201
Trade accounts and notes receivable, net	4,18,22,29		200,376	128,991
Other receivables, net	5,18,29		39,912	40,288
Other short-term financial assets	6,18		3,629,989	2,515,375
Current income tax assets			11,122	203,263
Other current assets	11		7,550	5,172

Total current assets			4,345,962	4,308,290

Other receivables, net	5,18		229,564	209,057
Other long-term financial assets	6,18		1,176,020	1,062,530
Investments in subsidiaries, associates and joint ventures	7		45,577,149	45,187,627
Investment property, net	8		288,270	220,699
Property, plant and equipment, net	9		128,850	145,006
Intangible assets, net	10		16,618	15,902
Other non-current assets	11		42	8

Total non-current assets			47,416,513	46,840,829

Total assets		~~W~~	51,762,475	51,149,119

See accompanying notes to the condensed separate interim financial statements.

3

POSCO HOLDINGS INC.

Condensed Separate Interim Statements of Financial Position, Continued

As of June 30, 2023 and December 31, 2022

(Unaudited)

(in millions of Won)	Notes	June 30, 2023		December 31, 2022
Liabilities
Other payables	13,18,29	~~W~~	78,144	64,597
Other short-term financial liabilities	14,18		3,836	5,815
Provisions	15		11,688	45,388
Other current liabilities	17,22		4,549	3,193

Total current liabilities			98,217	118,993

Long-term borrowings, excluding current installments	12,18		1,562,392	1,359,587
Other long-term financial liabilities	14,18		4,682	3,668
Defined benefit liabilities, net	16		2,314	3,761
Deferred tax liabilities			2,438,722	2,480,379
Long-term provisions	15,30		6,863	10,868

Total non-current liabilities			4,014,973	3,858,263

Total liabilities			4,113,190	3,977,256

Equity
Share capital	19		482,403	482,403
Capital surplus	19		1,362,943	1,360,894
Reserves	20		(110,071)	(188,801)
Treasury shares	21		(1,886,444)	(1,892,308)
Retained earnings			47,800,454	47,409,675

Total equity			47,649,285	47,171,863

Total liabilities and equity		~~W~~	51,762,475	51,149,119

See accompanying notes to the condensed separate interim financial statements.

4

POSCO HOLDINGS INC.

Condensed Separate Interim Statements of Comprehensive Income

For the three-month periods and six-month periods ended June 30, 2023 and 2022

(Unaudited)

(in millions of Won, except per share informations)		For the three-month periods ended June 30			For the six-month periods ended June 30
	Notes	2023		2022	2023	2022
Operating revenue	22,29
Revenue		~~W~~	231,840	142,386	794,827	7,921,663
Operating expenses	26,29
Cost of sales			—	190	—	(6,465,070)
Other administrative expenses	23		(86,018)	(66,295)	(155,115)	(273,040)
Selling expenses	23		—	—	—	(37,594)

			(86,018)	(66,105)	(155,115)	(6,775,704)

Operating profit			145,822	76,281	639,712	1,145,959
Finance income and costs	18,24
Finance income			44,068	136,600	205,197	306,913
Finance costs			(56,651)	(2,964)	(205,883)	(153,282)
Other non-operating income and expenses	29
Impairment loss on other receivables			—	—	—	(128)
Other non-operating income	25		804	5,983	9,071	21,351
Other non-operating expenses	25,26		(533)	(450)	(1,438)	(27,207)

Profit before income tax			133,510	215,450	646,659	1,293,606
Income tax benefit (expense)	27		46,794	(36,372)	85,387	(2,518,755)

Profit (loss)			180,304	179,078	732,046	(1,225,149)
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	16		(68)	(36)	(213)	(80,047)
Net changes in fair value of equity investments at fair value through other comprehensive income	6,18,20		(43,084)	(180,783)	79,066	(86,320)

Total comprehensive income (loss)		~~W~~	137,152	(1,741)	810,899	(1,391,516)

Earnings (loss) per share (in Won)	28
Basic earnings (loss) per share (in Won)			2,376	2,361	9,650	(16,181)
Diluted earnings (loss) per share (in Won)		~~W~~	2,376	1,464	9,650	(16,408)

See accompanying notes to the condensed separate interim financial statements.

5

POSCO HOLDINGS INC.

Condensed Separate Interim Statements of Changes in Equity

For the six-month periods ended June 30, 2023 and 2022

(Unaudited)

(in millions of Won)	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Total
Balance as of January 1, 2022	~~W~~	482,403	1,339,289	199,384	(211,849)	(2,508,294)	49,734,492	49,035,425
Comprehensive income:
Loss		—	—	—	—	—	(1,225,149)	(1,225,149)
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(80,047)	(80,047)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	(87,840)	—	1,520	(86,320)
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(378,128)	(378,128)
Interim dividends		—	—	—	—	—	(303,397)	(303,397)
Interest of hybrid bonds		—	—	—	—	—	(1,487)	(1,487)
Disposal of treasury shares		—	9,491	—	—	48,513	—	58,004
Changes from spin-off		—	—	(199,384)	—	—	—	(199,384)

Balance as of June 30, 2022	~~W~~	482,403	1,348,780	—	(299,689)	(2,459,781)	47,747,804	46,819,517

Balance as of January 1, 2023	~~W~~	482,403	1,360,894	—	(188,801)	(1,892,308)	47,409,675	47,171,863
Comprehensive income:
Profit		—	—	—	—	—	732,046	732,046
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(213)	(213)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	78,730	—	336	79,066
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(151,698)	(151,698)
Interim dividends		—	—	—	—	—	(189,692)	(189,692)
Disposal of treasury shares		—	4,083	—	—	5,864	—	9,947
Share-based payment		—	(2,034)	—	—	—	—	(2,034)

Balance as of June 30, 2023	~~W~~	482,403	1,362,943	—	(110,071)	(1,886,444)	47,800,454	47,649,285

See accompanying notes to the condensed separate interim financial statements.

6

POSCO HOLDINGS INC.

Condensed Separate Interim Statements of Cash Flows

For the six-month periods ended June 30, 2023 and 2022

(Unaudited)

(in millions of Won)	Notes	June 30, 2023		June 30, 2022
Cash flows from operating activities
Profit (loss)		~~W~~	732,046	(1,225,149)
Adjustments for :
Expenses related to post-employment benefit			3,807	18,904
Depreciation			5,455	387,645
Amortization			583	16,816
Impairment loss on other receivables			—	128
Finance income			(199,625)	(258,484)
Dividend income			(689,024)	(356,756)
Finance costs			203,255	110,868
Loss on valuation of inventories			—	1,722
Gain on disposal of property, plant and equipment			—	(5,443)
Loss on disposal of property, plant and equipment			—	18,281
Impairment loss on property, plant and equipment			—	3
Gain on disposal of investments in subsidiaries, associates and joint venture			—	(3,358)
Gain on disposal of assets held for sale			—	(2,706)
Loss on disposal of assets held for sale			102	—
Increase (decrease) to provisions			(7,629)	5,562
Income tax expense (benefit)			(85,387)	2,518,755
Employee benefits			—	61,603
Others			4,085	(954)
Changes in operating assets and liabilities	31		42,067	(723,180)
Interest received			18,750	62,434
Interest paid			—	(50,424)
Dividends received			574,343	343,866
Income taxes received (paid)			215,193	(1,805,338)

Net cash provided by (used in) operating activities		~~W~~	818,021	(885,205)

See accompanying notes to the condensed separate interim financial statements.

7

POSCO HOLDINGS INC.

Condensed Separate Interim Statements of Cash Flows, Continued

For the six-month periods ended June 30, 2023 and 2022

(Unaudited)

(in millions of Won)	Notes	June 30, 2023		June 30, 2022
Cash flows from investing activities
Decrease in deposits		~~W~~	—	450,017
Proceeds from disposal of short-term financial instruments			4,265,021	18,814,019
Proceeds from disposal of long-term financial instruments			—	5
Collection of short-term loans			—	1,416
Collection of long-term loans			2,000	—
Proceeds from disposal of debt securities			—	50,000
Proceeds from disposal of equity securities			—	3,229
Proceeds from disposal of other securities			—	19,439
Proceeds from disposal of investments in subsidiaries, associates and joint ventures			30,055	9,396
Proceeds from disposal of assets held for sale			—	3,074
Increase in deposits			(1,090,000)	(550,571)
Acquisition of short-term financial instruments			(4,142,464)	(16,383,014)
Acquisition of long-term financial instruments			(2)	—
Increase in long-term loans			—	(3,618)
Acquisition of debt securities			—	(50,000)
Acquisition of equity securities			—	(63,849)
Acquisition of other securities			(8,983)	(22,625)
Acquisition of investment in subsidiaries, associates and joint ventures			(431,245)	(520,510)
Acquisition of investment properties			(54,783)	—
Acquisition of property, plant and equipment			(6,463)	(355,822)
Payment for disposal of property, plant and equipment			—	(14,485)
Acquisition of intangible assets			(1,542)	(8,667)
Cash outflow for spin-off			—	(1,910,211)

Net cash used in investing activities		~~W~~	(1,438,406)	(532,777)

Cash flows from financing activities
Proceeds from borrowings			—	537,165
Increase in long-term financial liabilities			3,781	15,515
Repayment of borrowings			—	(232,976)
Decrease in long-term financial liabilities			—	(279)
Repayment of lease liabilities			—	(7,493)
Payment for disposal of derivatives			—	(7,103)
Payment of cash dividends			(341,584)	(681,534)

Net cash used in financing activities		~~W~~	(337,803)	(376,705)

Effect of exchange rate fluctuation on cash held			—	3,918
Net decrease in cash and cash equivalents			(958,188)	(1,790,769)
Cash and cash equivalents at beginning of the period			1,415,201	2,042,274

Cash and cash equivalents at end of the period		~~W~~	457,013	251,505

See accompanying notes to the condensed separate interim financial statements.

8

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements

As of June 30, 2023

(Unaudited)

1. Reporting Entity

POSCO HOLDINGS INC. (the “Company”) was established on April 1, 1968 under the Commercial Code of the Republic of Korea. The shares of the Company have been listed on the Korea Exchange since June 10, 1988. The Company operates an investment business that controls and manages through ownership of shares of subsidiaries etc.

On March 2, 2022, the Company established a new subsidiary, POSCO, by a vertical spin-off of its steel business (The surviving company owns 100% of shares) on March 1, 2022, and changed the name of the surviving company to POSCO HOLDINGS INC.. Meanwhile, operating revenue in the statements of comprehensive income for the six-month period ended June 30, 2022, includes sales of ~~W~~7,542,729 million from the steel business before the vertical spin-off.

As of June 30, 2023, the shares of the Company are listed on the Korea Exchange, while its ADRs are listed on the New York Stock Exchanges.

2. Statement of Compliance

Statement of compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Stock Companies, Etc. in the Republic of Korea.

These condensed separate interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual separate financial statements as of and for the year ended December 31, 2022. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No. 1027 “Separate Financial Statements” presented by a parent, an investor with joint control of, or significant influence over, an investee, in which the investments are accounted for at cost.

9

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

Use of estimates and judgments

(a)	Judgments, assumptions and estimation uncertainties

The preparation of the condensed interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

(b)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

10

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

•	Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 – inputs for the assets or liabilities that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

3. Summary of Material Accounting Policy Information

Except as described in K-IFRS No. 1034 “Interim Financial Reporting” and below, the accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2022.

Changes in Accounting Policies

Except for the standards and amendments applied for the first time for the reporting period beginning on January 1, 2023 described below, the accounting policies applied by the Company in these financial statements are the same as those applied by the Company in its financial statements as of and for the year ended December 31, 2022.

(a)	K-IFRS No. 1012 “Income Tax” – Deferred Tax related to Assets and Liabilities arising from a Single Transaction

From January 1, 2023, the Company has applied the amendments related to deferred tax arising from assets and liabilities in a single transaction under K-IFRS No. 1012 “Income Tax”. The amendments narrow the scope of the initial recognition exemption to exclude transactions that give rise to equal and offsetting temporary differences. The amendment does not any impact on the statement of financial position.

11

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

(b)	K-IFRS No. 1001 “Presentation of Financial Statements” – Disclosure of Accounting Policies

Material accounting policy information is defined as information that is expected to influence the decision-making of primary users of financial statements considering with other information included in the financial statements, and is required to be disclosed. The Company plans to selectively disclose material accounting policies in the annual financial statements for the year ending December 31, 2023.

(c)	K-IFRS No. 1008 “Accounting Policies, Changes in Accounting Estimates and Errors” – Definition of Accounting Estimates

For accounting estimates defined as monetary amounts in the financial statements, a change in measurement methods or inputs are clarified as changes in accounting estimates unless they result from the correction of prior period errors. The amendment is applied prospectively to the changes in accounting estimates that occur after the effective date. The amendments did not have any impact on the financial statements.

New standards and interpretations not yet adopted

A number of new standards are effective for annual periods beginning after January 1, 2023 and earlier application is permitted but the Company has not early adopted the new or amended standards in preparing these financial statements.

(a)	K-IFRS No. 1001 “Presentation of Financial Statements” - Classification of Liabilities as Current or Non-current

The amendment clarifies that the classification of current and non-current liabilities is determined by the right to defer settlement of the liability for more than 12 months after the end of the reporting period, and in order for the debtor to have the “right to defer settlement of the liability”, the condition of complying with the contract must be met at the end of the reporting period. In addition, the classification of liabilities is not affected by the possibility of exercising the right to defer settlement of the liability for more than 12 months after the end of the reporting period, and the amendment clarifies that settlement of a liability includes transferring a company’s own equity instruments to the counterparty. The amendment is effective for annual periods beginning on or after January 1, 2024. Early application is permitted. The Company does not expect the effect of the amendments to the financial statements to be significant.

12

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

(b)	K-IFRS No. 1012 “Income Tax” - Global Minimum Top–Up Tax

The International Accounting Standards Board (IASB) issued amendments to IAS 12 “Income Tax” on May 23, 2023 that provided a temporary mandatory exception from accounting for deferred tax arising from legislation implementing the Pillar Two taxes and new disclosure requirements in the annual financial statements. The Korea Accounting Standards Board (KASB) is currently preparing an amendment to K-IFRS No. 1012 “Income Tax”. In 2022, the corporate income tax law in the Republic of Korea was amended to reflect the global minimum top-up tax of the Pillar Two Model Rules and will be effective for fiscal years starting on or after January 1, 2024. However, as of June 30, 2023, the enforcement decree of the related law has not yet been enacted. Therefore, it is determined that the related law has not been substantively enacted due to the insufficient legislation to calculate the global minimum top-up tax.

The Company is closely monitoring developments related to the implementation of the international tax reforms introducing the global minimum top-up tax. However, since none of the jurisdictions in which the Company operates has enacted or substantively enacted the tax legislation related to the top-up tax at the date when the accompanying interim financial statements were authorized for issue, there is no impact on the Company’s condensed interim financial statements. In light of the exception from the deferred tax accounting, the Company’s management is focusing its assessment on the potential current tax impacts of the top-up tax. Once changes to the tax laws in Republic of Korea in which the Company operates are substantively enacted, the Company may be subject to the top-up tax.

13

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of June 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	June 30, 2023		December 31, 2022
Current
Trade accounts and notes receivable	~~W~~	130,104	30,049
Unbilled receivables (contract assets)		70,272	98,942

	~~W~~	200,376	128,991

5. Other Receivables

Other receivables as of June 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	June 30, 2023		December 31, 2022
Current
Short-term loans	~~W~~	1,249	—
Other accounts receivable		30,028	38,676
Others		8,635	1,612

	~~W~~	39,912	40,288

Non-current
Long-term loans	~~W~~	221,251	205,379
Long-term other accounts receivable		8,303	3,668
Others		10	10

	~~W~~	229,564	209,057

14

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

6. Other Financial Assets

(a)	Other financial assets as of June 30, 2023 and December 31, 2022 are as follows:

(in millions of ~~W~~on)	June 30, 2023		December 31, 2022
Current
Deposit instruments	~~W~~	1,090,000	—
Short-term financial instruments		2,539,989	2,515,375

	~~W~~	3,629,989	2,515,375

Non-current
Equity securities	~~W~~	988,171	885,942
Other securities		187,847	176,588
Deposit instruments		2	—

	~~W~~	1,176,020	1,062,530

(b)	Equity securities as of June 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	June 30, 2023							December 31, 2022
	Number of shares	Ownership (%)	Acquisition cost		Fair value	Net changes in fair value of equity securities	Book value	Book value
Marketable equity securities
Nippon Steel Corporation	15,698,500	1.65	~~W~~	473,962	427,712	(46,250)	427,712	342,963
KB Financial group Inc.	3,863,520	0.94		178,839	184,483	5,644	184,483	187,381
Woori Financial Group Inc.	20,280,000	2.79		244,447	239,101	(5,346)	239,101	234,234
CSN Mineracao S.A.	102,186,675	1.86		206,265	115,456	(90,809)	115,456	99,945

				1,103,513	966,752	(136,761)	966,752	864,523

Non-marketable equity securities
POSCO PLANTEC Co., Ltd.	18,337,912	10.99		19,437	19,437	—	19,437	19,437
Intellectual Discovery Co., Ltd.	200,000	6.00		5,000	1,350	(3,650)	1,350	1,350
Pos-hyundai Steel Manufacturing India Private Limited	1,055,496	6.00		612	612	—	612	612
S&M MEDIA Co., Ltd.	2,000	2.67		20	20	—	20	20
XG Sciences	300,000	5.06		2,724	—	(2,724)	—	—

				27,793	21,419	(6,374)	21,419	21,419

			~~W~~	1,131,306	988,171	(143,135)	988,171	885,942

15

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

7. Investments in Subsidiaries, Associates and Joint ventures

(a)	Details of subsidiaries and carrying amounts as of June 30, 2023 and December 31, 2022 are as follows:

			June 30, 2023			December 31, 2022
(in millions of Won)	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
POSCO	Korea	Steel, rolled products, and plates manufacturing and sales	100.00	~~W~~	29,699,590	29,699,590
POSCO INTERNATIONAL Corporation(*1)	Korea	Trading, power generation and natural resources exploration	70.71		3,740,110	3,081,933
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)(*2)	Korea	Engineering and construction	52.80		1,014,314	1,014,314
POSCO ENERGY CO., LTD.(*1)	Korea	Power generation, fuel cell manufacturing and sales	—		—	658,176
POSCO Venture Capital Co., Ltd.	Korea	Investment in venture companies	95.00		103,780	103,780
POSCO FUTURE M CO., LTD. (formerly, POSCO CHEMICAL CO., LTD.)(*3)	Korea	Refractory and anode/cathode material manufacturing and sales	59.72		895,707	895,707
POSCO WIDE Co., Ltd. (formerly, POSCO O&M Co., Ltd.)(*4,5)	Korea	Business facility maintenance	47.17		73,374	73,374
POSCO DX(formerly, POSCO ICT)(*6)	Korea	Computer hardware and software distribution	65.38		70,990	70,990
Busan E&E Co., Ltd.	Korea	Municipal solid waste fuel and power generation	70.00		30,148	30,148
POSOCO-Pilbara LITHIUM SOLUTION Co., Ltd.	Korea	Lithium manufacturing and sales	82.00		314,940	314,940
POSCO LITHIUM SOLUTION	Korea	Lithium hydroxide manufacturing and sales	100.00		287,550	287,550
QSONE Co.,Ltd.(*7)	Korea	Real estate rental and facility management	100.00		238,478	—
Others (12 companies)(*9)					516,894	455,893

					36,985,875	36,686,395

[Foreign]
PT. KRAKATAU POSCO(*5)	Indonesia	Steel manufacturing and sales	50.00		633,421	633,421
POSCO WA PTY LTD.	Australia	Iron ore sales and mine development	100.00		646,574	646,574
POSCO Maharashtra Steel Private Limited	India	Steel manufacturing and sales	100.00		722,569	722,569
POSCO Canada Ltd.	Canada	Coal sales	100.00		560,879	560,879
POSCO AUSTRALIA PTY LTD.	Australia	Iron ore sales and mine development	100.00		330,623	330,623
POSCO (Zhangjiagang) Stainless Steel Co.,Ltd.	China	Stainless steel manufacturing and sales	58.60		283,845	283,845
POSCO-China Holding Corp.	China	Holding company	100.00		593,841	593,841
POSCO MEXICO S.A. DE C.V.	Mexico	Plate steel manufacturing and sales	83.28		180,072	180,072
POSCO America Corporation	USA	Researching and consulting	99.45		192,156	192,156
POSCO VST CO., LTD.	Vietnam	Stainless steel manufacturing and sales	95.65		144,573	144,573
POSCO Asia Co., Ltd.	Hong Kong	Activities Auxiliary to financial service	100.00		117,710	117,710
POSCO ASSAN TST STEEL INDUSTRY	Turkiye	Steel manufacturing and sales	60.00		71,707	71,707
POSCO JAPAN Co., Ltd.	Japan	Steel marketing, demand development and technology research	100.00		68,436	68,436
Qingdao Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing and sales	70.00		65,982	65,982
POSCO(Suzhou) Automotive Processing Center Co., Ltd.	China	Steel manufacturing and sales	90.00		62,494	62,494
POSCO AFRICA (PROPRIETARY) LIMITED	South Africa	Mine development	100.00		50,297	50,297
POSCO Argentina S.A.U.(*8)	Argentina	Mineral exploration, manufacturing and sales	100.00		898,808	715,414
Others (20 companies)(*10)					348,472	356,274

					5,972,459	5,796,867

				~~W~~	42,958,334	42,483,262

(*1)	During the six-month period ended June 30, 2023, POSCO INTERNATIONAL Corporation merged with POSCO ENERGY CO., LTD..

(*2)	During the six-month period ended June 30, 2023, POSCO ENGINEERING & CONSTRUCTION CO.,LTD. changed the name to POSCO Eco & Challenge Co., Ltd..

(*3)	During the six-month period ended June 30, 2023, POSCO CHEMICAL CO., LTD. changed the name to POSCO FUTURE M CO., LTD..

(*4)	During the six-month period ended June 30, 2023, POSCO O&M Co., Ltd. changed the name to POSCO WIDE Co., Ltd..

16

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

(*5)

The Company classified POSCO WIDE Co., Ltd. (formerly, POSCO O&M Co., Ltd.) and PT. KRAKATAU POSCO as the investments in a subsidiary, considering additional facts and circumstances, such as the relative size of the voting rights held by the Company, structure of its Board of Directors and the degree of diversification of other voting rights holders, although the Company holds less than half of the voting rights of POSCO WIDE Co., Ltd. (formerly, POSCO O&M Co., Ltd.) and PT. KRAKATAU POSCO.

(*6)	During the six-month period ended June 30, 2023, POSCO ICT changed the name to POSCO DX.

(*7)

During the six-month period ended June 30, 2023, the Company additionally acquired 50% of the shares held by external shareholders of QSONE Co.,Ltd., which was previously classified as an investment in associate, for ~~W~~152,928 million. Meanwhile, ~~W~~85,550 million previously classified as an investment in associate was reclassified as investments in subsidiaries.

(*8)

During the six-month period ended June 30, 2023, the Company acquired ~~W~~183,394 million in additional subsidiary investment shares by participating in POSCO Argentina S.A.U.‘s capital increase to invest in an Argentine brine lithium commercialization plant.

(*9)

During the six-month period ended June 30, 2023, the Company acquired ~~W~~59,052 million in additional subsidiary investment shares by participating in POSCO Silicon Solution Co., Ltd.‘s capital increase.

(*10)

During the six-month period ended June 30, 2023, the Company disposed of POSCO-Poland Wroclaw Processing Center Sp. z o.o. to POSCO, a subsidiary. Meanwhile, the Company recognized ~~W~~14,898 million of gain on disposal from the transaction as dividend income.

(b)	Details of associates and carrying amounts as of June 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)			June 30, 2023			December 31, 2022
	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
SNNC	Korea	STS material manufacturing and sales	49.00	~~W~~	100,655	100,655
QSONE Co., Ltd.(*1)	Korea	Real estate rental and facility management	—		—	85,550
Others (6 companies)					37,916	37,916

					138,571	224,121

[Foreign]
Nickel Mining Company SAS	New Caledonia	Raw material manufacturing and sales	49.00		189,197	189,197
9404-5515 Quebec Inc.(*2)	Canada	Investments	12.61		156,194	156,194
FQM Australia Holdings Pty Ltd	Australia	Non ferrous metal mining	30.00		109,568	109,568
Others (4 companies)					37,133	37,133

					492,092	492,092

				~~W~~	630,663	716,213

(*1)	During the six-month period ended June 30, 2023, the Company additionally acquired 50% of the shares held by external shareholders and reclassified as investments in subsidiaries.
(*2)

As of June 30, 2023, it was classified as an associate even though the Company’s ownership percentage is less than 20% since the Company has significant influence over the investee when considering the structure of its Board of Directors and others.

17

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

(c)	Details of joint ventures and carrying amounts as of June 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)			June 30, 2023			December 31, 2022
	Country	Principal operations	Ownership (%)	Book value		Book value
Roy Hill Holdings Pty Ltd(*1)	Australia	Natural resources exploration	10.00	~~W~~	1,225,464	1,225,464
CSP - Compania Siderurgica do Pecem(*2)	Brazil	Steel manufacturing and sales	20.00		—	—
POSCO-NPS Niobium LLC	USA	Foreign investments in mining	50.00		364,609	364,609
KOBRASCO	Brazil	Steel materials manufacturing and sales	50.00		98,962	98,962
HBIS-POSCO Automotive Steel Co., Ltd	China	Steel manufacturing and sales	50.00		235,251	235,251
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	China	Steel manufacturing and sales	25.00		63,866	63,866

				~~W~~	1,988,152	1,988,152

(*1)	As of June 30, 2023 and December 31, 2022, the investments in joint ventures amounting to ~~W~~1,225,464 million were provided as collateral in relation to revolving loan of Roy Hill Holdings Pty Ltd.
(*2)

During the year ended December 31, 2022, the Company decided to dispose of CSP - Compania Siderurgica do Pecem and recognized full impairment loss of ~~W~~175,990 million, which is the difference between carrying amount and recoverable amount. The Company reclassified the investment to assets held for sale. Meanwhile, during the six-month period ended June 30, 2023, the Company disposed of CSP - Compania Siderurgica do Pecem, and recognized ~~W~~102 million of loss on disposal of assets held for sale.

18

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

8. Investment Property, Net

Changes in the carrying amount of investment property for the six-month period ended June 30, 2023 and the year ended December 31, 2022 were as follows:

(a)	For the six-month period ended June 30, 2023

(in millions of Won)	Beginning		Acqisitions	Depreciation(*1)	Transfer(*2)	Ending
Land	~~W~~	131,069	54,834	—	—	185,903
Buildings		83,528	—	(3,244)	12,913	93,197
Structures		6,102	—	(249)	3,317	9,170

	~~W~~	220,699	54,834	(3,493)	16,230	288,270

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to changes in rental ratio and the purpose of use.

(b)	For the year ended December 31, 2022

(in millions of Won)	Beginning		Depreciation(*1)	Spin-off	Transfer(*2)	Ending
Land	~~W~~	87,568	—	(3,639)	47,140	131,069
Buildings		48,989	(5,823)	(4,990)	45,352	83,528
Structures		7,583	(395)	(4,304)	3,218	6,102

	~~W~~	144,140	(6,218)	(12,933)	95,710	220,699

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to changes in rental ratio and the purpose of use.

19

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

9. Property, Plant and Equipment, Net

Changes in the carrying amount of property, plant and equipment for the six-month period ended June 30, 2023 and the year ended December 31, 2022 were as follows:

(a)	For the six-month period ended June 30, 2023

(in millions of Won)	Beginning		Acquisitions	Depreciation	Others(*1)	Ending
Land	~~W~~	51,310	—	—	—	51,310
Buildings		39,277	139	(936)	(11,848)	26,632
Structures		6,036	—	(72)	(3,317)	2,647
Machinery and equipment		10,504	—	(477)	—	10,027
Vehicles		11	—	(4)	—	7
Furniture and fixtures		12,573	26	(473)	—	12,126
Construction-in-progress		25,295	1,871	—	(1,065)	26,101

	~~W~~	145,006	2,036	(1,962)	(16,230)	128,850

(*1)	Represents assets transferred from construction-in-progress to other property, plant and equipment, assets transferred to investment properties.

(b)	For the year ended December 31, 2022

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Spin-off	Others(*1)	Ending
Land	~~W~~	1,349,266	—	—	—	(1,250,818)	(47,138)	51,310
Buildings		2,175,291	—	(2,964)	(36,112)	(2,079,343)	(17,595)	39,277
Structures		2,096,662	—	(117)	(31,656)	(2,075,346)	16,493	6,036
Machinery and equipment		12,299,612	2,178	(1,110)	(302,940)	(12,046,595)	59,359	10,504
Vehicles		18,357	622	(17)	(1,548)	(17,410)	7	11
Tools		24,891	102	—	(1,923)	(23,763)	693	—
Furniture and fixtures		88,524	16	(1)	(5,122)	(72,237)	1,393	12,573
Lease assets		448,328	966	—	(7,602)	(440,464)	(1,228)	—
Construction-in-progress		1,271,368	271,769	—	—	(1,403,761)	(114,081)	25,295

	~~W~~	19,772,299	275,653	(4,209)	(386,903)	(19,409,737)	(102,097)	145,006

(*1)	Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, assets transferred from investment properties, and others.

20

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

(c)	Information on lease agreements for which the Company is a lessee is as follows:

1)	Right-of-use assets

①	During the six-month period ended June 30, 2023, there are no right-of-use assets listed as property, plant and equipment.

②	Changes in the carrying amount of right-of-use assets presented as property, plant and equipment for the year ended December 31, 2022 were as follows.

(in millions of Won)	Beginning		Acquisitions	Depreciation	Spin-off	Others	Ending
Land	~~W~~	8,402	—	(49)	(7,874)	(479)	—
Buildings		67,658	—	(1,207)	(66,451)	—	—
Structures		54,009	—	(869)	(53,140)	—	—
Machinery and equipment		83,290	—	(1,592)	(81,698)	—	—
Vehicles		5,755	—	(83)	(5,672)	—	—
Ships		210,058	—	(2,781)	(207,277)	—	—
Furniture and fixtures		19,156	966	(1,021)	(18,352)	(749)	—

	~~W~~	448,328	966	(7,602)	(440,464)	(1,228)	—

2)	Amount recognized in profit or loss

The amounts recognized in profit or loss related to leases for the three-month and the six-month periods ended June 30, 2023 and 2022 were as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2023		2022	2023	2022
Interest on lease liabilities	~~W~~	—	—	—	1,969
Expenses related to short-term leases		47	116	105	680
Expenses related to leases of low-value assets		673	307	1,147	1,504

	~~W~~	720	423	1,252	4,153

21

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

10. Intangible Assets, Net

Changes in the carrying amount of intangible assets for the six-month period ended June 30, 2023 and the year ended December 31, 2022 were as follows:

(a)	For the six-month period ended June 30, 2023

(in millions of Won)	Beginning		Acquisitions	Amortization	Others(*2)	Ending
Intellectual property rights	~~W~~	504	—	(74)	69	499
Membership(*1)		11,618	—	—	—	11,618
Development expense		1,400	—	(393)	949	1,956
Construction-in-progress		1,476	1,306	—	(1,025)	1,757
Other intangible assets		904	—	(116)	—	788

	~~W~~	15,902	1,306	(583)	(7)	16,618

(*1)	Economic useful life of membership is indefinite.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred to costs.

(b)	For the year ended December 31, 2022

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment	Spin-off	Others(*2)	Ending
Intellectual property rights	~~W~~	22,846	—	(525)	(1,262)	—	(24,180)	3,625	504
Membership(*1)		84,758	—	—	—	828	(73,968)	—	11,618
Development expense		176,812	—	—	(12,892)	—	(164,135)	1,615	1,400
Port facilities usage rights		212,808	—	—	(2,476)	—	(210,332)	—	—
Construction-in-progress		32,392	9,835	—	—	—	(33,497)	(7,254)	1,476
Other intangible assets		21,794	726	—	(550)	—	(21,288)	222	904

	~~W~~	551,410	10,561	(525)	(17,180)	828	(527,400)	(1,792)	15,902

(*1)	Economic useful life of membership is indefinite.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, and others.

22

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

11. Other Assets

Other assets as of June 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	June 30, 2023		December 31, 2022
Current
Advance payments	~~W~~	6,374	5,165
Prepaid expenses		1,176	7

	~~W~~	7,550	5,172

Non-current
Long-term prepaid expenses	~~W~~	34	—
Others		8	8

	~~W~~	42	8

12. Borrowings

(a)	Borrowings as of June 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	June 30, 2023		December 31, 2022
Long-term borrowings
Long-term borrowings	~~W~~	1,340	1,293
Debentures		1,561,052	1,358,294

	~~W~~	1,562,392	1,359,587

(b)	Long-term borrowings and others excluding current portion, as of June 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	June 30, 2023		December 31, 2022

Foreign borrowings	KOREA ENERGY AGENCY	2011.12.27.	2026.12.26.	3 year Government bond	~~W~~	1,340	1,293
Exchangeable bonds(*1)	Foreign currency exchangeable bonds	2021.09.01.	2026.09.01.	—		1,561,052	1,358,294

					~~W~~	1,562,392	1,359,587

(*1)	The issuance conditions of the exchangeable bonds issued by the Company are as follows:

23

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

Foreign currency exchangeable bonds
Type of bond	Exchangeable bonds

Aggregate principal amount	EUR 1,065,900,000

Interest rate	- Coupon rate : -

- Yield to maturity : (0.78%)

Maturity date	September 1, 2026

Redemption	- Redemption at maturity : Outstanding bond principal, which is not repaid early or which call option is not excercised on, is repaid at maturity as a lump sum

- Prepayment : The issuer has call option and the bondholders have put option

Exchange rate	100%

Exchange price	456,470(*)
(Won/share)

Underlying shares	Registered common shares(treasury shares)

Exchange period	From October 12, 2021 to August 22, 2026

Adjustments for exchange price	Adjusting the exchange price according to the terms and conditions of the bond in the events of reason for adjusting the exchange price such as, bonus issue, share split, share consolidation, change of share type, issuance of options or warranties to shareholders, share dividend, cash dividend, issuance of new shares under the market price.

Put option by bondholders	- 3 years(September 1, 2024) from the closing date

- In the event of a change of control of the Company

- Where the shares issued by the Company are delisted (or suspended for more than 30 consecutive trading days)

Call option by the issuer	- Share price(based on closing price) is higher than 130% of exchange price for more than 20 trading days during 30 consecutive trading days in a row, after 3 years (September 1, 2024) from the closing day to 30 business days before the maturity of bonds

- When the outstanding balance of outstanding bonds is less than 10% of the total issuance (Clean Up Call)

- Where additional reasons for tax burden arise due to the amendment of relevant laws and regulations, etc

(*)	The exchange price has changed due to cash dividends during the six-month period ended June 30, 2023.

The Company has designated exchangeable bonds listed on the Singapore Stock Exchange as financial liabilities measured at fair value through profit or loss. The quoted transaction price is used in fair value measurement, and changes in fair value are recognized in profit or loss.

13. Other Payables

Other payables as of June 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	June 30, 2023		December 31, 2022
Current
Accounts payable	~~W~~	19,759	23,033
Accrued expenses		25,539	12,304
Dividend payable		2,884	3,079
Withholdings		29,962	26,181

	~~W~~	78,144	64,597

24

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

14. Other Financial Liabilities

Other financial liabilities as of June 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	June 30, 2023		December 31, 2022
Current
Financial guarantee liabilities	~~W~~	3,836	5,815
Non-current
Financial guarantee liabilities	~~W~~	4,682	3,668

15. Provisions

(a)	Provisions as of June 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	June 30, 2023			December 31, 2022
	Current		Non-current	Current	Non-current
Provision for bonus payments(*1)	~~W~~	5,803	—	5,667	—
Provision for restoration(*2)		5,885	6,863	4,997	10,868
Others(*3)		—	—	34,724	—

	~~W~~	11,688	6,863	45,388	10,868

(*1)	Represents the provision for bonuses limited to 100% of annual salaries for executives.
(*2)

Due to contamination of land near the Company’s magnesium smelting plant located in Gangneung province, the Company recognized present values of estimated costs for recovery as provisions for restoration as of June 30, 2023. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied discount rates of 4.33% to assess present value of these costs.

(*3)

During the year ended December 31, 2022, the Company decided to dispose of CSP – Compania Siderurgica do Pecem, an investment in joint venture and recognized the expected repayment of borrowings to be borne by disposal as a provision. Meanwhile, the disposal of CSP – Compania Siderurgica do Pecem has been completed during the six-month period ended June 30, 2023, resulting in a final payment of ~~W~~26,566 million. The Company recognized ~~W~~8,158 million, which is the difference between the final payment and previously recognized provision, as a reversal of other provisions.

25

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

(b)	Changes in provisions for the six-month period ended June 30, 2023 and the year ended December 31, 2022 were as follows:

1)	For the six-month period ended June 30, 2023

(in millions of Won)	Beginning		Increase	Reversal	Utilization	Ending
Provision for bonus payments	~~W~~	5,667	5,233	—	(5,097)	5,803
Provision for restoration		15,865	529	—	(3,646)	12,748
Others		34,724	—	(8,158)	(26,566)	—

	~~W~~	56,256	5,762	(8,158)	(35,309)	18,551

2)	For the year ended December 31, 2022

(in millions of Won)	Beginning		Increase	Reversal	Utilization	Spin-off	Ending
Provision for bonus payments	~~W~~	46,520	24,770	(579)	(33,431)	(31,613)	5,667
Provision for restoration		12,503	16,054	(489)	(3,359)	(8,844)	15,865
Provision for legal contingencies and claims		—	417	—	—	(417)	—
Emission liabilities		34,059	1,510	—	—	(35,569)	—
Provision for product warranties		28,082	2,980	—	—	(31,062)	—
Others		—	39,600	(4,876)	—	—	34,724

	~~W~~	121,164	85,331	(5,944)	(36,790)	(107,505)	56,256

16. Employee Benefits

(a)	Defined contribution plans

The expense related to post-employment benefit plans under defined contribution plans for the three-month and six-month periods ended June 30, 2023 and 2022 were as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2023		2022	2023	2022
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	14	10	84	6,144

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit liabilities in the statements of financial position as of June 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	June 30, 2023		December 31, 2022
Present value of funded obligations	~~W~~	32,193	27,503
Fair value of plan assets		(29,879)	(23,742)

Net defined benefit liabilities	~~W~~	2,314	3,761

26

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

2)	Changes in present value of defined benefit obligations for the six-month period ended June 30, 2023 and the year ended December 31, 2022 were as follows:

(in millions of Won)	June 30, 2023		December 31, 2022
Defined benefit obligation at the beginning of period	~~W~~	27,503	1,330,938
Current service costs		4,016	23,366
Interest costs		399	5,882
Remeasurement		—	104,564
Amount transferred from associate		7,905	730
Benefits paid		(7,630)	(59,335)
Spin-off		—	(1,378,642)

Defined benefit obligation at the end of period	~~W~~	32,193	27,503

3)	Changes in the fair value of plan assets for the six-month period ended June 30, 2023 and the year ended December 31, 2022 were as follows:

(in millions of Won)	June 30, 2023		December 31, 2022
Fair value of plan assets at the beginning of period	~~W~~	23,742	1,543,469
Interest on plan assets		608	7,166
Remeasurement of plan assets		(273)	(3,100)
Contributions to plan assets		—	2,000
Amount transferred from associate		7,905	3,515
Benefits paid		(2,103)	(52,346)
Spin-off		—	(1,476,962)

Fair value of plan assets at the end of period	~~W~~	29,879	23,742

4)	The amounts recognized in the statements of comprehensive income for the three-month and six-month periods ended June 30, 2023 and 2022 were as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2023		2022	2023	2022
Current service costs	~~W~~	1,371	1,415	4,016	20,156
Net interest costs		(104)	(16)	(209)	(1,252)

	~~W~~	1,267	1,399	3,807	18,904

27

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

17. Other Liabilities

Other liabilities as of June 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	June 30, 2023		December 31, 2022
Current
Advances received	~~W~~	61	379
Withholdings		2,612	1,028
Unearned revenue		1,876	1,786

	~~W~~	4,549	3,193

18. Financial Instruments

(a)	Classification and fair value of financial instruments

1)	The carrying amount and the fair values of financial assets and financial liabilities by fair value hierarchy as of June 30, 2023 and December 31, 2022 are as follows:

①	June 30, 2023

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Short term financial instruments	~~W~~	2,539,989	—	2,539,989	—	2,539,989
Other securities		187,847	—	—	187,847	187,847
Fair value through other comprehensive income
Equity securities		988,171	966,752	—	21,419	988,171
Financial assets measured at amortized cost(*1)
Cash and cash equivalents		457,013	—	—	—	—
Trade accounts and notes receivable		130,104	—	—	—	—
Other receivables		264,791	—	—	—	—
Deposit instruments		1,090,002	—	—	—	—

	~~W~~	5,657,917	966,752	2,539,989	209,266	3,716,007

Financial liabilities
Fair value through profit or loss
Borrowings	~~W~~	1,561,052	1,561,052	—	—	1,561,052
Financial liabilities measured at amortized cost(*1)
Borrowings		1,340	—	1,340	—	1,340
Financial guarantee liabilities		8,518	—	—	—	—
Others		54,401	—	—	—	—

	~~W~~	1,625,311	1,561,052	1,340	—	1,562,392

(*1)	Fair value of financial assets and liabilities measured at amortized cost approximates their carrying amounts.

28

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

②	December 31, 2022

(in millions of Won)			Fair value
	Book value		Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss
Short term financial instruments	~~W~~	2,515,375	—	2,515,375	—	2,515,375
Other securities		176,588	—	—	176,588	176,588
Other receivables		2,000	—	—	2,000	2,000
Fair value through other comprehensive income
Equity securities		885,942	864,523	—	21,419	885,942
Financial assets measured at amortized cost(*1)
Cash and cash Equivalents		1,415,201	—	—	—	—
Trade accounts and notes receivable		30,049	—	—	—	—
Other receivables		243,273	—	—	—	—

	~~W~~	5,268,428	864,523	2,515,375	200,007	3,579,905

Financial liabilities
Fair value through profit or loss
Borriwings	~~W~~	1,358,294	1,358,294	—	—	1,358,294
Financial liabilities measured at amortized cost(*1)
Borrowings		1,293	—	1,293	—	1,293
Financial guarantee liabilities		9,483	—	—	—	—
Others		63,245	—	—	—	—

	~~W~~	1,432,315	1,358,294	1,293	—	1,359,587

(*1)	Fair value of financial assets and liabilities measured at amortized cost approximates their carrying amounts.

29

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

2)	Financial liabilities were recognized in connection with financial guarantee contracts as of June 30, 2023. The details of the amount of guarantees provided are as follows:

(in millions of Won)		Guarantee limit			Guarantee amount
Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
Subsidiaries
POSCO Maharashtra	BNP	USD	30,000,000	39,384	17,122,990	22,479
Steel Private Limited	CITI	USD	20,000,000	26,256	11,415,327	14,986
	DBS	USD	35,000,000	45,948	19,976,821	26,226
	SC	USD	19,784,000	25,972	11,292,041	14,824
	SMBC	USD	35,000,000	45,948	19,976,821	26,226
POSCO ASSAN TST	BNP	USD	22,074,750	28,980	22,074,750	28,980
STEEL INDUSTRY	CITI	USD	36,000,000	47,261	36,000,000	47,261
	ING	USD	36,000,000	47,261	36,000,000	47,261
	SOCIETE GENERALE	USD	37,800,000	49,624	37,800,000	49,624
POSCO Asia Co., Ltd.	Credit Agricole	USD	50,000,000	65,640	—	—
	ING	USD	55,000,000	72,204	—	—
	Mizuho	USD	50,000,000	65,640	—	—
	Shinhan	USD	50,000,000	65,640	—	—
PT. KRAKATAU POSCO	ANZ	USD	103,500,000	135,875	51,750,217	67,938
	BOA	USD	105,000,000	137,844	80,043,478	105,081
	BTMU	USD	119,000,000	156,223	34,147,826	44,829
	Credit Suisse	USD	91,000,000	119,465	26,113,043	34,281
	HSBC	USD	221,000,000	290,129	156,113,043	204,945
	Export-Import Bank of Korea	USD	795,000,000	1,043,676	350,120,362	459,638
	Mizuho	USD	165,000,000	216,612	90,130,435	118,323
	MUFG	USD	60,000,000	78,768	60,000,000	78,768
	SC	USD	110,000,000	144,408	110,000,000	144,408
	SCB	USD	107,800,000	141,520	31,592,826	41,475
	SMBC	USD	290,000,000	380,712	190,832,826	250,525
	The Tokyo Star Bank	USD	21,000,000	27,569	6,026,087	7,911
POSCO Argentina S.A.U.	BNP	USD	20,000,000	26,256	5,389,658	7,076
	CITI	USD	97,975,000	128,622	26,402,586	34,661
	Credit Agricole	USD	97,975,000	128,622	26,402,586	34,661
	HSBC	USD	97,975,000	128,622	26,402,586	34,661
	JPM	USD	97,975,000	128,622	26,402,586	34,661
Associates
Nickel Mining Company SAS	SMBC	EUR	46,000,000	65,621	46,000,000	65,621

		USD	3,076,858,750	4,039,303	1,509,528,895	1,981,709
		EUR	46,000,000	65,621	46,000,000	65,621

3)	Finance income and costs by category of financial instrument for the six-month periods ended June 30, 2023 and 2022 were as follows:

①	For the six-month period ended June 30, 2023

(in millions of Won)	Finance income and costs
	Interest income		Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total	Other comprehensive income
Financial assets at fair value through profit or loss	~~W~~	—	2,275	33,160	114,862	—	150,297	—
Financial assets at fair value through other comprehensive income		—	—	—	—	—	—	79,066
Financial assets measured at amortized cost		33,632	15,326	—	—	—	48,958	—
Financial liabilities at fair value through profit or loss		—	(82,455)	—	(120,304)	—	(202,759)	—
Financial liabilities measured at amortized cost		—	(334)	—	—	3,151	2,817	—

	~~W~~	33,632	(65,188)	33,160	(5,442)	3,151	(687)	79,066

30

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

②	For the six-month period ended June 30, 2022

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total	Other comprehensive loss
Financial assets at fair value through profit or loss	~~W~~	66,906	—	204	19,774	—	86,884	—
Financial assets at fair value through other comprehensive income		—	—	—	—	—	—	(86,320)
Financial assets measured at amortized cost		11,946	74,440	—	—	—	86,386	—
Financial liabilities at fair value through profit or loss		—	(7,648)	(4,188)	97,376	—	85,540	—
Financial liabilities measured at amortized cost		(24,469)	(85,656)	—	—	4,946	(105,179)	—

	~~W~~	54,383	(18,864)	(3,984)	117,150	4,946	153,631	(86,320)

4)	Finance income and costs by category of financial instrument for the three-month periods ended June 30, 2023 and 2022 were as follows:

①	For the three-month period ended June 30, 2023

(in millions of Won)	Finance income and costs
	Interest income		Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total	Other comprehensive loss
Financial assets at fair value through profit or loss	~~W~~	—	450	5,647	14,636	—	20,733	—
Financial assets at fair value through other comprehensive income		—	—	—	—	—	—	(43,084)
Financial assets measured at amortized cost		17,463	3,262	—	—	—	20,725	—
Financial liabilities at fair value through profit or loss		—	(7,975)	—	(47,672)	—	(55,647)	—
Financial liabilities measured at amortized cost		—	(47)	—	—	1,654	1,607	—

	~~W~~	17,463	(4,310)	5,647	(33,036)	1,654	(12,582)	(43,084)

②	For the three-month period ended June 30, 2022

(in millions of Won)	Finance income and costs
	Interest income		Gain and loss on foreign currency	Gain and loss on disposal	Gain and loss on valuation	Others	Total	Other comprehensive loss
Financial assets at fair value through profit or loss	~~W~~	25,556	—	—	—	—	25,556	—
Financial assets at fair value through other comprehensive income		—	—	—	—	—	—	(180,783)
Financial assets measured at amortized cost		4,118	15,643	—	—	—	19,761	—
Financial liabilities at fair value through profit or loss		—	1,653	—	86,018	—	87,671	—
Financial liabilities measured at amortized cost		—	(1,729)	—		2,377	648	—

	~~W~~	29,674	15,567	—	86,018	2,377	133,636	(180,783)

(b)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the separate financial statements as of and for the year ended December 31, 2022.

31

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

19. Share Capital and Capital Surplus

(a)	Share capital as of June 30, 2023 and December 31, 2022 are as follows:

(share, in Won)	June 30, 2023		December 31, 2022
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1)		84,571,230	84,571,230
Shared capital(*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of June 30, 2023, total shares of ADRs of 21,084,140 are equivalent to 5,271,035 shares of common stock.
(*2)	As of June 30, 2023, the difference between the ending balance of common stock and the par value of issued common stock is ~~W~~59,547 million due to retirement of 11,909,395 treasury shares.

(b)	Capital surplus as of June 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	June 30, 2023		December 31, 2022
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		810,197	806,114
Gain from merger		80,627	80,627
Loss on disposal of hybrid bonds		(1,787)	(1,787)
Share-based payment		10,081	12,115

	~~W~~	1,362,943	1,360,894

20. Reserves

Reserves as of June 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	June 30, 2023		December 31, 2022
Changes in fair value of equity investments at fair value through other comprehensive income	~~W~~	(110,071)	(188,801)

32

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

21. Treasury Shares

Based on the Board of Directors’ resolution, the Company holds treasury shares for business purposes including price stabilization. Changes in treasury shares for the six-month period ended June 30, 2023 and the year ended December 31, 2022 were as follows:

(shares, in millions of Won)	June 30, 2023			December 31, 2022
	Number of shares	Amount		Number of shares	Amount
Beginning	8,722,053	~~W~~	1,892,308	11,561,263	~~W~~	2,508,294
Disposal of treasury shares	(27,030)		(5,864)	(223,605)		(48,513)
Retirement of treasury shares	—		—	(2,615,605)		(567,473)

Ending	8,695,023	~~W~~	1,886,444	8,722,053	~~W~~	1,892,308

22. Revenue

(a)	Details of revenue disaggregated by types of revenue and timing of revenue recognition for the three-month and six-month periods ended June 30, 2023 and 2022 were as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won)	2023		2022	2023	2022
Types of revenue
Sales of steel product	~~W~~	—	—	—	7,262,347
Transportation services		—	—	—	241,733
Dividend income		168,850	124,165	689,024	356,756
Others		62,990	18,221	105,803	60,827

	~~W~~	231,840	142,386	794,827	7,921,663

Timing of revenue recognition
Revenue recognized at a point in time	~~W~~	169,084	124,252	689,031	7,637,907
Revenue recognized over time		62,756	18,134	105,796	283,756

	~~W~~	231,840	142,386	794,827	7,921,663

(b)	Details of contract assets and liabilities from contracts with customers as of June 30, 2023 and December 31, 2022 are as follows:

(in millions of Won)	June 30, 2023		December 31, 2022
Receivables
Account receivables	~~W~~	130,104	30,049
Contract assets
Account receivables		70,272	98,942
Contract liabilities
Advance received		61	379
Unearned income		1,876	1,786

33

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

23. Administrative Expenses

(a)	Other administrative expenses

Other administrative expenses for the three-month and six-month periods ended June 30, 2023 and 2022 were as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won)	2023		2022	2023	2022
Wages and salaries	~~W~~	17,751	12,832	35,470	80,327
Expenses related to post-employment benefits		1,327	1,462	4,452	8,278
Other employee benefits		2,803	1,652	5,802	19,306
Travel		1,266	784	2,274	2,569
Depreciation		2,529	2,584	5,073	9,945
Amortization		297	163	583	5,324
Rental		720	414	1,252	12,888
Repairs		94	1	221	1,109
Advertising		5,982	5,943	10,653	20,506
Research & development		19,857	17,600	42,386	37,524
Service fees		17,934	8,565	29,362	42,519
Supplies		123	25	172	162
Vehicles maintenance		684	328	1,209	1,189
Industry association fee		486	463	1,492	1,875
Training		289	156	353	968
Taxes and public dues		13,172	12,265	13,306	21,876
Others		704	1,058	1,055	6,675

	~~W~~	86,018	66,295	155,115	273,040

(b)	Selling expenses

Selling expenses for the three-month and six-month periods ended June 30, 2023 and 2022 were as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won)	2023		2022	2023	2022
Freight and custody	~~W~~	—	—	—	20,724
Operating expenses for distribution center		—	—	—	935
Sales commissions		—	—	—	14,486
Sales advertising		—	—	—	29
Sales promotion		—	—	—	201
Sample		—	—	—	133
Sales insurance premium		—	—	—	1,086

	~~W~~	—	—	—	37,594

34

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

24. Finance Income and Costs

Details of finance income and costs for the three-month and six-month periods ended June 30, 2023 and 2022 were as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won)	2023		2022	2023	2022
Finance income
Interest income(*1)	~~W~~	17,463	29,674	33,632	78,852
Gain on foreign currency transactions		2,461	3,673	5,572	48,236
Gain on foreign currency translations		1,953	14,542	14,410	51,812
Gain on valuation of derivatives		—	—	—	21,631
Gain on transactions of derivatives		—	—	—	194
Gain on disposals of financial assets at fair value through profit of loss		5,808	—	33,321	—
Gain on valuations of financial assets at fair value through profit or loss		14,636	—	114,862	—
Others		1,747	88,711	3,400	106,188

	~~W~~	44,068	136,600	205,197	306,913

Finance costs
Interest expenses	~~W~~	—	—	—	24,469
Loss on foreign currency transactions		516	1,725	2,218	41,577
Loss on foreign currency translations		8,208	922	82,952	77,335
Loss on disposals of financial assets at fair value through profit or loss		161	—	161	—
Loss on valuations of financial liabilities at fair value through profit or loss		47,672	—	120,304	—
Others		94	317	248	9,901

	~~W~~	56,651	2,964	205,883	153,282

(*1)	Interest income calculated using the effective interest method for the six-month periods ended June 30, 2023 and 2022 were ~~W~~33,632 million and ~~W~~11,946 million, respectively.

35

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

25. Other Non-Operating income and expenses

Details of other non-operating income and expenses for the three-month and six-month periods ended June 30, 2023 and 2022 were as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won)	2023		2022	2023	2022
Other non-operating income
Gain on disposals of property, plant and equipment	~~W~~	—	—	—	5,443
Gain on disposals of subsidiaries, associates and joint ventures		—	3,358	—	3,358
Gain on disposals of assets held for sale		—	—	—	2,706
Premium income		—	—	—	8
Reversal of other provisions		—	489	8,158	489
Others		804	2,136	913	9,347

	~~W~~	804	5,983	9,071	21,351

Other non-operating expenses
Loss on disposals of property, plant and equipment	~~W~~	—	—	—	18,281
Impairment loss on property, plant and equipment		—	—	—	3
Donations		—	—	—	19
Loss on disposals of assets held for sale		—	—	102	—
Increase of other provisions		104	—	529	—
Others		429	450	807	8,904

	~~W~~	533	450	1,438	27,207

26. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses, and other non-operating expenses in the statements of comprehensive income for the three-month and six-month periods ended June 30, 2023 and 2022 were as follows (excluding finance costs and income tax expenses):

	For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won)	2023		2022	2023	2022
Changes in inventories(*1)	~~W~~	—	—	—	(3,222)
Raw materials and consumables used		—	—	—	4,881,888
Employee benefits expenses		21,061	15,490	43,870	365,606
Outsourced processing cost		—	—	—	429,841
Depreciation(*2)		2,720	2,759	5,455	387,645
Amortization		297	163	583	16,816
Electricity and water expenses		1	—	1	80,909
Service fees		17,982	8,565	29,472	51,401
Rental		846	414	1,475	19,684
Advertising		5,982	5,942	10,653	20,506
Freight and custody expenses		—	—	—	207,320
Sales commissions		—	—	—	14,486
Loss on disposals of property, plant and equipment		—	—	—	18,281
Research & development		17,405	22,505	37,810	57,217
Other expenses		20,997	10,717	29,387	254,661

	~~W~~87,291		66,555	158,706	6,803,039

(*1)	Changes in inventories are the changes in product, semi-finished products and by-products.
(*2)	Includes depreciation of investment property.

36

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

27. Income taxes

The effective tax rates of the Company for the six-month periods ended June 30, 2023 and 2022 were 0% and 194.71%, respectively.

The Company’s vertical spin-off during the year ended December 31, 2022 meets the requirements for qualified spin-off under the Corporate Tax Act. Accordingly, transfer gains of ~~W~~8,452,339 million under the Corporate Tax Act were incurred for the net asset transferred to the newly established company (POSCO), and the Company simultaneously set a Corporate Tax Act based provision for accelerated depreciation on the transfer gains and recognized deferred tax liabilities of ~~W~~2,284,103 million.

Deductible temporary differences related to the investment in newly established company (POSCO) which is caused by transfer gains under the Corporate Tax Act were not recognized as deferred tax assets, since it is not probable they will reverse through disposal or liquidation. The effect of our estimation and accounting for the recoverability of temporary differences on the increase in corporate tax costs for the year ended December 31, 2022 is ~~W~~2,284,103 million.

28. Earnings per Share

(a)	Basic earnings (loss) per share for the three-month and six-month periods ended June 30, 2023 and 2022 were as follows:

(in Won, except share information)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2023		2022	2023	2022
Profit (loss) for the period	~~W~~	180,304,455,340	179,077,627,009	732,045,744,824	(1,225,149,405,107)
Interests of hybrid bonds, net of tax		—	—	—	(1,078,164,383)
Weighted-average number of common shares outstanding(*1)		75,876,207	75,849,177	75,862,767	75,779,995
Basic earnings(loss) per share	~~W~~	2,376	2,361	9,650	(16,181)

(*1)	The weighted-average number of common shares used to calculate basic earnings (loss) per share are as follows:

(shares)	For the three-month periods ended June 30		For the six-month periods ended June 30
	2023	2022	2023	2022
Total number of common shares issued	84,571,230	87,186,835	84,571,230	87,186,835
Weighted-average number of treasury shares	(8,695,023)	(11,337,658)	(8,708,463)	(11,406,840)

Weighted-average number of common shares outstanding	75,876,207	75,849,177	75,862,767	75,779,995

37

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

(b)

The Company has potentially issuable common shares due to its exchangeable bonds as of June 30, 2023 and 2022 and Stock Grant program as of June 30, 2023. Diluted earnings (loss) per share is equal to basic earnings per share for the three-month and six-month periods ended June 30, 2023 due to anti-dilutive effect. Meanwhile, diluted earnings (loss) per share for the three-month and six-month periods ended June 30, 2022 were as follows:

(shares, in Won)	For the three-month period ended June 30, 2022		For the six-month period ended June 30, 2022
Profit (loss) for the period	~~W~~	179,077,627,009	(1,225,149,405,107)
Interests of hybrid bonds, net of tax		—	(1,078,164,383)
Loss from exchange rate on and revaluation of exchangeable bonds		(63,561,697,501)	(67,241,564,423)
Adjusted weighted-average number of common shares(*1)		78,924,274	78,833,968
Diluted earnings(loss) per share	~~W~~	1,464	(16,408)

(*1)	The weighted-average number of common shares used to calculate diluted earnings (loss) per share are as follows:

(shares)	For the three-month period ended June 30, 2022	For the six-month period ended June 30, 2022
Weighted-average number of common shares outstanding	75,849,177	75,779,995
Weighted-average number of potential common shares	3,075,097	3,053,973

Adjusted weighted-average number of common shares	78,924,274	78,833,968

38

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

29. Related Party Transactions

(a)	Significant transactions with related companies for the six-month periods ended June 30, 2023 and 2022 were as follows:

1)	For the six-month period ended June 30, 2023

(in millions of Won)	Sales and others(*1)				Purchase and others
	Sales		Dividends	Others	Purchase of fixed assets	Others
Subsidiaries(*2)
POSCO	~~W~~	79,246	325,043	—	—	7,275
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)		4,319	11,037	440	1,777	3,710
POSCO STEELEON CO., Ltd		934	—	—	—	43
POSCO DX(formerly, POSCO ICT)		1,647	7,455	—	1,799	3,694
eNtoB Corporation		—	—	40	26	463
POSCO FUTURE M CO., LTD. (formerly, POSCO CHEMICAL CO., LTD)		1,778	13,878	—	—	—
POSCO MOBILITY SOLUTION		510	—	55	—	—
POSCO INTERNATIONAL Corporation		5,153	77,616	—	—	32
POSCO Maharashtra Steel Private Limited		692	—	266	—	—
POSCO ASSAN TST STEEL INDUSTRY		17	—	285	—	—
Others		5,853	6,021	3,355	857	18,303

		100,149	441,050	4,441	4,459	33,520

Associates and joint ventures(*2)
SNNC		563	—	55	—	—
Roy Hill Holdings Pty Ltd		—	136,939	—	—	—
Others		172	43,672	3,813	—	90

		735	180,611	3,868	—	90

	~~W~~	100,884	621,661	8,309	4,459	33,610

(*1)	Sales and others mainly consist of trademark usage income, rental income, and dividend income to subsidiaries, associates and joint ventures.
(*2)	As of June 30, 2023, the Company provided guarantees to related companies (Note 18)

39

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

2)	For the six-month period ended June 30, 2022

(in millions of Won)	Sales and others(*1)				Purchase and others(*2)
	Sales		Dividends	Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO	~~W~~	8,167	—	—	—	—	—	567
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)		2,365	16,555	7	—	85,302	—	10,282
POSCO STEELEON CO., Ltd		131,991	—	215	—	—	7,656	6
POSCO DX(formerly, POSCO ICT)(*3)		496	4,970	18	—	38,091	10,190	32,403
eNtoB Corporation		2	24	—	60,649	9,698	32	3,207
POSCO FUTURE M CO., LTD. (formerly, POSCO CHEMICAL CO., LTD)		81,504	13,878	44	84,301	4,757	56,325	908
POSCO ENERGY CO., LTD.		762	—	—	6,682	—	—	3,925
POSCO MOBILITY SOLUTION		175,955	—	—	—	—	8,802	28
POSCO INTERNATIONAL Corporation		2,099,890	62,093	—	244,230	—	768	1,049
POSCO Thainox Public Company Limited		49,085	22,372	—	—	—	—	1
POSCO Canada Ltd.		—	—	139	77,703	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		32,534	—	—	—	—	—	—
POSCO JAPAN Co., Ltd.		28,790	—	—	835	—	—	16
POSCO-VIETNAM Co., Ltd.		44,617	—	283	—	—	—	—
POSCO MEXICO S.A. DE C.V.		102,635	—	203	—	—	—	—
POSCO Maharashtra Steel Private Limited		171,287	—	284	—	—	—	120
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		42,320	—	—	—	—	—	15
POSCO VST CO., LTD.		28,212	—	—	—	—	—	—
POSCO INTERNATIONAL SINGAPORE PTE LTD.		—	—	417	380,061	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		47,180	—	268	—	—	—	8
Others		194,327	1,716	3,527	61,471	13,042	53,139	205,528

		3,242,119	121,608	5,405	915,932	150,890	136,912	258,063

Associates and joint ventures
SNNC		3,129	5,348	8	148,239	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		25,614	—	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	125,984	—	210,455	—	—	—
Others		77,244	32,440	8,041	16,485	—	—	301

		105,987	163,772	8,049	375,179	—	—	301

	~~W~~	3,348,106	285,380	13,454	1,291,111	150,890	136,912	258,364

(*1)	Sales and others mainly consist of sales of steel products (before spin-off), trademark usage income, rental income and dividend income to subsidiaries, associates and joint ventures.
(*2)	Purchase and others mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.

(b)	Significant transactions with related companies for the three-month periods ended June 30, 2023 and 2022 were as follows:

1)	For the three-month period ended June 30, 2023

(in millions of Won)	Sales and others				Purchase and others
	Sales		Dividends	Others	Purchase of fixed assets	Others
Subsidiaries
POSCO	~~W~~	47,850	—	—	—	1,622
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)		2,228	—	440	1,690	2,874
POSCO STEELEON CO., Ltd		406	—	—	—	20
POSCO DX(formerly, POSCO ICT)		996	—	—	770	1,877
eNtoB Corporation		—	—	40	26	278
POSCO FUTURE M CO., LTD. (formerly, POSCO CHEMICAL CO., LTD)		604	—	—	—	—
POSCO MOBILITY SOLUTION		287	—	55	—	—
POSCO INTERNATIONAL Corporation		2,642	—	—	—	32
POSCO Maharashtra Steel Private Limited		692	—	120	—	—
POSCO ASSAN TST STEEL INDUSTRY		17	—	143	—	—
Others		3,376	895	1,936	755	11,143

		59,098	895	2,734	3,241	17,846

Associates and joint ventures
SNNC		522	—	55	—	—
Roy Hill Holdings Pty Ltd		—	104,496	—	—	—
Others		124	36,471	99	—	—

		646	140,967	154	—	—

	~~W~~	59,744	141,862	2,888	3,241	17,846

40

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

2)	For the three-month period ended June 30, 2022

(in millions of Won)	Sales and others				Purchase and others
	Sales		Dividends	Others	Purchase of fixed assets	Others
Subsidiaries
POSCO	~~W~~	6,700	—	—	—	564
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)		860	—	—	—	571
POSCO STEELEON CO., Ltd		479	—	—	—	—
POSCO DX(formerly, POSCO ICT)		160	—	—	13,976	—
eNtoB Corporation		—	—	—	—	10
POSCO FUTURE M CO., LTD. (formerly, POSCO CHEMICAL CO., LTD)		922	—	—	—	—
POSCO MOBILITY SOLUTION		217	—	—	—	—
POSCO INTERNATIONAL Corporation		433	—	—	—	—
POSCO Thainox Public Company Limited		406	22,372	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		111	—	—	—	—
POSCO-VIETNAM Co., Ltd.		848	—	230	—	—
POSCO MEXICO S.A. DE C.V.		207	—	187	—	—
POSCO Maharashtra Steel Private Limited		616	—	218	—	—
POSCO VST CO., LTD.		306	—	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		162	—	208	—	—
Others		4,754	753	2,353	—	6,044

		17,181	23,125	3,196	13,976	7,189

Associates and joint ventures
SNNC		7	—	—	—	—
Roy Hill Holdings Pty Ltd		—	35,596	—	—	—
Others		521	23,823	4,668	—	—

		528	59,419	4,668	—	—

	~~W~~	17,709	82,544	7,864	13,976	7,189

(c)	The related account balances of significant transactions with related companies as of June 30, 2023 and December 31, 2022 are as follows:

1)	June 30, 2023

	Receivables				Payables
(in millions of Won)	Trade accounts and notes receivable		Others	Total	Accounts payable	Others	Total
Subsidiaries
POSCO	~~W~~	57,428	6,048	63,476	—	21,071	21,071
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)		4,227	534	4,761	—	1,857	1,857
POSCO STEELEON CO., Ltd		621	—	621	8	—	8
POSCO DX(formerly, POSCO ICT)		638	12	650	759	1,509	2,268
eNtoB Corporation		—	—	—	71	—	71
POSCO FUTURE M CO., LTD. (formerly, POSCO CHEMICAL CO., LTD)		7,545	28	7,573	—	751	751
POSCO MOBILITY SOLUTION		457	—	457	—	—	—
POSCO INTERNATIONAL Corporation		3,348	22	3,370	—	2,499	2,499
POSCO Maharashtra Steel Private Limited		—	419	419	—	—	—
POSCO ASSAN TST STEEL INDUSTRY		—	531	531	—	—	—
PT. KRAKATAU POSCO		—	8,329	8,329	—	—	—
Others		2,655	6,369	9,024	2,809	3,933	6,742

		76,919	22,292	99,211	3,647	31,620	35,267

Associates and joint ventures
SNNC		267	—	267	—	—	—
Roy Hill Holdings Pty Ltd		104,496	—	104,496	—	—	—
FQM Australia Holdings Pty Ltd(*1)		—	218,900	218,900	—	—	—
Others		18,338	575	18,913	—	—	—

		123,101	219,475	342,576	—	—	—

	~~W~~	200,020	241,767	441,787	3,647	31,620	35,267

(*1)	FQM Australia Holdings Pty Ltd’s other receivable consists of long-term loans. During the six-month period ended June 30, 2023, the Company provided additional loan to its associates by ~~W~~6,448 million

41

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

2)	December 31, 2022

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Accounts payable	Others	Total
Subsidiaries
POSCO	~~W~~	75,343	6,600	81,943	5,678	14,663	20,341
POSCO Eco & Challenge Co., Ltd. (formerly, POSCO ENGINEERING & CONSTRUCTION CO.,LTD.)		3,808	660	4,468	—	—	—
POSCO STEELEON CO., Ltd		818	—	818	—	—	—
POSCO DX(formerly, POSCO ICT)		687	—	687	859	705	1,564
POSCO FUTURE M CO., LTD. (formerly, POSCO CHEMICAL CO., LTD)		8,550	—	8,550	—	5,086	5,086
POSCO MOBILITY SOLUTION		489	—	489	—	—	—
POSCO INTERNATIONAL Corporation		2,002	—	2,002	—	502	502
Qingdao Pohang Stainless Steel Co., Ltd.		—	—	—	122	—	122
POSCO Maharashtra Steel Private Limited		—	466	466	486	—	486
POSCO ASSAN TST STEEL INDUSTRY		—	513	513	104	—	104
PT. KRAKATAU POSCO		—	8,967	8,967	391	—	391
Others		5,318	6,080	11,398	11,874	4,928	16,802

		97,015	23,286	120,301	19,514	25,884	45,398

Associates and joint ventures
SNNC		94	—	94	—	—	—
Roy Hill Holdings Pty Ltd		23,400	—	23,400	—	—	—
FQM Australia Holdings Pty Ltd(*1)		—	202,562	202,562	—	—	—
Others		190	761	951	74	—	74

		23,684	203,323	227,007	74	—	74

	~~W~~	120,699	226,609	347,308	19,588	25,884	45,472

(*1)	FQM Australia Holdings Pty Ltd’s other receivable consists of long-term loans. During the year ended December 31, 2022, the Company provided additional loan to its associates by ~~W~~12,116 million.

(d)	For the six-month periods ended June 30, 2023 and 2022, details of compensation to key management officers were as follows:

(in millions of Won)	June 30, 2023		June 30, 2022
Short-term benefits	~~W~~	17,233	32,995
Retirement benefits		3,520	3,978

	~~W~~	20,753	36,973

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations.

30. Commitments and Contingencies

(a)	Commitments

1)

As of June 30, 2023, the Company entered into commitments with KOREA ENERGY AGENCY for long-term foreign currency borrowing, which is limited up to the amount of USD 1.05 million. The borrowing is related to the exploration of gas hydrates in Western Fergana-Chinabad. The repayment of the borrowing depends on the success of the project. The Company is not liable for the repayment of full or part of the money borrowed if the respective project fail. The Company has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of June 30, 2023, the ending balance of the borrowing amounts to USD 1.02 million.

42

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

2)

The Company has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to the construction of new power plant by POSCO INTERNATIONAL Corporation.

3)	The Company has deposited 3,176,474 treasury shares for exchange with the Korea Securities Depository in relation to foreign currency exchangeable bonds as of June 30, 2023.

(b)	As of June 30, 2023, the Company has provided three blank checks to KOREA ENERGY AGENCY as collateral for long-term foreign currency borrowings.

(c)	Litigation in progress

The Company is involved in 3 lawsuits for compensatory for damages amounted to ~~W~~9.9 billion as defendant as of June 30, 2023. However, the Company has not recognized any provisions for the lawsuit since the Company does not believe it has a present obligation as of June 30, 2023.

(d)

The company has a joint obligation with the company newly established through spin-off, POSCO, to discharge all liabilities (including financial guarantee contracts) incurred prior to the spin-off date.

43

POSCO HOLDINGS INC.

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2023

(Unaudited)

31. Cash Flows from Operating Activities

Changes in operating assets and liabilities for the six-month periods ended June 30, 2023 and 2022 were as follows:

(in millions of Won)	June 30, 2023		June 30, 2022
Trade accounts and notes receivable, net	~~W~~	28,529	(439,323)
Other accounts receivable		11,453	(3,517)
Accrued revenues		—	(2,129)
Inventories		—	354,262
Prepaid expenses		(1,204)	(41,207)
Other current assets		(1,208)	(3,616)
Short-term guarantee deposits		(66)	—
Long-term guarantee deposits		—	17
Derivative assets		—	5,781
Other non-current assets		—	129
Trade accounts and notes payable		—	(417,714)
Other accounts payable		1,200	(88,071)
Accrued expenses		13,234	(58,100)
Advances received		(318)	(3,192)
Withholdings		(607)	(5,972)
Unearned revenue		90	(2,392)
Other current liabilities		(3,509)	(10,902)
Payments of severance benefits		(7,631)	(58,317)
Plan assets		2,104	51,373
Other non-current liabilities		—	(290)

	~~W~~	42,067	(723,180)

32. Events after the reporting period

(a)	Pursuant to the resolution of the Board of Directors on August 8, 2023, the Company decided to pay interim cash dividends of ~~W~~2,500 per common share (total dividend: ~~W~~ 189.7 billion).

(b)	Pursuant to the resolution of the Board of Directors on August 8, 2023, the Company decided to dispose of 4 subsidiaries including PT. KRAKATAU POSCO to the subsidiary POSCO.

44